As confidentially submitted to the Securities and Exchange Commission on November 13, 2020

CONFIDENTIAL TREATMENT REQUESTED

Registration No. 377-03384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sawai Seiyaku Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Sawai Pharmaceutical Co., Ltd.

(Translation of registrant name into English)

JAPAN

(State or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code Number)

98-1401657

(I.R.S. Employer Identification Number)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

+81-6-6105-5711

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Upsher-Smith Laboratories, LLC

6701 Evenstad Drive

Maple Grove, MN 55369

Attention: Tatsufumi Hiramatsu

(763) 315-2000

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copy to:

Masahisa Ikeda, Esq.

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011

Japan

+81-3-5251-1601

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

*Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of common stock of SAWAI GROUP HOLDINGS Co., Ltd., no par value	7,052,456	Not Applicable	$	$

(1)

Based upon the estimated number of shares of common stock of SAWAI GROUP HOLDINGS Co., Ltd. issuable to shareholders of Sawai Pharmaceutical Co., Ltd. resident in the United States upon the effectiveness of the share transfer (kabushiki iten) by Sawai Pharmaceutical Co., Ltd., which estimate is calculated by multiplying the share transfer ratio of one (1) share of SAWAI GROUP HOLDINGS Co., Ltd. common stock for each share of Sawai Pharmaceutical Co., Ltd. common stock and the number of shares of Sawai Pharmaceutical Co., Ltd. common stock estimated to be held by U.S. holders on September 30, 2020 (the most recent date for which information with respect to such record holders can be determined). SAWAI GROUP HOLDINGS Co., Ltd. shares are not being registered for the purpose of sales outside the United States.

(2)

Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933 based upon the market value of the shares of Sawai Pharmaceutical Co., Ltd. common stock estimated to be held by U.S. holders and to be cancelled in the share transfer, calculated pursuant to Rule 457(c) by taking the average of the high and low prices of such shares as reported on the First Section of the Tokyo Stock Exchange on                     , 2020 and converting them into U.S. dollars based on the exchange rate reported by Bank of Japan on such date of ¥            = $1.00.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This preliminary prospectus is not complete. We may amend this preliminary prospectus without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2020

Preliminary Prospectus

SAWAI GROUP HOLDINGS Co., Ltd.

Share Transfer of Shares of Common Stock of Sawai Pharmaceutical Co., Ltd.

The board of directors of Sawai Pharmaceutical Co., Ltd. has adopted a share transfer plan, to be approved by our shareholders at an extraordinary general meeting of shareholders. The share transfer plan provides that each of our shareholders will receive one (1) share of common stock of SAWAI GROUP HOLDINGS Co., Ltd., or SGH, for each share of common stock of Sawai Pharmaceutical that such shareholder holds.

The share transfer may only be completed upon the approval of the share transfer plan by shareholders of Sawai Pharmaceutical and certain other conditions being satisfied. The additional conditions and other terms of the share transfer plan are more fully described in this prospectus in the section entitled “The Share Transfer.” Under the current schedule, if shareholders of Sawai Pharmaceutical approve the share transfer plan and the other conditions are satisfied, we expect that the share transfer will become effective and SGH be formed on April 1, 2021.

Based on the number of shares of Sawai Pharmaceutical’s common stock outstanding as of September 30, 2020, we expect that 43,791,339 shares of SGH common stock will be delivered in connection with the share transfer. Based on information in Sawai Pharmaceutical’s register of shareholders as of September 30, 2020, we estimate that approximately 16.1% of those shares will be offered to shareholders of Sawai Pharmaceutical resident in the United States.

This prospectus has been prepared for holders of shares of common stock of Sawai Pharmaceutical who are resident in the United States in order to provide them with detailed information about the share transfer and the shares of common stock of SGH to be issued and delivered in connection with the share transfer. You are encouraged to read this prospectus in its entirety.

The date, time and place of the extraordinary general meeting of shareholders, at which our shareholders will vote on the share transfer plan, are as follows:

December 21, 2020 at 10 a.m. (Japan time)

Sawai Pharmaceutical Co., Ltd.

10th Floor Hall

Head Office and Research Laboratories

5-2-30 Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

Shareholders of Sawai Pharmaceutical of record as of September 30, 2020 will be entitled to vote at our extraordinary general meeting of shareholders. To attend and vote at the extraordinary general meeting of shareholders, shareholders of Sawai Pharmaceutical must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials which we will distribute. The affirmative vote of the holders of at least two-thirds of the voting rights represented at extraordinary general meeting of shareholders of Sawai Pharmaceutical, at which shareholders holding at least one-third of the total voting rights are present or represented, is required to approve the share transfer plan.

Shares of common stock of Sawai Pharmaceutical are traded in yen on the Tokyo Stock Exchange. On November 12, 2020, the last reported official sale price of shares of common stock of Sawai Pharmaceutical on the Tokyo Stock Exchange was 4,955 yen per share.

Shareholders of Sawai Pharmaceutical are entitled to exercise dissenters’ appraisal rights in connection with the share transfer by complying with applicable procedures under the Companies Act of Japan. See “The Share Transfer—Dissenters’ Appraisal Rights” beginning on page 22 of this prospectus.

You should carefully consider the risk factors beginning on page 5 of this prospectus.

We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the share transfer or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                , 2020.

REFERENCE TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about us that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Sawai Pharmaceutical Co., Ltd.

Controller Department

5-2-30 Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

Telephone: +81-6-6105-5714

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

In order to receive timely delivery of requested documents in advance of our extraordinary general meeting of shareholders, you should make your request no later than December 14, 2020, which is five business days before you must make a decision regarding the share transfer.

See “Where You Can Find More Information” on page 93.

Two days before the consummation of the share transfer, the shares of common stock of Sawai Pharmaceutical will be delisted. On the day of the consummation of the share transfer, SGH plans to apply for the technical listing of its shares of common stock to the first section of the Tokyo Stock Exchange.

As used in this prospectus, references to “we,” the “Company,” “our,” “us” or “Sawai Pharmaceutical” are to Sawai Pharmaceutical Co., Ltd., and references to “SGH” are to SAWAI GROUP HOLDINGS Co., Ltd., in each case on a consolidated basis, except where the context otherwise requires. References to the “Share Transfer” are to the proposed share transfer of all of our common stock to SGH, the terms of which are set forth in the share transfer plan, dated as of July 28, 2020, as adopted by our board of directors. That share transfer plan is referred to in this prospectus as the “Share Transfer Plan.” Unless the context otherwise requires, references in this prospectus to the financial results or business of the “Company,” “us” or “Sawai Pharmaceutical” refer to those of Sawai Pharmaceutical Co., Ltd. and its consolidated subsidiaries.

As used in this prospectus, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen” or “¥” means the lawful currency of Japan.

In this prospectus, unless otherwise indicated, where information is presented in thousands, millions, billions or trillions of yen or thousands or millions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Amounts presented as percentages have been rounded to the nearest tenth of a percent or one hundredth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

As used in this prospectus, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial information contained in this prospectus has been presented in accordance with IFRSs. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this prospectus are expressed in Japanese yen.

In this prospectus, we include our audited consolidated financial statements for the fiscal years ended March 31, 2018, 2019 and 2020.

QUESTIONS AND ANSWERS ABOUT THE SHARE TRANSFER AND

VOTING PROCEDURES FOR THE EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

Q. What is Sawai Pharmaceutical proposing?

A. We are proposing to adopt a holding company structure through a share transfer under the Companies Act of Japan. Through the Share Transfer, a new holding company, SGH, will be formed, shareholders of Sawai Pharmaceutical will become shareholders of SGH, and Sawai Pharmaceutical will become a wholly owned subsidiary of SGH.

Q. What will I receive in the Share Transfer?

A. Our shareholders as of the time immediately preceding the effective date of the Share Transfer will receive one (1) share of newly issued shares of SGH’s common stock for every share of Sawai Pharmaceutical’s common stock that they hold. Holders of Sawai Pharmaceutical common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of SGH’s common stock for shares of Sawai Pharmaceutical common stock that they hold.

Q. What vote of our shareholders is required to approve the Share Transfer?

A. The affirmative vote of the holders of at least two-thirds of the voting rights of Sawai Pharmaceutical common stock present or represented at the extraordinary general meeting of shareholders, at which shareholders of Sawai Pharmaceutical holding at least one-third of the total voting rights are present or represented, is required to approve the Share Transfer Plan. Our shareholders will have one voting right per one unit of shares of Sawai Pharmaceutical common stock, which consists of 100 shares.

Q. When is the Share Transfer expected to become effective?

A. The Share Transfer, if approved by shareholders of Sawai Pharmaceutical, is expected to become effective on April 1, 2021 unless the Share Transfer is terminated or amended.

Q. How will the legal rights of Sawai Pharmaceutical’s shares differ from the legal rights of SGH’s shares?

A. There will be no material difference between the legal rights of holders of our shares and the legal rights of holders of SGH’s shares.

Q. Will shareholders of Sawai Pharmaceutical receive dividends on common stock for the year ending March 31, 2021?

A. Subject to the approval of Sawai Pharmaceutical’s shareholders in June 2021, we expect that Sawai Pharmaceutical will pay dividends in June 2021 to holders of record of Sawai Pharmaceutical’s common stock as of March 31, 2021. For a detailed discussion of dividends of SGH generally, see “Description of SGH’s Common Stock—Dividends.”

Q. How will trading in shares of our common stock be affected in connection with the consummation of the Share Transfer?

A. We expect that the last day of trading in Sawai Pharmaceutical shares on the Tokyo Stock Exchange will be March 29, 2021, which is three (3) trading days prior to the effective date of the Share Transfer, and that Sawai Pharmaceutical shares will be delisted the following day. We expect that SGH’s shares will be traded on the Tokyo Stock Exchange starting on April 1, 2021.

Q. What are the Japanese tax consequences of the Share Transfer?

A. Non-resident holders of shares of our common stock will generally not be subject to Japanese taxation with respect to the Share Transfer, except with respect to cash payments of the sale price from us as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Oh-Ebashi LPC & Partners, Japanese counsel to us, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the Share Transfer.

Q. What are the U.S. tax consequences of the Share Transfer?

A. The Share Transfer has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Sawai Pharmaceutical and SGH have no obligation to structure the Share Transfer in a manner that is tax-free to U.S. Holders. The Share Transfer is expected to qualify as a tax-free transaction for U.S. federal income tax purposes. A U.S. Holder (as defined below) of Sawai Pharmaceutical shares is expected to recognize no gain for U.S. federal income tax purposes upon his or her exchange of Sawai Pharmaceutical shares for SGH’s shares in the Share Transfer. However, qualification as a tax-free transaction depends on the resolution of issues and facts that will not be known until or after the Share Transfer. If the Share Transfer does not qualify as a tax-free transaction, the Share Transfer will be treated as a taxable exchange for U.S. Holders. See “Taxation—U.S. Federal Income Tax Consequences,” for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the shares in the Share Transfer.

Q. What is the record date for voting at the extraordinary general meeting of shareholders?

A. The record date is September 30, 2020. Accordingly, holders of record of at least one unit of our common stock as of that date will be eligible to vote at the extraordinary general meeting of our shareholders scheduled to be held on December 21, 2020. Shareholders of Sawai Pharmaceutical whose shares were issued or obtained after the record date will not be entitled to vote at the extraordinary general meeting of shareholders.

Q. How do I vote at the extraordinary general meeting of shareholders?

A. You may exercise voting rights by voting via the Internet, submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. We will distribute a mail-in voting card and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. Voting via the Internet must be done, and completed mail-in voting cards must be received by us, by                (Japan time) one business day prior to the extraordinary general meeting of shareholders.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, we will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased Sawai Pharmaceutical shares through a securities broker located outside of Japan, we will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Shareholders of Sawai Pharmaceutical who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, we will send voting and reference materials to that mailing address.

In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors,” which is operated by ICJ, Inc., a Japanese entity incorporated as a joint venture of the Tokyo Stock Exchange and Broadridge Financial Solutions, Inc., to exercise their voting rights at the extraordinary general meeting of shareholders.

v

Q. How will shares represented by mail-in voting cards and voting via the Internet be treated at the extraordinary general meeting of shareholders?

A. The mail-in voting cards used for the extraordinary general meeting of shareholders will list the proposals to be voted on by shareholders of Sawai Pharmaceutical at the extraordinary general meeting of shareholders, including the approval of the Share Transfer Plan. A mail-in voting card will allow a shareholder to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law and practice, we intend to count towards the quorum for its extraordinary general meeting of shareholders any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals, and count those mail-in voting cards as voting in favor of the Share Transfer Plan and the other proposals referred to in the mail-in voting cards. Any votes via the Internet or mail-in voting cards will become void if the shareholder who voted via the Internet or by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact. If a shareholder exercises his or her voting rights both by submitting a mail-in voting card and voting via the Internet, the vote delivered at a later time will be deemed as the valid vote. In the event a mail-in voting card and vote via the Internet are delivered on the same day, only the vote exercised via the Internet will be deemed as the valid vote. If a shareholder exercises his or her voting rights more than once via the Internet, only the last vote will be deemed as the valid vote.

Q. May I revoke my vote after I submit a mail-in voting card or vote via the Internet?

A. Yes. Any person who votes by a mail-in voting card or votes via the Internet may revoke it any time before it is voted in any of the following ways:

•	by re-voting via the Internet at a later time;

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to us if we redistribute mail-in voting cards; or

•

by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders.

Shareholders of Sawai Pharmaceutical who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

Q. If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A. Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q. Do I have dissenters’ appraisal rights in connection with the Share Transfer?

A. Under the Companies Act of Japan, you are entitled to dissenters’ appraisal rights in connection with the Share Transfer in accordance with the procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Sawai Pharmaceutical. Any shareholder of Sawai Pharmaceutical (i) who notifies Sawai Pharmaceutical prior to the extraordinary general meeting of shareholders of his or her intention to oppose the Share Transfer, and who votes against the approval of the Share Transfer Plan at the extraordinary general meeting of shareholders, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Sawai Pharmaceutical, may demand that Sawai Pharmaceutical purchase his or her shares of Sawai Pharmaceutical’s common stock at fair value. If you vote against the Share Transfer Plan via the Internet or by submitting a mail-in voting card, such vote or submission will satisfy all requirements mentioned in (i) above. Such demand must be made within twenty (20) days from the date on which an individual or public notice is made by Sawai Pharmaceutical. Such individual notice or public notice will be given by Sawai Pharmaceutical to its shareholders announcing that Sawai Pharmaceutical intends to consummate the Share Transfer and the names and addresses of Sawai Pharmaceutical and the holding company (i.e., SGH) within two weeks from the date of resolution of the general meeting of shareholders. Such individual or public notice may be made prior to the date of the general meeting of shareholders.

The failure of a shareholder of Sawai Pharmaceutical who is entitled to vote at the extraordinary general meeting of shareholders to provide such notice prior to the extraordinary general meeting of shareholders or to vote against the approval of the Share Transfer Plan at the extraordinary general meeting of shareholders will in effect constitute a waiver of the shareholder’s right to demand that Sawai Pharmaceutical purchase his or her shares of Sawai Pharmaceutical’s common stock at fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Transfer—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights. The dissenters’ appraisal rights for shareholders of Sawai Pharmaceutical, as a company becoming a wholly owned subsidiary through a share transfer, are set forth in Articles 806 and 807 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix B.

Q. Whom can I call with questions?

A. If you have more questions about the Share Transfer, you should contact:

Sawai Pharmaceutical Co., Ltd.

Controller Department

5-2-30 Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

Telephone: +81-6-6105-5714

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus for a more complete understanding of the Share Transfer being considered at the extraordinary general meeting of shareholders.

As used in this prospectus, references to “we,” the “Company,” “our,” “us” or “Sawai Pharmaceutical” are to Sawai Pharmaceutical Co., Ltd., and references to “SGH” are to SAWAI GROUP HOLDINGS Co., Ltd., in each case on a consolidated basis, except where the context otherwise requires. References to the “Share Transfer” are to the proposed share transfer of all of our common stock to SGH, the terms of which are set forth in the Share Transfer Plan, dated as of July 28, 2020, as adopted by our board of directors. Unless the context otherwise requires, references in this prospectus to the financial results or business of the “Company,” “us” or “Sawai Pharmaceutical” refer to those of Sawai Pharmaceutical Co., Ltd. and its consolidated subsidiaries.

Sawai Pharmaceutical Co., Ltd.

(page 26)

We are a pharmaceutical company incorporated in Japan. We primarily engage in manufacturing and sale of generic drugs in various forms in Japan and the United States with the aim of lowering costs and providing solutions for patients in need. Our registered office is located in 5-2-30, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan. The telephone number of our registered office is +81-6-6105-5711. As of March 31, 2020, we had total assets of 384.8 billion yen. For the year ended March 31, 2020, we had net profit attributable to our owners of 19.2 billion yen.

The Share Transfer

(page 20)

Our board of directors has adopted the Share Transfer Plan, which is subject to approval by an extraordinary general meeting of our shareholders. Upon the Share Transfer, each of our shareholders who is recorded or registered on our register of shareholders as of the close of business on the date immediately preceding the date of the Share Transfer will receive one (1) share of the common stock of SGH for each share of our common stock that such shareholder holds. The resulting number of SGH’s shares to which our shareholders are entitled will be reflected in SGH’s register of shareholders.

The Share Transfer can only be completed if the Share Transfer is approved by our shareholders and certain other conditions are satisfied. If the Share Transfer is approved by the shareholders of Sawai Pharmaceutical and the other conditions for completing the Share Transfer are satisfied, the Share Transfer is expected to become effective on April 1, 2021.

Reasons for the Share Transfer

(page 20)

We plan to conduct the Share Transfer and adopt a holding company structure in order to (i) become able to flexibly and promptly realize strategic alliances, including to conduct mergers and acquisitions, (ii) develop new businesses more swiftly and efficiently, (iii) reinforce its governance system and facilitate rapid and efficient execution of operations, and (iv) cultivate talented personnel by providing them with not only experience in the existing business or a particular division but also with management experience through engaging in businesses of other group companies under the holding company.

The Extraordinary General Meeting of Shareholders

(page 17)

To seek shareholders’ approval of the Share Transfer and certain related matters, our board of directors has convened an extraordinary general meeting of shareholders. Under Japanese law and our articles of incorporation, the notice of an extraordinary general meeting of shareholders must be dispatched at least two weeks in advance to all shareholders of record who have voting rights. We will distribute materials to our shareholders that will enable them to exercise their voting rights.

The date, time and place of the meeting is expected to be December 21, 2020, at 10 a.m. (Japan time), at Sawai Pharmaceutical Co., Ltd., 10th Floor Hall, Head Office and Research Laboratories, 5-2-30 Miyahara, Yodogawa-ku, Osaka 532-0003, Japan.

Shareholders may exercise voting rights by voting via the Internet, submitting a mail-in voting card, or attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. We will distribute a mail-in voting card and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, we will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased our shares through a securities broker located outside of Japan, we will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Our shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, we will send voting and reference materials to that mailing address. In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors,” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

The affirmative vote of the holders of at least two-thirds of voting rights present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of our total voting rights who are entitled to exercise their voting rights are present or represented, is required to approve the Share Transfer Plan. Our shareholders will have one voting right per one unit of shares of our common stock, consisting of 100 shares.

As of September 30, 2020, our directors and audit & supervisory board members, including the substitute auditors, owned approximately 4.12% of the voting rights of our common stock.

Determination of Our Board of Directors with Respect to the Share Transfer

(page 21)

On July 28, 2020, our board of directors unanimously approved the Share Transfer. In its deliberation of the Share Transfer, our board of directors considered a number of factors referred to under “The Share Transfer—Reasons for the Share Transfer” beginning on page 20.

Material Japanese Income Tax Consequences of the Share Transfer

(page 22)

The Share Transfer is expected to be a tax-free transaction for Japanese tax purposes. A non-Japanese holder of our shares is expected to recognize no gain for Japanese tax purposes upon his or her exchange of our shares for SGH’s shares in the Share Transfer, except with respect to cash payments of the sale price from us as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Oh-Ebashi LPC & Partners, our Japanese counsel, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the shares in the Share Transfer.

Material U.S. Federal Income Tax Consequences of the Share Transfer

(page 22)

The Share Transfer is expected to qualify as a tax-free transaction for U.S. federal income tax purposes. A U.S. Holder (as defined below) of our shares is expected to recognize no gain for U.S. federal income tax purposes upon his or her exchange of our shares for SGH’s shares in the Share Transfer. See “Taxation—U.S. Federal Income Tax Consequences,” for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share transfer.

Anticipated Accounting Treatment

(page 22)

For financial reporting purposes under IFRSs, as the proportionate shareholder interests before and after the Share Transfer are expected to be substantially the same, the Share Transfer will be accounted for as a legal reorganization of entities under common control. Accordingly, Sawai Pharmaceutical will recognize no gain or loss upon the Share Transfer, and all assets and liabilities of Sawai Pharmaceutical will be recorded on the books of SGH at the predecessor carrying values.

Regulatory Matters

(page 22)

Securities registration statement under the Financial Instruments and Exchange Law of Japan must become effective on or prior to the effective date of the Share Transfer. For a more detailed discussion of the regulatory approvals required for the Share Transfer, see “The Share Transfer—Regulatory Matters.”

Dissenters’ Appraisal Rights

(page 22)

Under the Companies Act of Japan, you may have dissenters’ appraisal rights in connection with the Share Transfer. For a more detailed discussion of these rights, see “The Share Transfer—Dissenters’ Appraisal Rights.”

Conditions to the Share Transfer

(page 24)

The consummation of Share Transfer and the establishment of SGH are subject to the satisfaction of, among other things, conditions such as the following:

•	the approval of this plan will be obtained at the extraordinary general meeting of shareholders of Sawai Pharmaceutical by the day before the date of the establishment of SGH; and

•	the approval of the relevant government agencies will be obtained in accordance with the applicable laws and regulations by the date of the establishment of SGH.

Termination

(page 25)

The Share Transfer Plan will be terminated in the event that any of the following events occurs:

•	the regulatory approvals that are required to consummate the Share Transfer create material obstacles with consummating the Share Transfer; or

•

the board of directors of Sawai Pharmaceutical resolves to terminate the Share Transfer because the business or financial condition of Sawai Pharmaceutical changes significantly or any material obstacle to the consummation of the Share Transfer arises due to natural disasters or other reasons by the date of the establishment of SGH.

Risk Factors

(page 5)

In determining whether to vote to approve the Share Transfer Plan, you should carefully consider the risk factors beginning on page 5 of this prospectus.

Market Price Data

Shares of Sawai Pharmaceutical’s common stock are listed on the First Section of the Tokyo Stock Exchange. The following table sets forth the closing sale prices of Sawai Pharmaceutical’s common stock as reported on the First Section of the Tokyo Stock Exchange on May 13, 2020, the last trading day before the public announcement of our commencement of preparations towards the Share Transfer, and                , 2020, the last practicable trading day before the distribution of this prospectus. We urge you to obtain current market quotations for Sawai Pharmaceutical’s common stock.

Closing sale price (yen)
May 13, 2020	5,860
, 2020

Certain Financial Information

(page 15)

The consolidated statements of financial position of Sawai Pharmaceutical as of March 31, 2019 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2020 are included in this prospectus. We have not, however, included pro forma consolidated financial comparative information concerning Sawai Pharmaceutical that gives effect to the Share Transfer because, immediately after the Share Transfer takes effect, the consolidated financial statements of SGH are expected to be substantially the same as Sawai Pharmaceutical’s consolidated financial statements immediately prior to the Share Transfer. In addition, we have not provided financial statements of SGH because SGH will not come into existence until the Share Transfer takes effect.

RISK FACTORS

In addition to the other information included into this prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this prospectus with respect to the Share Transfer.

Risks Related to the Share Transfer

Significant costs will be incurred in the course of the Share Transfer and in the subsequent integration and operation by SGH.

We expect that we will incur significant costs related to the Share Transfer, including financial advisory, consulting, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Some or all of these costs are payable by us whether or not the Share Transfer is completed.

Additional significant costs may be incurred in connection with any shareholder litigation or appraisal claims in compensating dissenting shareholders of Sawai Pharmaceutical who exercise their appraisal rights.

In connection with the effectiveness of the Share Transfer, it will not be possible to trade shares of Sawai Pharmaceutical’s Common Stock during certain periods.

In connection with the Share Transfer, Sawai Pharmaceutical shares will be delisted from the Tokyo Stock Exchange. Under the current schedule and assuming the Share Transfer is completed, the last day of trading in shares of Sawai Pharmaceutical is expected to be March 29, 2021, which is three (3) trading days prior to the effective date of the Share Transfer, and the delisting of those shares is expected to be March 30, 2021, two (2) trading days prior to the effective date of the Share Transfer. Holders of Sawai Pharmaceutical shares who will receive shares of SGH in the Share Transfer are expected to be able to sell them beginning on April 1, 2021. As a result, holders of Sawai Pharmaceutical shares will not be able to trade their shares, or the shares of SGH that they will be entitled to receive when the Share Transfer is completed, during the period between the delisting of Sawai Pharmaceutical shares and the effective date of the Share Transfer. Accordingly, these holders will be subject to the risk of not being able to liquidate their shares for a certain period of time, during which the value of the shares may decline.

A successful legal challenge to the validity of the Share Transfer following its completion may invalidate the shares of SGH issued in the Share Transfer.

Until six months after the effective date of the Share Transfer, any of our or SGH’s shareholders, directors, audit & supervisory board members or liquidators as of the effective date of the Share Transfer or bankruptcy trustees or creditors who did not approve the Share Transfer may bring a court action to nullify the Share Transfer. A court may nullify the Share Transfer if it finds that a material procedural defect occurred in connection with the Share Transfer. If any court action challenging the validity of the Share Transfer is brought, the price or liquidity of SGH’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the Share Transfer would be nullified and shares of SGH issued in the exchange would be invalidated. Further, in cases where the Share Transfer violates laws, regulations or the articles of incorporation of Sawai Pharmaceutical, shareholders of Sawai Pharmaceutical who are likely to suffer any disadvantage may seek an injunction to demand that Sawai Pharmaceutical discontinue the Share Transfer.

The U.S. federal income tax consequences to U.S. Holders of the Share Transfer are not certain.

The Share Transfer has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Sawai Pharmaceutical and SGH have no obligation to structure the Share Transfer in a manner that is tax-free to U.S. Holders. However, the Share Transfer is expected to qualify as a tax-free exchange described in Section 351 of the Code. Assuming such qualification is respected, a U.S. Holder that exchanges its shares of Sawai Pharmaceutical common stock for shares of SGH common stock generally should not recognize any gain or loss on such exchange. However, qualification of the Share Transfer as a tax-free exchange described in Section 351 of the Code depends on the resolution of issues and facts that will not be know until or after the date of the Share Transfer. If the Share Transfer does not qualify as a tax-free exchange for U.S. federal income tax purposes, the exchange by U.S. Holders will be treated as a taxable exchange for U.S. federal income tax purposes. See “Taxation—U.S. Federal Income Tax Consequences,” for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the Share Transfer.

The consummation of the Share Transfer may invoke Foreign Exchange Regulations requirements.

The Share Transfer will in effect cause the shareholders of Sawai Pharmaceutical to acquire common stock of SGH. As such, if, as a result of the Share Transfer, a Foreign Investor as defined in “Japanese Foreign Exchange and Certain Other Regulations” will be holding, in combination with any holdings of its closely-related persons, directly or indirectly 1% or more of (i) the issued shares or (ii) the total voting rights of SGH, such shareholder may be required to file prior notifications to the Minister of Finance or may otherwise be required to satisfy certain exemption requirements or make post transaction reports pursuant to the Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder (collectively known as the “Foreign Exchange Regulations”). Failure to comply with the Foreign Exchange Regulations may result in administrative orders directing the shareholder to dispose of the shares of SGH or the imposition of fines or imprisonment. See “Japanese Foreign Exchange and Certain Other Regulations” for further discussion regarding the Foreign Exchange Regulations and the consequences to Foreign Investors acquiring shares of SGH through the Share Transfer.

Risks Relating to SGH’s Business

SGH will be subject to various laws and regulations relating to the pharmaceutical industry.

SGH will need to comply with extensive regulation by relevant governmental authorities. In particular, SGH’s operations are located in, and almost all of its revenue is generated in, Japan and the United States. As a result, SGH will be subject to Japan’s Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices and other laws or regulations imposed or enforced by the Ministry of Health, Labour and Welfare of Japan, or the MHLW, and various other regional authorities in Japan, as well as the U.S. Federal Food, Drug, and Cosmetic Act and other laws or regulations imposed or enforced by the U.S. Food and Drug Administration, or the FDA, and various other U.S. federal and state authorities. Such laws and regulations require, among other things, a pharmaceutical company to obtain permits, registrations, and licenses from, as well as submit notifications to, regulatory authorities in the areas in which it has its places of business. These laws and regulations also require a pharmaceutical company to obtain approval of a marketing application prior to distribution of a pharmaceutical product. If any regulatory body were to cancel or withdraw SGH’s permits, registrations, licenses or approvals to manufacture and sell pharmaceutical products or to require that it cease or limit its operations, SGH’s business, financial condition and results of operations could be adversely affected. In addition, the process of obtaining such regulatory approvals can be costly and time-consuming, and such approvals might not always be granted. Delays in obtaining, or failures to obtain, regulatory approvals could result in delayed realization of product sales, reduction in revenue and substantial additional costs.

The regulations that SGH will need to comply with will also include regulations concerning the development, manufacturing, labeling, sale, competition and price setting, distribution, marketing, advertisement and promotion of its pharmaceutical products. Failure to comply strictly and promptly with these regulations may damage SGH’s reputation and lead to civil or criminal penalties, injunctions, compliance expenditures associated with remediation efforts, the recall or seizure of products, total or partial suspension of production and/or distribution, and suspension by regulators of their review of SGH’s applications or submissions for obtaining regulatory approvals relevant to its business. Such consequences could have a material adverse effect on SGH’s business, financial condition and results of operations.

Government policies to reduce drug prices or spending on pharmaceutical products could continue to have an adverse effect on SGH’s revenue.

SGH will be subject to governmental regulations mandating or affecting the prices of pharmaceutical products. In particular, in recent years, Japanese regulators have increasingly mandated or urged price reductions of pharmaceutical products. In Japan, which accounted for 80.2%, 78.2% and 79.0% of Sawai Pharmaceutical’s revenue for the fiscal years ended March 31, 2018, 2019 and 2020, and which has a universal health insurance system, manufacturers of prescription medications, including generic drugs, must apply to the MHLW to determine the price of their new prescription medications in order to have new prescription medications covered under the public medical care insurance system. The drug prices that are determined and approved by the MHLW receive price revisions, which have historically been generally downward, every two years. Furthermore, as part of the healthcare reform initiatives that the Japanese government is undertaking, starting from April 1, 2021, such prices are expected to be revised annually, which could lead to more frequent downward price revisions.

In the United States, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, including proposals by the Congressional Budget Office to require pharmaceutical companies to pay a minimum rebate on pharmaceutical products covered under Medicare Part D for low-income beneficiaries and to cap federal Medicaid payments to the states. Congressional proposals to convert the Medicare fee-for-service program into a premium support program could also lead to significant reductions in Medicare spending, including for pharmaceutical products. Pressure for reducing drug prices, or otherwise reducing public spending on pharmaceutical products, in the United States may continue to increase.

These efforts to reduce drug prices and public spending on pharmaceutical products may continue both in Japan and the United States. Their implementation have adversely affected Sawai Pharmaceutical’s business, financial condition and results of operations, and they may adversely affect SGH as well.

Original-branded drug manufacturers, or other third parties, may allege that SGH is infringing upon their intellectual property.

Even after the expiration of substance or use patents on an original-branded drug, or the pharmaceutical product that a generic drug is intended to be interchangeable with, often there are other types of patents, such as process, crystalline form, dosage, administration, and pharmaceutical patents, relating to the original-branded drug that remain valid. While generic drug manufacturers produce generic drugs after the patents on substance or use concerning an original-branded drug expire, the manufacturer of the original-branded drug or third parties may allege patent infringement or other violations of intellectual property rights, claiming that the remaining patents or other intellectual property rights that they have conflict with the production and sale of generic drugs. To seek redress, they may commence lawsuits or other legal proceedings against generic drug manufacturers as well as their suppliers, partners or other parties involved in seeking approval to market generic drugs or producing and selling such generic drugs. If such manufacturers or other third parties do so against SGH, it may incur significant expenses to defend itself, and its production or sale of the relevant generic products may be delayed or suspended. Furthermore, an adverse decision against SGH in such legal proceedings, including a judicial order preventing SGH or its suppliers and partners from manufacturing, marketing, selling, or engaging in other activities necessary for the manufacture and distribution of SGH’s products, could result in substantial damages and penalties, as well as limit SGH from manufacturing, selling or engaging in other related activities concerning the relevant products, and thereby have a material adverse effect on SGH’s business, financial condition and results of operation.

SGH will be subject to competition from other generic drug manufacturers as well as original-branded drug manufacturers.

There is intense competition in both the Japanese and U.S. pharmaceutical markets, which currently are the markets for substantially all of Sawai Pharmaceutical’s products. For example, given that generic drugs are off-patent drugs, more than one generic drug with equivalent therapeutic effects often become available in a regional market. An increase in the number of companies selling products that compete with SGH’s products in the same market may adversely affect SGH’s ability to maintain its sales and profitability of any product over time. Furthermore, efforts by manufacturers of original-branded drugs to defend their market share even after the expiration of their substance and use patents may intensify competition. For example, brand pharmaceutical manufacturers may sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies, that compete with SGH’s products. Marketing such generic drugs, called “authorized generic drugs” or “authorized generics,” will not require any significant regulatory approval.

Some competitors to SGH may be significantly larger than SGH and may be able to develop products more quickly, or develop products that are superior to our own in various ways. Such competitors also have proprietary processes or delivery systems; larger or more productive R&D and marketing staff; larger or more efficient production capabilities in a particular therapeutic area; more experience in preclinical testing and human clinical trials; more products; or more experience in developing new drugs and greater financial resources, particularly in the case of manufacturers of original-branded drugs. Some competitors that currently may not be significantly larger than Sawai Pharmaceutical may also expand their research and development capabilities and become stronger competitors to SGH in the future.

Such intense competition from other generic drug manufacturers or original-branded drug manufacturers may adversely affect whether SGH may profitably sell its products and, as a result, may adversely affect SGH’s business, financial condition and results of operations.

SGH may need to recall its products or suspend sales if incidents occur that require it, and any resulting product liability may cause SGH to incur financial loss and reputational damage.

While the risk of unknown serious side effects from generic drugs is limited, given that they are based on original-branded drugs that have been on the market for some time, generic drugs may still be subject to product recalls or sale suspensions due to such incidents as the emergence of new and unexpected side effects, the contamination of ingredients with impurities or introduction of new or more stringent quality control and manufacturing standards of prescription medications, including good manufacturing practice and good quality practice as specified by the MHLW and the FDA. Also, as a pharmaceutical company, SGH is exposed to claims of injuries allegedly resulting from the use of its products. As SGH’s portfolio of available products expands, it may experience increases in product liability claims asserted against it. Although Sawai Pharmaceutical currently has product liability insurance, such insurance may not provide adequate coverage against potential liabilities. Any legal proceedings that are brought against SGH to pursue such claims may cause it to incur significant expenses to defend itself, and its production or sale of the relevant products may be delayed or suspended. Adverse decisions in such proceedings could result in significant damages and penalties, as well as limit SGH from manufacturing, selling or engaging in other related activities concerning the relevant products. Such product recalls, sale suspensions, or product liability claims may adversely affect SGH’s business, financial condition and results of operations. They may also adversely affect SGH’s reputation, whether or not the drugs in question have actually caused harm.

SGH may be adversely affected by a natural disaster, industrial accident, epidemic or other catastrophic event.

Natural disasters such as earthquakes, typhoons, hurricanes, floods and tidal waves, or any other catastrophic events that are outside of SGH’s control, including war, terrorist attacks and civil or political unrest, or any industrial accidents such as fires and explosions, whether due to human or equipment error, could also damage, cause operational interruptions, or otherwise adversely affect SGH’s manufacturing, distribution or other capabilities, as well as potentially cause injury or death to its personnel. Such natural disasters or other catastrophic events may also affect external suppliers of raw materials and business partners of SGH, including those that have contracted to manufacture some of SGH’s products. Operational disruptions at or business termination of such business counterparties may thus also affect SGH’s production and sales.

Public health epidemics or outbreaks may adversely impact SGH’s business in similar ways. For example, COVID-19, which emerged in late 2019, has since spread to a number of other countries and caused significant disruptions to their economies. The extent to which COVID-19 will impact SGH will depend on future developments that are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus that causes it, and the actions to contain the coronavirus or treat its impact.

Sawai Pharmaceutical’s measures to limit the impact of such events, including using common manufacturing equipment at such plants in order to mitigate the impact of manufacturing plant suspensions and endeavoring to source important raw materials from multiple suppliers and, with regards to Sawai Pharmaceutical’s operation in Japan, having manufacturing plants in various parts of Japan, may not effectively mitigate the attendant risks. For example, not all raw materials may be procured from multiple suppliers, and if the sole supplier of a necessary raw material suspends delivery or terminate its business, Sawai Pharmaceutical (and, upon consummation of the share transfer, SGH) may have to reduce, suspend or terminate the manufacture of products that use such raw materials.

Any such consequences could cause SGH to incur significant losses of sales or unexpected expenditures, thus having a material adverse effect on its business, financial condition and results of operations.

Being a company with significant international operations, SGH is exposed to additional risks.

As a result of the acquisition of Upsher-Smith Laboratories, LLC, or USL, in May 2017, the scope of Sawai Pharmaceutical international operations significantly increased. Also, Sawai Pharmaceutical continues to evaluate from time to time new business development opportunities, including capital alliances and company acquisitions outside of Japan. SGH’s international operations may expose it to various additional risks, such as those arising from potential difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations on a cross-border basis, as well as risks related to compliance with various laws, regulations and policies in multiple jurisdictions, including those implemented following changes in political leadership. Any one or more of these or other factors arising from the international nature of its operations could hamper SGH’s ability to obtain the desired or expected returns from acquisitions, investments, alliances or other business opportunities, increase its costs, reduce its revenue, or disrupt its operations, and thus adversely affect SGH’s business, financial condition and results of operations.

SGH is subject to additional risks arising from the acquired businesses of USL

On May 31, 2017, Sawai Pharmaceutical acquired USL for $1.05 billion. The success of the acquisition of USL depends on Sawai Pharmaceutical’s (and, upon consummation of the share transfer, SGH’s) ability to realize the anticipated growth opportunities and benefits of USL.

SGH may face significant challenges in effectively managing USL given SGH and USL are based in different countries. For example, USL’s businesses in the United States will expose SGH to legal, regulatory and tax regimes applicable to USL, particularly to its generic or small brand products, many of which are complex and could subject SGH to additional risks or liabilities.

Furthermore, Sawai Pharmaceutical recorded significant amounts of goodwill, trademark and development assets in connection with the USL acquisition. If Sawai Pharmaceutical (and, upon consummation of the share transfer, SGH) fails to achieve the anticipated benefits of the USL acquisition, Sawai Pharmaceutical or SGH could be required to recognize impairment losses related to these intangible assets, potentially up to their full value. Significant impairment losses could have a material adverse effect on SGH’s business, financial condition and results of operations.

A significant data security breach, or other disruption or harm to its information technology systems, could adversely affect SGH’s business and reputation.

In the ordinary course of its business, SGH will collect and store sensitive data in its data centers and on its networks, including intellectual property, proprietary business information of SGH as well as its customers, suppliers and business partners, and personally identifiable information of its employees. SGH will therefore be subject to relevant laws and regulations governing the collection, use and transmission of personal information, including health information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect SGH’s business. Although SGH will endeavor to detect and respond to data security incidents, it may not be able to anticipate accidents or mishandling of information by its personnel or third-party service providers that it will use, or the changing techniques used in cyber-attacks, detect any unauthorized access or other activities that could undermine the integrity of any data that SGH controls or processes for long periods of time and implement adequate preventative or mitigating measures. If SGH’s efforts to protect personal information about its customers, suppliers and employees from data security breaches such as training its employees and having its systems department review any taking out of such information to outside SGH are unsuccessful, it may be subject to government enforcement actions, civil or criminal penalties or costly litigation and reputational or brand damage, thereby adversely affecting SGH’s business, financial condition and results of operations.

SGH is also exposed to the risk of losing customer or other business data due to reasons other than data security breaches, such as earthquakes and other natural disasters, as well as to the risk of system or connectivity disruptions that may hamper its business and operations. SGH’s efforts to prevent or mitigate such risks, such as having data saved on external servers in multiple locations or having redundancies in its communications systems, may be insufficient to protect SGH from significant data loss or disruptions to its information technology systems. Such losses or disruptions may adversely affect SGH’s business, financial condition and results of operations.

Current and changing economic conditions may adversely affect SGH’s industry, business, partners and suppliers.

The global economy continues to experience significant volatility, and the economic environment may become less favorable. Economic volatility, governmental financial restructuring efforts and evolving deficit and spending reduction programs could negatively impact the global economy generally and the pharmaceutical industry in particular. In certain cases, this has led, or could lead, to reduced consumer and customer spending, reduced or eliminated governmental or third-party payor coverage or reimbursement or reduced spending on healthcare, including but not limited to pharmaceutical products. Any such risks could adversely affect SGH’s business, financial condition and results of operations.

Governmental investigations and civil litigations regarding pricing and marketing practices may result in substantial fines, penalties, and damages.

SGH operates in complex legal and regulatory environments. Any failure to comply with applicable laws and regulations, including those under applicable antitrust laws or laws governing marketing practices, or any suspicion that it has failed to comply with them, may result in civil or criminal proceedings. In addition, as laws and regulations change, or as interpretations of them evolve, prior conduct of SGH, including the conduct of businesses that it has acquired, may be called into question.

For example, in January 2017, USL received a subpoena from the U.S. Department of Justice seeking documents and other information relating to the marketing and pricing of certain of its generic drugs, as well as communications with competitors about such products. In May 2018, USL received a civil investigative demand pursuant to the U.S. False Claims Act from the U.S. Department of Justice relating to similar matters. In addition, since December 2016, numerous civil complaints have been filed in the United States against USL on behalf of putative classes of direct and indirect purchasers of its pharmaceutical products and individual opt-out plaintiffs. These complaints predominantly allege that the USL and other defendants engaged in conspiracies to fix prices or to allocate market shares of their pharmaceutical products. The complaints have been filed against various drug manufacturers including USL. The plaintiffs predominantly seek injunctive relief and damages under federal antitrust law and damages under various state antitrust laws.

It is not possible to predict precisely the ultimate outcomes of such investigations or civil litigations, including what if any other investigations, litigation, or regulatory orders might ensue from them. Even if SGH is not found to have violated any applicable laws or regulations, the resolutions of such matters may involve SGH making settlement or other payments to regulators or private plaintiffs, or agreeing to restrictions to or other conditions on its business or operations. In addition, regardless of the outcome, responding to such investigations or civil litigations may require SGH management to attend to them at the expense of other matters, including business opportunities, and SGH may have to incur legal and other expenses defending itself in such legal proceedings. Such outcomes or costs may have a material adverse effect on SGH’s business, financial condition or results of operations.

SGH will be subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-corruption laws in other jurisdictions, which impose restrictions on certain conducts and may carry substantial fines and penalties.

SGH will be subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the Criminal Code and Unfair Competition Prevention Act of Japan, and similar anti-corruption laws in other jurisdictions. These laws generally prohibit companies, their employees, and their intermediaries from bribing, or making other prohibited payments to, government officials for the purpose of obtaining or retaining business, and some of these laws have record-keeping requirements that may also become implicated in connection with any inappropriate payments.

SGH may operate in jurisdictions that have experienced corruption, bribery, pay-offs and other similar practices from time to time, and, in some of these jurisdictions, such practices are local custom. Sawai Pharmaceuticals has implemented internal control policies that mandate compliance with these anti-corruption laws and maintained awareness of such internal control policies among employees who may interact with government officials in and outside Japan. However, these policies cannot completely protect SGH from liability. There can be no assurance that its employees or intermediaries will not engage in corrupt practices for which SGH may be held responsible. If its employees or intermediaries engage in such practices, SGH could become subject to severe criminal fines, other criminal or civil penalties, and other consequences that could have a material adverse effect on its business, financial condition and results of operations.

SGH’s failure to comply with other laws and regulations could adversely impact its business and results of operations.

SGH will be subject to laws and regulations concerning the environment, the chemicals that it uses in its business, the safety of its clinical trial subjects and employees, as well as product safety. For example, SGH must comply with regulation of the handling, manufacture, transportation, storage, use and disposal of pharmaceutical wastes, including the discharge of pollutants into the environment. Regardless of its efforts to avoid them, SGH will be unable to completely eliminate the risk of accidental discharges that could cause environmental or property damage or personal injuries. SGH may also be held responsible under such laws for contamination caused by prior owners and operators of properties it acquires.

If SGH fails to comply with any such laws and regulations, it may be subject to enforcement proceedings, civil litigation or other proceedings (including by those seeking compensation for harm caused by such non-compliance), and be required to pay fines or damages or be subject to other penalties, including being ordered to clean up, or to pay for the costs of cleaning up, such contamination. Any of the above could adversely affect SGH’s business, financial condition and results of operations.

Risks of Owning SGH’s Shares

Japan’s unit share system imposes restrictions on the rights of holders of shares of our common stock that do not constitute a unit, and holders of SGH’s common stock are expected to be subject to the same restrictions.

Pursuant to the Companies Act of Japan and certain related legislation, the proposed articles of incorporation of SGH provide that 100 shares of its common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act of Japan, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. Holders of shares of SGH’s common stock are expected to be subject to the same or similar restrictions upon effectiveness of the Share Transfer.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act of Japan, govern the affairs of SGH after the consummation of the Share Transfer. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell SGH shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon our directors, senior management or audit & supervisory board members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. All of our directors, senior management and audit & supervisory board members reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. It may not be possible, therefore, for U.S. investors to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

SGH will likely terminate its Exchange Act reporting obligations as soon as practicable in accordance with applicable rules and regulations.

SGH will likely decide to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If SGH does so, U.S. shareholders will have access to less information about SGH and its business, operations and financial performance, and will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If SGH is unable to terminate its reporting obligations as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of Sawai Pharmaceutical about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of Sawai Pharmaceutical and SGH could be materially different from and worse than those expectations. Important risks and factors that could cause our actual results to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Sawai Pharmaceutical does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect future developments and performance of Sawai Pharmaceutical and SGH, including the following:

•	changes in, or failure to comply with, laws and regulations relating to our business activities;

•	cancellations or other changes regarding regulatory approvals or permissions required for us to operate as a pharmaceutical company;

•	changes in government policies concerning drug prices or public spending on pharmaceutical products;

•	claims or other legal proceedings being brought against us for any alleged intellectual property infringement;

•	the effects of competition;

•	incidents leading to product recalls by, or product liability claims, against us;

•	natural disasters, industrial accidents, epidemics or other catastrophic events;

•	additional risks faced by us as a result of operating internationally;

•	risks relating to its recent acquisition of USL, including the risk of impairment losses;

•	data breaches or other disruption or harm to our information technology systems or those of our third-party service providers;

•	changes in the economic and financial conditions that affect the pharmaceutical industry, us, our business partners or suppliers; and

•	the outcome of any ongoing or future litigation or legal proceedings, including governmental investigations, against us or any of our subsidiaries.

SELECTED HISTORICAL FINANCIAL DATA OF SAWAI PHARMACEUTICAL

Our selected historical financial data set forth below as of March 31, 2019 and 2020 and for the fiscal years ended March 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements that are included in this prospectus. Our selected historical financial data set forth below as of March 31, 2017 and 2018 and for the fiscal year ended March 31, 2017 have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

The financial statements described above were prepared in accordance with IFRSs, which we adopted during the fiscal year ended March 31, 2018 with an adoption date of April 1, 2016. We have no IFRSs financial statements as of or for the fiscal year ended March 31, 2016.

The data prepared below is only a summary and should be read in conjunction with our audited consolidated financial statements, related notes, and other financial information included herein. You should also read “Sawai Pharmaceutical Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

	For the fiscal year ended March 31,
	2017 (unaudited)	2018	2019	2020
	(Millions of yen, except per share data)
Statement of income:
Revenue	132,392	168,068	184,341	182,537
Cost of sales	(80,548)	(98,628)	(109,442)	(109,037)
Selling, general and administrative expenses	(21,259)	(32,731)	(32,380)	(33,375)
Research and development expenses	(7,238)	(14,533)	(16,671)	(13,487)
Operating profit	22,943	22,209	25,798	26,793
Profit before tax	22,757	20,251	25,666	26,497
Profit for the year	17,969	14,111	19,727	19,777

Per share data (Yen):
Basic earnings per share	487.38	360.49	442.62	440.37
Diluted earnings per share	487.08	360.26	442.32	440.00

	As of the fiscal year ended March 31,
	2017 (unaudited)	2018 (unaudited)	2019	2020
	(Millions of yen)
Statement of financial position:
Total current assets	134,210	162,149	184,908	191,364
Total assets	225,609	358,453	372,889	384,814
Total current liabilities	55,490	72,275	70,350	80,124
Total liabilities	84,372	156,012	149,687	151,128
Equity attributable to owners of the Company	141,237	181,350	199,249	210,000
Share capital	27,171	41,170	41,185	41,199

DIVIDEND INFORMATION

The following tables indicate year-end and interim dividends paid on Sawai Pharmaceutical’s common stock for each of the record dates indicated. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set below. The U.S. dollar equivalents are rounded off to three decimal places.

Dividends	Japanese yen	U.S. dollars
September 30, 2015	55	0.459
March 31, 2016	65	0.578
September 30, 2016	65	0.642
March 31, 2017	65	0.583
September 30, 2017	65	0.577
March 31, 2018	65	0.612
September 30, 2018	65	0.573
March 31, 2019	70	0.632
September 30, 2019	65	0.601
March 31, 2020	65	0.604
September 30, 2020	65	0.616

The declaration and payment of future dividends by SGH are subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SAWAI PHARMACEUTICAL

General

We are distributing mail-in voting cards to our shareholders who are entitled to exercise their voting rights (or their or their broker’s standing proxies in Japan, as appropriate) for use at the extraordinary general meeting of our shareholders, expected to be held on December 21, 2020, at 10 a.m. (Japan time), at Sawai Pharmaceutical Co., Ltd., 10th Floor Hall, Head Office and Research Laboratories, 5-2-30 Miyahara, Yodogawa-ku, Osaka 532-0003, Japan. We will distribute the mail-in voting cards, together with the notice of convocation of the meeting and reference documents concerning the extraordinary general meeting of shareholders, by mail to our shareholders (or their or their broker’s standing proxies in Japan, as appropriate) who have voting rights as of the record date. We may distribute reference documents concerning the extraordinary general meeting of shareholders via the Internet in accordance with the Companies Act and our articles of incorporation.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly through their securities broker. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, we will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased our shares through a securities broker located outside of Japan, we will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Our shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or their broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, we will send voting and reference materials to that mailing address.

At the extraordinary general meeting of shareholders, the approval of the Share Transfer Plan will be considered and voted upon by our shareholders.

Voting

Voting Rights

We currently use the unit share system, where one unit consists of 100 shares of our common stock. Our shareholders may vote at the extraordinary general meeting only if they are registered as a holder of one unit or more shares of our common stock in our register of shareholders on the record date. Each unit of shares of our common stock outstanding on our record date is entitled to one vote on each matter properly submitted at the extraordinary general meeting of shareholders. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary general meeting of shareholders:

•	treasury shares held by us;

•	shares held by entities in which we (together with its subsidiaries) hold 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more units after the record date.

Record Date

The close of business on September 30, 2020 has been fixed by the resolution of our board of directors to be the record date for the determination of the holders of our common stock entitled to exercise the shareholders’ rights at the extraordinary general meeting of shareholders.

How to Vote; Voting via the Internet or Use of Mail-in Voting Cards

Shareholders who are entitled to exercise voting rights at our extraordinary general meeting of shareholders may exercise their voting rights by voting via the Internet, submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom shareholders have appointed as their attorney-in-fact or through a standing proxy, in the case of shareholders who are non-residents of Japan.

In case shareholders who are entitled to exercise voting rights would like to vote by returning the mail-in voting cards, they must use the form in Japanese which we are distributing together with the notice of convocation of such meeting by mail to those holders. The Internet voting system and mail-in voting cards will allow a shareholder with a right to vote at the extraordinary general meeting of shareholders to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the Share Transfer Plan. Voting via the Internet must be done and completed mail-in voting cards must be received by us by                (Japan time) one business day prior to the extraordinary general meeting of shareholders.

In accordance with applicable Japanese law and practice, we intend to:

•

count toward the quorum for our extraordinary general meeting of shareholders any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals;

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the Share Transfer Plan and other proposals referred to in the mail-in voting cards;

•	deem the vote delivered later as the valid vote if a shareholder exercises his or her voting right both by a mail-in voting card and via the Internet;

•

deem the vote exercised via the Internet as the valid vote if a shareholder exercises his or her voting right both by a mail-in voting card and via the Internet and these votes are delivered on the same day; and

•	deem the last vote as the valid vote if a shareholder exercises his or her voting right more than once via the Internet.

Vote Required

Approval of the Share Transfer Plan requires the affirmative vote of at least two-thirds of voting rights of our shareholders present or represented at the extraordinary general meeting of shareholders, at which shareholders holding at least a one-third of the total voting rights of our shareholders who are entitled to exercise their voting rights are present or represented.

As of September 30, 2020, of the 43,791,339 shares of our common stock outstanding, the directors and audit & supervisory board members, including the substitute auditors, owned an aggregate of 1,806,100 shares, representing approximately 4.12% of the outstanding shares of Sawai Pharmaceutical’s common stock, and no shares were held by entities that would not have voting rights as set forth in the second bullet of “—Voting Rights” above.

Revocation

Any person who votes by a mail-in voting card or votes via the Internet may revoke it any time before it is voted in any of the following ways:

•	by re-voting via the Internet at a later time;

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to us if we redistribute mail-in voting cards; or

•

by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders.

Our shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

THE SHARE TRANSFER

This section of the prospectus describes material aspects of the proposed Share Transfer. The summary may not contain all of the information that is important to you. You should carefully read this entire prospectus for a more complete understanding of the Share Transfer.

General

On July 28, 2020, the board of directors of Sawai Pharmaceutical adopted the Share Transfer Plan. Under the Share Transfer Plan, which is subject to shareholder approval at our extraordinary general meeting of shareholders, SGH will be formed and our shareholders will be allotted shares of SGH, both of which are scheduled to take effect on April 1, 2021 under the current schedule. Our shareholders will receive one (1) share of common stock of SGH for each share of our common stock. Holders of Sawai Pharmaceutical common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of SGH’s common stock for shares of Sawai Pharmaceutical common stock that they hold. The resulting number of SGH’s shares to which our shareholders are entitled will be reflected in SGH’s register of shareholders.

In accordance with the proposed articles of incorporation, we will have no more than twelve (12) directors and no more than five (5) audit & supervisory board members.

Holders of record of our common stock as of September 30, 2020 will receive a notice of convocation of the extraordinary general meeting of shareholders, including the voting and reference materials that contain the terms and conditions of the Share Transfer. Shareholders of Sawai Pharmaceutical outside Japan who have appointed a standing proxy in Japan directly or indirectly through their securities broker will receive this notice through their standing proxy or broker, as applicable, if so provided in the respective proxy agreements.

Through the consummation of the Share Transfer, the organizational structure of SGH will be to directly own Sawai Pharmaceutical and indirectly own the other subsidiaries through the ownership of their shares of common stock by Sawai Pharmaceutical. After the consummation of the Share Transfer, SGH plans to reorganize such ownership structure of its group companies by transferring all shares of common stock of such other subsidiaries from Sawai Pharmaceutical to SGH in order for SGH to directly own all of its group companies including Sawai Pharmaceutical.

Reasons for the Share Transfer

In Japan, because of the rapid acceleration of the declining birthrate and aging of the population, and the increase of national medical expenditure resulting therefrom, the financial condition of the national health insurance system has become increasingly severe year by year. Under such circumstances, the Japanese government has been promoting the use of generic drugs in an attempt to reduce medical expenses without degrading the quality of medical care. However, at the same time, the Japanese government has also implemented measures to gradually reduce the drug prices of original-branded drugs. Such policy will consequently encourage restructuring and consolidation of companies in the pharmaceutical industry. In addition, the national government presented a general concept for the “Plan for Extension of Healthy Life Expectancy” and “Medical/Welfare Service Reform Plan” to ensure “the realization of a society where everyone can live active and healthy lives for longer” as a future vision for 2040, and thereby aims to realize a society of healthy longevity not only through medical services in the narrow sense, but also by taking measures for pre-symptomatic disease/prevention, carrying out data health reform or other actions. Therefore, in the future, greater emphasis will be placed on prevention and self-management with respect to chronic diseases, and accordingly it is thought that people’s understanding about health and medical care will change drastically. Furthermore, in the process to realize “Society 5.0,” which is the concept of the future society advocated by the national government, the market structure will undergo rapid change in various fields, which is expected to stimulate changes in business models in many industries.

In the midst of such prospects for a dynamically changing pharmaceutical industry, in order to ensure our continued growth, it is essential for us to build new businesses which quickly respond to the needs of the time, while further reinforcing our existing business, conducted mainly in Japan and the United States. To achieve this goal, we determined that the transition into a holding company structure would be appropriate. We believe that such transition will enable us to (i) flexibly and promptly realize strategic alliances, including to conduct mergers and acquisitions, (ii) develop new businesses more swiftly and efficiently through direct management of new business by the holding company, instead of having Sawai Pharmaceutical manage such new business while conducting its existing businesses, (iii) reinforce its governance system and facilitate rapid and efficient execution of operations by separating the management decision-making function and the execution of operations function, and (iv) cultivate talented personnel by providing them with not only experience in the existing business or a particular division but also with management experience through engaging in businesses of other group companies under the holding company.

Determination of Sawai Pharmaceutical’s Board of Directors

On July 28, 2020, our board of directors (six (6) directors, including two (2) outside directors) unanimously resolved to approve the Share Transfer Plan.

In making its determination to approve the Share Transfer Plan, our board of directors considered a number of factors, including the following:

•	the board’s understanding of the current and prospective economic, market, industry and social environment in which we operate, including the following:

•	the rapidly declining birthrate and the aging population in Japan will likely increase national medical expenses, in light of which the Japanese government is promoting the use of generic drugs;

•

the Japanese government is also promoting the gradual reduction of generic drug prices and implementing annual drug price revisions, which are generally downward revisions. We believe such initiatives will likely promote the reorganization and consolidation of the Japanese pharmaceutical industry;

•

the Japanese government is placing an emphasis on the prevention and management of chronic diseases, and public awareness concerning health and medical care in Japan will likely change significantly in the coming years; and

•	the market structure of various fields may change drastically, and business models in many industries will change; and

•

the board’s expectation about the effects of shifting to a holding company structure, such as being able to accelerate strategic alliances, build a system for the rapid development of new businesses, separate group management and supervision from business execution, and foster group management personnel.

The information considered by our board of directors is not exhaustive, but includes the material factors that our board of directors considered in approving the Share Transfer. In view of the wide variety of factors considered in connection with its evaluation of the Share Transfer and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. Our individual directors may have given different weight to different factors. Our board of directors conducted an overall analysis of the factors described above, including discussions with our financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The above description contains forward-looking statements and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”

Material Japanese Income Tax Consequences of the Share Transfer

Non-resident holders of shares of our common stock will generally not be subject to Japanese taxation with respect to the Share Transfer, except with respect to cash payments of the sale price from Sawai Pharmaceutical as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Oh-Ebashi LPC & Partners, Japanese counsel to us, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the Share Transfer.

Material U.S. Federal Income Tax Consequences of the Share Transfer

The Share Transfer has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Sawai Pharmaceutical and SGH have no obligation to structure the Share Transfer in a manner that is tax-free to U.S. Holders. However, the Share Transfer is expected to qualify as a tax-free exchange described in Section 351 of the Code. Assuming such qualification is respected, a U.S. Holder that exchanges its shares of Sawai Pharmaceutical common stock for shares of SGH common stock generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the SGH common stock received in the Share Transfer by a U.S. Holder should be equal to the adjusted tax basis of the shares of Sawai Pharmaceutical common stock surrendered in the Share Transfer. The holding period of shares of SGH common stock should include the period during which the shares of Sawai Pharmaceutical common stock surrendered in the Share Transfer therefor were held. See “Taxation—U.S. Federal Income Tax Consequences,” for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the Share Transfer.

Anticipated Accounting Treatment

For financial reporting purposes under IFRS, as the proportionate shareholder interests before and after the Share Transfer are expected to be substantially the same, the Share Transfer will be accounted for as a legal reorganization of entities under common control. Accordingly, Sawai Pharmaceutical will recognize no gain or loss upon the Share Transfer, and all assets and liabilities of Sawai Pharmaceutical will be recorded on the books of SGH at the predecessor carrying values.

Regulatory Matters

Japanese Regulatory Approvals

A securities registration statement will need to be filed with Kanto Local Finance Bureau under the Financial Instruments and Exchange Law of Japan. The securities registration statement must become effective on or prior to the effective date of the Share Transfer.

Dissenters’ Appraisal Rights

Any of our shareholder (i) who notifies us prior to the extraordinary general meeting of shareholders of his or her intention to oppose the Share Transfer, and who votes against approval of the Share Transfer Plan at the extraordinary general meeting of shareholders, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and our share handling regulations (a “dissenting shareholder”) may demand that we purchase his or her shares of our common stock at fair value. If a shareholder votes against the Share Transfer Plan via the Internet or by submitting a mail-in voting card, such vote or submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the general meeting or to vote against approval of the Share Transfer Plan at the extraordinary general meeting will in effect constitute a waiver of the shareholder’s right to demand that we purchase his or her shares of common stock at fair value. The dissenting shareholder who has made such demand may withdraw such demand only if we approve such withdrawal.

We will give individual notice or public notice to its shareholders announcing that we intend to consummate the Share Transfer and provide our and the holding company’s (i.e., SGH’s) names and addresses, no later than two (2) weeks from the date of resolution of the extraordinary general meeting of shareholders. Such individual or public notice may be made prior to the date of the extraordinary general meeting of shareholders. The demand referred to in the preceding paragraph must be made within twenty (20) days from the date on which an individual or public notice is made by us.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to us upon our request.

If the value of such shares is agreed upon between the dissenting shareholder and us, then we are required to make payment to such dissenting shareholder of the agreed value within sixty (60) days of the effective date of the Share Transfer. If the dissenting shareholder and we do not agree on the value of such shares within thirty (30) days from the effective date of the Share Transfer, the shareholder or we may, within thirty (30) days after the expiration of such period, file a petition with the Osaka District Court for a determination of the value of his or her shares. We are also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the sixty (60)-day period referred to in the second preceding sentence. The transfer of shares from dissenting shareholders to us becomes effective on the effective date of the Share Transfer.

Dissenters’ appraisal rights for our shareholders, as a company becoming a wholly owned subsidiary through a Share Transfer, are set forth in Articles 806 and 807 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix B.

Resale of Shares of Our Common Stock under U.S. Securities Laws

The exchange of shares of our common stock held by U.S. shareholders for shares of SGH common stock in connection with the Share Transfer has been registered under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such SGH shares by our U.S. shareholders except for those shareholders, if any, who become “affiliates” of SGH as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be SGH’s affiliates generally include individuals or entities that, directly or indirectly, control, are controlled by or are under common control with SGH. With respect to those shareholders who may be deemed to be SGH’s affiliates after the Share Transfer, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of SGH common stock that may be received by them pursuant to the Share Transfer. This prospectus does not cover resales of shares of SGH common stock received by any person who may be deemed to be SGH’s affiliate after the Share Transfer.

THE SHARE TRANSFER PLAN

The following is a summary of selected provisions of the Share Transfer Plan adopted by our board of directors on July 28, 2020. This summary is qualified in its entirety by reference to such plan, an English translation of which is incorporated by reference in their entirety and attached to this prospectus as Appendix A. We urge you to read the English translation of the Share Transfer Plan in its entirety.

The Share Transfer

On April 1, 2021, we will consummate the Share Transfer in order to adopt a holding company structure pursuant to the Companies Act of Japan. Through the Share Transfer, we will become a wholly owned subsidiary of SGH. Specifically, in the Share Transfer, our common shareholders (excluding us) will receive one (1) share of common stock of SGH for each share of our common stock it owns as of the “record time,” in exchange for which SGH will acquire all of the issued shares of our common stock. The “record time” is the time immediately prior to the time at which SGH acquires all of our issued shares through the Share Transfer.

Two (2) days before the consummation of the share transfer, the shares of common stock of Sawai Pharmaceutical will be delisted. On the day of the consummation of the share transfer, SGH plans to apply for the technical listing of its shares of common stock to the first section of the Tokyo Stock Exchange.

Stock Acquisition Rights

We have stock acquisition rights outstanding. With regards to the following stock acquisition rights that we issued, SGH will grant stock acquisition rights to each holder of our stock acquisition rights in exchange for each of our stock acquisition rights they hold, at a ratio of one (1) SGH stock acquisition right to one (1) stock acquisition right of ours. Each series of SGH stock acquisition rights will be substantially equivalent to the corresponding series of Sawai Pharmaceutical stock acquisition rights.

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2013;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2014;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2015;

•	2nd Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2015;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2016;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2017;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2018;

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2019; and

•	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2020

Conditions to the Share Transfer

We will consummate the Share Transfer subject to the satisfaction of, among other things, conditions such as the following:

•	our shareholders have resolved to approve the Share Transfer by the day immediately preceding the effective date of the Share Transfer which is the day before the date of the establishment of SGH; and

•	the approval of the relevant government agencies has been obtained in accordance with the applicable laws and regulations by the date of the establishment of SGH.

Termination

The Share Transfer Plan will be terminated in the event that any of the following events occurs:

•	the regulatory approvals that are required to consummate the Share Transfer create material obstacles with consummating the Share Transfer; or

•

the board of directors of Sawai Pharmaceutical resolves to terminate the Share Transfer because the business or financial condition of Sawai Pharmaceutical changes significantly or any material obstacle to the consummation of the Share Transfer arises due to natural disasters or other reasons by the date of the establishment of SGH.

Amendment

We may amend:

•

by a resolution of Sawai Pharmaceutical’s board of directors, the date on which to establish SGH to a date other than April 1, 2021 if it becomes necessary to do so in light of the status of progress with the procedures for the Share Transfer or any other reasons;

•

the date of holding the extraordinary general meeting of shareholders of Sawai Pharmaceutical to a date other than December 21, 2020 if it becomes necessary to do so in light of the status of progress with the procedures for the Share Transfer procedure or any other reasons; and

•

by a resolution of Sawai Pharmaceutical’s board of directors, any portion or all of the Share Transfer Plan if the business or financial condition of Sawai Pharmaceutical change significantly or any material obstacle to the consummation of the Share Transfer arises due to natural disasters or other reasons by the date of the establishment of SGH.

BUSINESS OF SAWAI PHARMACEUTICAL

Introduction

We are a Japanese pharmaceutical company primarily manufacturing and selling generic drugs in Japan and in the United States, with the aim of lowering costs and providing solutions for patients in need.

We are a joint stock company incorporated under the laws of Japan. Our registered office is located at 5-2-30, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan. The telephone number of our registered office is +81-6-6105-5711. Our agent for service of process in the United States is Upsher-Smith Laboratories, LLC, located at 6701 Evenstad Drive, Maple Grove, MN 55369, and its telephone number is +1-763-315-2000.

Our common shares are currently listed on the First Section of the Tokyo Stock Exchange.

History

In 1929, Sawai Pharmacy, the forerunner of our company, was founded as a pharmacy that sells over-the-counter medications.

In 1948, our company, Sawai Pharmaceutical Co., Ltd., was incorporated.

In 1965, we shifted our focus from manufacturing over-the-counter medications to manufacturing prescription medications.

In 2000, our shares of common stock were listed on the Second Section of the Tokyo Stock Exchange.

In 2003, our shares of common stock moved its listing to the First Section of Tokyo Stock Exchange.

In 2017, we acquired 100% of the issued and outstanding voting securities of USL in the United States through Sawai America, LLC, our consolidated subsidiary. We assigned 20% of the limited liability company interests in Sawai-America, LLC to a third party in 2018.

Business Overview

We manufacture and sell various prescription medications primarily in Japan and the United States. Our main products are generic drugs in various forms covering all major therapeutic areas.

Generic drugs are medications that have the same active ingredient as “original-branded drugs,” that is drugs that were sufficiently novel as to be protected by patents or other forms of exclusivity, and therefore yield the same therapeutic effect as the original-branded drugs. Generic drugs are sold after the patent of the original-branded drug expires, often at a more affordable price, and are labeled typically with a generic non-proprietary name.

In the United States, we also manufacture and sell drugs that have the same active pharmaceutical ingredients as original-branded drugs but have different administration or dosage forms, or the USL-branded products.

Our business consists of two geographical segments, each of which is a reportable operating segment of ours:

Japan Business segment. The Japan Business segment is our primary operating business segment by revenue. We manufacture over 750 generic drugs. Our main products include cardiovascular drugs, gastro-intestinal drugs and central nervous system drugs. We sell our generic drugs to distributors, retail stores and other pharmaceutical manufacturers, as well as directly to medical institutions in Japan.

U.S. Business segment. We expanded our business to the U.S. market through the acquisition of USL in 2017. For the U.S. market, we manufacture and sell generic drugs and USL-branded products. Our main products for the U.S. market include central nervous system drugs and cardiovascular drugs. We sell our pharmaceutical products to wholesalers in the United States.

The following table provides a breakdown of our revenue by segment for the periods indicated.

	Fiscal year ended March 31,
	2018		2019		2020
	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	(Millions of yen except percentages)
Japan Business	134,720	80.2%	144,098	78.2%	144,130	79.0%
U.S. Business	33,348	19.8%	40,243	21.8%	38,407	21.0%

Total consolidated revenue	168,068	100%	184,341	100%	182,537	100%

Strategy

Our Corporate Philosophy and Mission

Our corporate philosophy is “Always Putting Patients First.” We believe that we can fulfil our social responsibilities by providing a stable supply of conscientiously prepared, high-quality, high-value-added generic pharmaceuticals to as many patients in the world as possible and, by doing so, contribute to the advancement of people, society, and medical care.

From such perspective, we believe that our mission is to promote healthy lives of people through pharmaceutical products imbued with our whole-hearted dedication, and our challenge is to grow in tandem with society through innovation and cooperation while pursuing creativity. We hope to become an indispensable part of society through our desire to be of service to patients in need.

Medium- to Long-term Goal and Medium-term Business Plan

In 2018, we set our medium- to long-term goal of holding a dominant position in the Japanese generic drugs market while also enhancing the growth of our U.S. business, and thereby transforming ourselves into a world-leading generic drugs company. In order to achieve such medium- to long-term goal, we established a medium-term business plan, titled “M1 TRUST 2021,” for the period ending March 31, 2021, in which we set the following strategies.

Strategies for the Japan Business Segment. We believe that one of the keys to achieving our medium- to long-term goal is to become capable of adapting to changes in the Japanese pharmaceutical industry and strengthen our cost competitiveness in the Japanese market through examining the effective management approaches, including forming strategic alliances that enable us to use the resources of other companies in the industry. In order to be adaptable to changes in the industry as such, we are implementing the following strategies for the three factors of our Japan Business segment’s businesses, specifically sales and marketing, research & development, and production.

Sales and marketing. We are implementing a “selection and concentration” strategy, through which we endeavor to allocate our marketing resources in such a way that we can conduct our sales and marketing activities more efficiently. Further, we are working to diversify our marketing channels and employ them efficiently, as well as enhance our marketing by having marketing personnel of various levels reach out to their counterparts at wholesalers and distributors, so that we can provide coverage at all levels of seniority. We are also seeking opportunities for business and sales alliances, as well as aligning our organizational structure to the community-based integrated care systems plan that the MHLW is promoting toward the year 2025. The MHLW is promoting community-based integrated care systems as a way of providing better access to medical, healthcare and life support services to the elderly in the localities where they live, so that they may continue living where they are settled even after they come to have acute needs nursing care or other forms of healthcare services or life support. In response to this initiative, we intend, for instance, to establish specialized units or departments that will provide holistic support to such care systems. Additionally, we are also working to optimize distribution through our efforts to strengthen relationships with wholesalers and distributors, as well as rationalize rebates and allowances paid to wholesalers and pharmacies as reimbursement of purchase prices to effectively reduce sales prices (in the case of rebates) and provide compensation for promoting our products (in the case of allowances).

Research & development. In order to strengthen our research & development, we are working to focus on developing value-added products that meet market needs while also being conscious of cost effectiveness since such products are in early stages of development. We are also working to maximize the chance of obtaining regulatory approvals by optimizing our development processes primarily in Japan, through strengthening communication between the intellectual property departments and development departments in order to facilitate the creation of more detailed development schedule plans, communication between the basic research and formulation departments in order to reduce excesses and deficiencies in data necessary for approval, and communication among the departments engaging in formulation, production and procurement in order to achieve commercialization more effectively.

Furthermore, we are working to enhance our capabilities relating to designing pharmaceutical formulations based on current scientific findings. A pharmaceutical formulation design is the combination of different chemical substances, including the active ingredient, that produces a final medicinal drug. Such formulation designs are usually developed with the aim of providing the most efficient delivery practicable of pharmaceutical compounds into the body in order to achieve the desired therapeutic effect.

Production capability. In order to enhance our production capability, we are working to improve efficiency in and flexibility with manufacturing products at our production facilities. Additionally, we are working to realize low-cost production and stable supply by utilizing the surplus production capacity from other companies, including generic manufacturers with which we enter into manufacturing services contracts. We are also working to establish standard specification requirements for our production equipment in order to enable more efficient procurement of production equipment. Furthermore, we are working to reduce costs by concentrating our purchase of raw materials and equipment in certain suppliers, while also attempting various methods of searching for different suppliers of active pharmaceutical ingredients to mitigate the risk that we would be unable to procure them.

Strategies for the U.S. Business Segment. We derive approximately one-fifth of our global revenue from our U.S. Business segment and we believe that another key to achieving our medium- to long-term goal is to leverage the combined strengths of both of our companies in Japan and our subsidiaries in the United States. To that end, as set out in our M1 TRUST 2021 medium-term business plan, we are working to expand our pipeline by strengthening in-house development for the U.S. Business segment by investing in research & development, particularly with respect to drugs that are more challenging to develop and thus offer greater opportunities to allow us to differentiate ourselves from our competitors, and improving the efficiency of our research & development operations. Further, in order to diversify our product line-up by means of in-licensing, we are working to strategically add products that have higher barriers to entry and concentrating our marketing resources on products that can utilize the sales capabilities of our U.S. subsidiaries.

Jointly Executed Strategies. In addition to our respective strategies for the Japan and U.S. Business segments, the businesses in the Japan and U.S. Business segments are jointly executing the following strategies.

Reliability assurance and regulatory affairs. In order to maintain the reliability of our products, we maintain an internal operational procedure that covers from the phase of obtaining regulatory approvals for manufacturing and marketing our products through the phase of manufacturing products and conducting product recalls timely and appropriately when any quality defects occur. In order to ensure our reliability assurance capabilities and enhance the likelihood of obtaining regulatory approvals, we are working to strengthen cooperation in the area of reliability assurance with our U.S. subsidiaries, and strengthen our group-wide regulatory affairs management system.

Synergies between Japan and U.S. Business segments. In order to create synergies between our Japan and U.S. businesses, we are working to bring products approved in Japan to the U.S. market and develop new products as well as implement cooperative, new product development strategies for patent-challenging opportunities.

Products

Our principal products are generic drugs which come in various dosage forms such as tablets, oral dispersing tablets, capsules, granules, injectables, tape, ophthalmic or nasal solutions, syrups and other forms. Our generic drugs cover all therapeutic areas such as cardiovascular, gastro-intestinal, blood/body fluid, other metabolic, antibiotics, central nervous system, antiallergics, chemotherapeutics, vitamins and anti-cancer.

The following is a description of our principal products in each of our Japan and U.S. Business segments.

Japan Business Segment

The Japan Business segment is our largest business segment by revenue and comprises approximately four-fifths of our global revenue.

Products for the Japan Business Segment. Main products of the Japan Business segment include the following.

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Atorvastatin. Atorvastatin is a medicine that lowers cholesterol in the blood by inhibiting cholesterol synthesis in the liver. It is usually used to treat hypercholesterolemia and familial hypercholesterolemia. The dosage form is tablets.

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Limaprost Alfadex. Limaprost Alfadex is a medicine that acts directly on vascular smooth muscles and expands peripheral vessels and also suppresses platelet aggregation to improve blood flow, leading to relief of symptoms such as numbness and pain of limbs, as well as coldness. It is usually used to improve various ischemic symptoms such as ulcer/pain and coldness associated with thromboangiitis obliterans, subjective symptoms (pain and numbness of lower limbs) associated with acquired lumbar spinal stenosis (patients with normal straight leg raise-Test and bilateral intermittent claudication), and walking ability. The dosage form is tablets.

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Lansoprazole. Lansoprazole is a medicine that inhibits the terminal step in gastric acid secretion, called proton-pump, and suppresses gastric acid secretion, and increases pH in the stomach to enhance antibacterial effects of antibacterial agents. It is usually used to treat gastric ulcers, duodenal ulcers, anastomotic ulcers, reflux esophagitis, Zollinger-Ellison syndrome and non-erosive gastroesophageal reflux disease, and suppress recurrences of gastric ulcers or duodenal ulcers associated with low-dose aspirin/nonsteroidal anti-inflammatory drug medication as well as to help eradication of Helicobacter pylori in gastric ulcers, duodenal ulcers, gastric MALT lymphoma, idiopathic thrombocytopenic purpura, after endoscopic treatment for early-stage gastric cancer, and Helicobacter pylori-associated gastritis. The dosage form is oral dispersing tablets.

Significant new products. We launched the following significant new generic drugs in our Japan Business segment in the fiscal years ended March 31, 2018, 2019 and 2020:

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Aprepitant. Aprepitant is a capsule drug launched in December 2019, used to suppress digestive symptoms such as nausea and vomiting associated with the administration of anticancer drugs. The capsule size takes into account the possibility of taking the product in a nauseous state (Capsule 125 mg: total length 17.8 mm, Capsule 80 mg: total length 15.8 mm).

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Micafungin Sodium. This is a product for infusion launched in December 2019, which treats infections caused by Aspergillus sp. and Candida sp. such as fungemia, respiratory mycosis and gastrointestinal mycosis. The product is covered with a Sawai-original protector and light-shielding shrink wrapping, both of which protect the product from being exposed to light. These features also protect the vial from breaking, if dropped.

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Silodosin. Silodosin is a product launched in June 2019, which is used for bladder outlet obstruction associated with prostatic hyperplasia. Silodosin comes in the form of oral dispersing tablets that can be taken even with a small amount of water, to reduce the burden on patients.

•	Blonanserin. Blonanserin is a product launched in June 2019, which is used for schizophrenia.

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Oseltamivir. Oseltamivir is a product launched in June 2018, which is used for treatment or prophylaxis of influenza type A or B virus infection. As of June 30, 2020, this is the only anti-influenza generic drug available in Japan.

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Capecitabine. Capecitabine is a product launched in December 2018, which treats inoperable or recurrent breast cancer, colorectal cancer and gastric cancer. Since anti-cancer treatments can continue for a long period of time, capecitabine plays an important role in helping patients financially.

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Atomoxetine Hydrochloride. Atomoxetine Hydrochloride is a capsule drug launched in December 2018, which is used for treatment of attention-deficit and hyperactivity disorders. The small capsule size facilitate intake by patients.

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Nalfurafine. Nalfurafine is a product launched in June 2018, which is used to improve pruritus in hemodialysis patients. The dosage forms include oral dispersing tablets. Since water intake is sometimes restricted for dialysis patients, oral dispersing tablets that may be taken without water can be especially beneficial to such patients.

•	Rosuvastatin Calcium. Rosuvastatin Calcium is a product launched in December 2017, which is used to decrease the amount of cholesterol.

Since April 1, 2020, we also launched the following significant new generic drugs in our Japan Business segment:

•	Memantine Hydrochloride. Memantine Hydrochloride is a product launched in June 2020, which is used to treat Alzheimer’s disease. The dosage forms are tablets, oral dispersing tablets and dry syrup.

•	Eldecalcitol. Eldecalcitol is a capsule drug launched in June 2020, which is used to treat osteoporosis.

U.S. Business Segment

We manufacture and sell USL-branded products and generic drugs in the U.S. Revenue of our U.S. Business segment comprises approximately one-fifth of our global revenue.

Products for the U.S. Business Segment. Main products of the U.S. Business segment include Klor-Con®, a medicine in a tablet form that provides an extended-release to prevent and treat hypokalemia with or without metabolic alkalosis, digitalis intoxication, and hypokalemic familial periodic paralysis; Qudexy®, a medicine to prevent migraine and treat certain types of seizures, and Chlorpromazine, a medicine for the management of manifestations of psychotic disorders.

Significant new products. We launched the following significant new generic drugs in the U.S. Business segment in the fiscal years ended March 31, 2018, 2019 and 2020.

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Morphine Sulfate Tablets, CII. A product launched in August 2019, this is an opioid agonist in tablet form prescribed for the management of acute and chronic pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate. The product is available in two strengths, specifically 15mg and 30mg.

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Tosymra™ (sumatriptan) Nasal Spray. A product launched in October 2019, this product is for the acute treatment of migraines with or without aura in adults. The product is a fast-acting, easy-to-use acute migraine treatment option that delivers the efficacy of an injectable in a convenient nasal spray. The product contains 10 mg of sumatriptan and is supplied as a ready-to-use, single-dose, disposable unit.

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Zembrace® SymTouch® (sumatriptan injection). An injection-type of product used for the acute treatment of migraines with or without aura in adults who have been diagnosed with migraines. The product is a fast-acting acute migraine treatment option that offers a simple, two-step injection process. The product contains 3 mg of sumatriptan and is supplied as a prefilled, ready-to-use, single-dose disposable auto-injector.

Research & Development

Our generic drugs undergo the following research and development stages.

•	Stage I: Determine products to develop and manufacture, consider drug substance procurement, and finalize formulation design.

•	Stage II: Conduct manufacturing trials on a certain scale, followed by clinical trials, and then evaluate the likelihood of success of an application for marketing approval.

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Stage III: Submit an application for marketing approval to the relevant regulatory authorities and undergo the approval processes of performance qualification, or PQ, process validation, or PV, and good manufacturing practices, or GMP. Receive final decision on the application for marketing approval and, in Japan, approval of the drug prices to be paid by a purchasing patient if he or she were to purchase entirely at his or her cost without insurance coverage.

•	Stage IV: If approved, “launch,” or begin commercial sales of, the product.

On average, the development of generic drugs takes between three and five years. Development expenditures are incurred during Stages I through III, and mainly consist of costs for purchasing active pharmaceutical ingredients for the trials in Stage I and Stage II, the costs of the manufacturing trials and clinical trials in Stage II, and the fees for submitting approval applications in Stage III. The regulatory authorities to which we apply for approvals of our generic drugs are the Ministry of Health, Labour and Welfare of Japan and the Food and Drug Administration, or the FDA, in the United States.

With regards to our Japan Business segment, we believe our research and development capabilities and patent research capabilities are strengths of ours, enabling us to quickly develop and sell our generic drugs. Because of these strengths, once we finalize the formulation design of a product and secure means of stably procuring the active pharmaceutical ingredients, we are generally able to commercialize products that we develop. The fact that we sell a large number of varied products, and have a stable distribution system has contributed to earning and maintaining the trust of our business partners and medical institutions, which has in turn led to our sustainable growth.

In recent years, the increased complexity and sophistication of the formulation technology of originator drugs has made it more likely that the development of generic drugs has to be abandoned. Therefore, we have participated in some joint development projects with other pharmaceutical companies where each of us and such other pharmaceutical companies focus on our respective fields of expertise.

In our U.S. Business segment, our strength lies in research and development of specific indications mainly with respect to the central nervous system. However, there are many competitors and new entrants in the U.S. market, given the low barriers to entry. For this reason, even when we are able to obtain the required regulatory approval, in some cases we discontinue development from an economic standpoint, because we are unable to identify or reasonably anticipate our eventual competitor(s) and confirm the profitability of the product under development.

To date, the focus of our business integration with USL has been research and development operations. So far, such integration has taken only a form of partial support of each other’s research and development operations, due to the difference in the requirements for obtaining approvals from Japanese and U.S. regulatory authorities. However, we plan to further pool our respective research and development know-how and seek to efficiently launch new products in the Japanese and U.S. markets.

Products Under Development or Awaiting Launch

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Bazedoxifene Tablets. This medicine normalizes bone metabolic imbalance due to depressed secretion of female hormones in postmenopausal women, consequently improving low bone mass and reducing the risk of bone fracture. It is usually used to treat postmenopausal osteoporosis. The dosage form will be tablets.

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Fexofenadine Hydrochloride (Pusofeki Combination Tablets). This medicine has an antagonistic action on histamine H1 receptors and a suppressive action on the release of various chemical mediators. It is usually used for the treatment of allergic rhinitis and hives, and itching of skin associated with skin diseases (eczema/dermatitis, dermal pruritus and atopic dermatitis). The dosage form will be tablets.

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Dutasteride Capsule. This medicine inhibits both isoforms (type 1 and type 2) of 5α-reductase, suppresses the conversion of dihydrotestosterone from testosterone and decreases the volume of enlarged prostates. It is usually used to treat prostatic hyperplasia. The dosage form will be capsules.

Competition

Our primary competitors are generic drug manufacturers, original-branded drug manufacturers and pharmaceutical companies that manufacture and sell authorized generics. One of the key matters over which we compete with other generic drug manufacturers is wholesalers’ recommendation to their customers as to which drug should be used. If wholesalers change their recommended manufacturers from us to our competitors, not only would our sales volume decrease, reducing our revenue, but also our procurement costs would tend to increase as we would be less able to obtain volume discounts from our suppliers due to the reduced sales volume of our products. We compete with generic drug manufacturers based on, among other factors, prices. One factor limiting our ability to compete based on prices is that lowering drug prices may disincentivize medical institutions from prescribing our products, which in turn would adversely affect our revenue, as lower prices may reduce the profits they earn from prescribing our products. We also compete with other generic drug manufacturers based on the speed with which we can take a product to market, as often the first generic drug counterpart of an original-branded drug that goes to market is able to secure a certain amount of market share.

As the sale price of generic drugs are generally less than their brand-name counterparts, in competing with original-branded drug manufacturers we mainly focus on ensuring that that the perceptions that patients, health care professionals, wholesalers and distributors have about the efficacy and safety of our products is appropriate. The primary factor affecting our competition with original-branded drug manufacturers is the Japanese and U.S. governments’ willingness to promote the use of generic drugs. If such governments reduce or cease such promotion, patients may increasingly choose original-branded drugs over their generic drug counterparts.

We also compete against pharmaceutical companies that manufacture and sell authorized generics. While the factors affecting our competition with authorized generics is similar to those based on which we compete with other generic drug manufacturers, one difference is that authorized generics are generally able to obtain regulatory approval more quickly than other generic drugs. Thus, they have an advantage in that they can go to market more quickly and secure market share before other generic drugs can be sold. Our generic drugs also compete against “follow-up” authorized generics, which come to market later and thus do not have the advantage of being the first generic drug on the market, but seek to secure market share by promoting the fact that they are identical to the original-branded drugs counterpart.

In the United States, given that insurance coverage for generics is broader than for original-branded drugs, doctors and pharmacists tend to prescribe generic drugs whenever possible. Therefore, our marketing efforts toward promoting sale of our generic drugs involves marketing to medical institutions and pharmacies the line-up of our generic drugs and increasing the awareness among them as well as encouraging them to purchase and prescribe our products.

The competitive environment that our USL-branded drugs face are different from our generic drugs. Given that the USL-branded drugs are products with the same active pharmaceutical ingredients as original-branded drugs but have different administration or dosage forms, the key competitive factors are the distinctiveness of our USL-branded drugs compared to similar products, including original-branded drugs with the same active pharmaceutical ingredients, and the extent to which the brand is widely recognized. Our marketing efforts toward promoting our USL-branded drugs focus on marketing to doctors and pharmacists our USL-branded drug line-up, and how our USL-branded drugs have effective and competitive administration or dosage forms that may be more favorable to patients than the products of our competitors.

Raw Materials

We procure active pharmaceutical ingredients from around the world, including through import from China and various other countries. For our products manufactured in Japan, we primarily procure such active pharmaceutical ingredients indirectly through third-party trading companies in Japan, which purchase such active pharmaceutical ingredients from third-party suppliers around the world. We are making efforts to procure active pharmaceutical ingredients from different suppliers so as to mitigate the risk of being unable to procure such ingredients.

Sales Channels, Marketing and Pricing

In Japan, we sell our products through distributors, retail stores and other pharmaceutical manufacturers as well as selling directly to medical institutions. The medical institutions that use our products include approximately 8,000 hospitals, 40,000 general practitioners, and 58,000 dispensing pharmacies throughout Japan.

The majority of our revenue in Japan is attributable to sales of our generic drugs through medical institutions and dispensing pharmacies. In Japan, unless the physician explicitly denotes in prescriptions that the prescription should be fulfilled as noted, patients or pharmacies may substitute a generic drug for an original-branded drug. In addition, through the national health insurance system in Japan, pharmacies are financially incentivized to offer generic drugs to patients. Thus, in our marketing efforts in Japan, we seek to educate physicians, pharmacy personnel and patients about Sawai and its products.

The prices at which we sell our products, and therefore our revenue, in Japan is impacted by the Japanese national health care system. The Japanese government has maintained for many years a universal health insurance system that ensures that almost all Japanese residents are covered by public medical care insurance, or otherwise have access to medical insurance. In connection with maintaining such public medical care insurance system, the Minister of Health, Labor and Welfare designates which prescription medications can be covered by public medical care insurance, and maintains a price list of official rates for calculating the prices of such designated prescription medications. This price list is referred to as the National Health Insurance price list, or the NHI price list. The significance of this price listing system for pharmaceutical manufacturers is that, in order to sell any prescription drugs in Japan, pharmaceutical manufacturers must have their prescription medications listed on the NHI price list published by the MHLW.

The NHI price list effectively determines the drug prices that medical institutions and dispensing pharmacies in Japan charge their patients for prescription medications, as they specify the prices payable by patients absent insurance coverage; patients with insurance coverage pay a portion of such prices. However, the NHI price list and the MHLW do not restrict wholesale drug prices, such as the prices at which pharmaceutical manufacturers sell prescription medications to wholesalers and distributors as well as the prices at which wholesalers, distributors and pharmaceutical manufacturers sell to dispensing pharmacies and other medical institutions. Thus, wholesale prices are impacted by both the NHI price list and competitive forces.

In an effort to make the drug prices that patients pay for prescription medications closer to wholesale drug prices, the MHLW has revised the prices on the NHI price list generally once every two (2) years, based on surveys of wholesale drug prices. The price of previously listed products generally decreases as a result of such NHI price list revisions. Starting in the fiscal year commencing on April 1, 2021, the MHLW will conduct such revisions annually. For more details regarding the revision to the NHI price list, see “—Regulation—Japan” below.

In addition, we offer incentive payments and discounts to our customers in order to promote the sale of our products. For instance, we pay rebates to customers such as wholesalers when they achieve an agreed volume of sales to medical institutions. In the United States, we also offer discounts by means of paying chargebacks, which represent the difference between the invoice price to the wholesaler for a particular product and the price that the wholesaler sells to their customer, to wholesalers for certain products in some cases.

In the United States, we sell our pharmaceutical products to wholesalers. In general, the prices of our products to commercial customers are determined by free competition, not by government mandate, although the government is looking for ways to reduce prices of pharmaceutical products. In the United States, there have been a number of court cases, legislative and regulatory changes and other potential changes relating to the healthcare system that affect pharmaceutical pricing. Medicare Part B uses a reimbursement methodology for physician-administered drugs based on average sales price, and the current administration is examining ways to limit reimbursement for these drugs. In addition, Medicare Part D utilizes prescription drug plans to use formularies whereby they can limit the number of drugs that will be covered in any therapeutic class. Private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement by those payors may result in a similar reduction in payments from private payors. There is additional pressure to contain and reduce costs, and these cost reduction initiatives and others could decrease the coverage and reimbursement received for approved drugs. Manufacturers’ contributions to this area, including donut hole coverage as described below, or potential excise taxes, are increasing and are subject to additional changes in the future.

In 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (together, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. The Health Care Reform Law, among other things, extended the Medicaid Drug Rebate Program to beneficiaries enrolled in Medicaid managed care organizations, provided an alternative rebate calculation for line extensions or reformulated drugs, imposed a significant annual fee on companies that sell branded prescription drugs or biologics to specified government programs in the United States, expanded the 340B drug discount program, including the creation of new penalties for non-compliance, and included a 50%, which has since been increased to 70%, discount on brand name drugs for Medicare Part D participants in the coverage gap, or “donut hole.”

Both President Trump and the Republican leadership in Congress have expressed their intention to eliminate the Health Care Reform Law and replace it with a still unknown new law. While proposals have been introduced in Congress, it is still unknown what form any such modifications or any law passed to replace the Health Care Reform Law would take, and how or any such new law may affect our business in the future. Additionally, in response to controversies regarding pricing of pharmaceutical products, there has been a recent push to propose legislation, both on state and federal levels, that would require greater disclosure as to the reasoning behind drug prices and, in some cases, could give state or federal-level commissions the right to impose cost controls on certain drugs. These and other new provisions are likely to continue the pressure on pharmaceutical pricing and may also increase regulatory burdens and operating costs. However, whether and to what extent any such positions will result in changes of the law, and how any such changes could impact our business, cannot be determined at this time.

Intellectual Property

Our intellectual property rights include patents that we hold for manufacturing procedures of pharmaceutical products as well as licenses granted by third parties for some of our Brand Products. Set forth below are the details of each of such intellectual property rights.

Patent rights

USL holds U.S. patents and registered trademarks for some of its USL-branded drugs including the following:

•	Klor-Con®;

•	Qudexy® XR (topiramate) Extended-Release Capsules;

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Testosterone Gel, CIII, a medicine in gel form that contains testosterone that will be absorbed through the skin and enters the bloodstream of patients, to be used for replacement therapy in adult males for conditions associated with a deficiency or absence of endogenous testosterone;

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Topiramate Extended-Release Capsules, a medicine in capsule form that provides an extended-release of topiramate, or sulfamate-substituted monosaccharide, to treat certain types of seizures and prevent migraines;

•	Tosymra™ (sumatriptan) Nasal Spray, a medicine in nasal spray form containing sumatriptans to treat acute migraines with or without aura in adults;

•	Vogelxo® (testosterone) gel, CIII, a medicine in gel form to be used for replacement therapy in adult males for conditions associated with a deficiency or absence of endogenous testosterone; and

•	Zembrace® Symtouch®, a medicine in form of injection that contains sumatriptan succinate to be used as acute treatment of migraine with or without aura in adults.

License

We also sell authorized generics, including authorized generic versions of USL’s own Qudexy® (topiramate) and Vogelxo® (testosterone), as well as license rights to market and sell potassium citrate, a medicine that restores the chemicals in the kidneys to help prevent kidney stones, from Mission Pharmacal Company, and Vandazole® (metronidazole gel), a medicine used for treatment of bacterial vaginosis, or formerly referred to as Haemophilus vaginitis, Gardnerella vaginitis, nonspecific vaginitis, Corynebacterium vaginitis, or anaerobic vaginosis, in non-pregnant women, from Teva Pharmaceutical Industries, Ltd.

Regulation

The manufacturing and sales of pharmaceutical products require compliance with the laws of relevant jurisdictions. In Japan, we must comply with the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices and its relevant laws and regulations, or collectively, the “Pharmaceutical Act,” under which we must have approval by, registration at or license from the Minister of MHLW or the relevant authorities of Japanese prefectures. Furthermore, our business is also subject to, and impacted by, aspects of the public health insurance frameworks of Japan. In the United States, we must comply with the Food, Drug and Cosmetic Act, or the FDCA, and its relevant implementing regulations and the guidance provided by the Federal Food and Drug Administration, or the FDA, as well as the laws and regulations of other federal government agencies including the Drug Enforcement Administration, or the DEA, the U.S. Department of Agriculture, or the USDA, and the Environmental Protection Agency, or the EPA, and the laws and regulations of the states and territories of the United States. The import and export of pharmaceutical products, raw materials, production properties and devices as well as technologies also require compliance with the laws and regulations of the relevant jurisdictions.

Japan

In Japan, the Pharmaceutical Act is the basic law that regulates the business of manufacturing, marketing and/or selling of pharmaceuticals, quasi-pharmaceutical products, cosmetics, medical devices and regenerative medical products. It provides for, among other things, the control required for securing the quality, efficacy and safety of such products and for preventing the occurrence or spread of health and hygiene-related hazards caused by the use of such products. As Sawai Pharmaceutical manufactures and sells only pharmaceutical products (in particular, generic drugs), the following description focuses on regulations relating to pharmaceutical products (i.e., generic drugs).

Licenses for conducting the business of manufacturing, marketing or selling pharmaceutical products

Under the Pharmaceutical Act, a person is required to obtain from the Minister of the MHLW or from the governor of the relevant prefecture the relevant licenses required to conduct the business of manufacturing, marketing and/or selling pharmaceuticals. Specifically, in the course of its business, Sawai Pharmaceutical is required to hold and actually does hold the following licenses: (i) a manufacturing license, which is a license required to engage in the business of manufacturing pharmaceuticals, (ii) a marketing license, which is a license required to engage in the business of marketing pharmaceuticals (the term “marketing” in this context refers to manufacturing or importing pharmaceuticals, and then selling, leasing or providing them to others), and (iii) a selling license, which is a license required to engage in the business of selling or providing pharmaceuticals, or storing or displaying pharmaceuticals for the purpose of the sale or provision thereof. As for marketing licenses for pharmaceuticals, there are two types, one of which is first-class marketing license, which authorizes the license holder to market prescription pharmaceuticals, and the other is second-class marketing license, which authorizes the license holder to market pharmaceuticals other than prescription pharmaceuticals. Sawai Pharmaceutical holds both marketing licenses. As for selling licenses for pharmaceuticals, there are three types: a license for store-based distribution, a license for household distribution and a license for wholesale distribution. Sawai Pharmaceutical holds a license for wholesale distribution, which authorizes the license holder to sell or provide pharmaceuticals to, among others, proprietors of pharmacies, holders of marketing authorization, manufacturers or sellers of pharmaceuticals, or proprietors of hospitals or clinics.

The manufacturing license and the marketing license are subject to renewal every five (5) years, and the selling license is subject to renewal every six (6) years. In case renewal is rejected for whatever reasons, the business of Sawai Pharmaceutical will be adversely impacted. Also, in case a license holder is found to be in breach of the Pharmaceutical Act, the licenses may be rescinded by the Minister of the MHLW or by the governor of the prefecture where a business office of the license holder is located.

Applications for the approval of new drugs

Applications for the approval of new drugs, including generic drugs, are made through the Pharmaceuticals and Medical Devices Agency, or the PMDA. PMDA is a Japanese regulatory agency, working together with MHLW, that has the role of protecting the public health by assuring safety, efficacy and quality of pharmaceuticals and medical devices. PMDA conducts, among other things, scientific reviews of marketing approval applications of pharmaceuticals and medical devices, and monitoring of their post-marketing safety. As industry practice, for generic drugs, applications for the approval of new drugs are accepted only twice a year (i.e., February and August) and, unless any issue is found in such application, normally approvals of such applications are granted in the month one year after the application (i.e., the following February or August).

In order to apply for the approval of new drugs, the applicant must submit the prescribed application form together with certain designated attachments, including (i) data concerning origin or background of discovery and conditions of use in foreign countries, etc.; (ii) data concerning manufacturing methods, standards and test methods, etc.; (iii) data concerning stability; (iv) data concerning pharmacological effects; (v) data concerning absorption, distribution, metabolism, and excretion; (vi) data concerning acute, subacute, and chronic toxicities, genotoxicity, teratogenicity, and other toxicities; (vii) data concerning test results of clinical studies, etc.; and (viii) data concerning matters to be indicated on package inserts. However, pursuant to a notification issued by the Pharmaceutical and Food Safety Bureau of the MHLW, attachments required for the application for the approval of new generic drugs are substantially reduced, and the applicant is only required to attach certain data concerning the above item (ii) (limited to manufacturing methods, on a case-by-case basis, and standards and test methods), item (iii) (limited to accelerated tests), item (v) (limited to bioequivalence studies) and item (vii). The reexamination period of the original-branded drug should also be expired in order to apply for approval of a new generic drug.

Once an application for approval of a new generic drug is submitted, a review process will be undertaken within PMDA. PMDA will review the application materials with a focus on bioequivalence with the original-branded drug (that is, confirming the equivalence of ingredients, dosage, efficacy, quality, and other factors with the original-branded drug). It is because bioequivalence with the original-branded drug is confirmed that the generic drug is exempt from the other tests, such as toxicity study, pharmacological test and clinical trials. The bioequivalence study shall conform to the Guideline for Bioequivalence Studies of Generic Products issued by the Pharmaceutical Safety and Environmental Health Bureau of MHLW. In the bioequivalence study, bioavailability should be compared for the original-branded drug and the generic drug, and if that is not feasible, pharmacological effects supporting therapeutic efficacy or therapeutic effectiveness in major indications should be compared.

In the course of the review process, as part of the compliance review, the applicant is also required to apply to the prefecture where the manufacturing facility is located or to the Office of Pharmaceuticals Compliance and Standards of the PMDA for GMP conformity inspection. Further, the PMDA will conduct a document-based conformity inspection confirming that the attachments to the application form are prepared in conformity to the prescribed standards, and also conduct a good clinical practice, or GCP, on-site inspection. If the application for approval of new drug is produced using materials or substances of active ingredients, etc. listed in the drug master file, the PMDA will make inquiries directly to such master file holder.

After completing its review process, the PMDA will submit the report on the results of such review to the Minister of the MHLW, who will make a final determination for approval. Once the MHLW has approved the application, the company can make the new drug available for physicians to prescribe.

Ongoing regulatory review

After approval, pharmaceutical products are subject to ongoing regulatory review, including the reexamination and reevaluation procedures to be conducted based on materials prepared in conformity with the good post-marketing study practice, or GPSP. Through the reexamination procedure, the PMDA will examine, among other things, whether the approved drug does in fact have the stated efficacy, and whether there are any serious side effects arising therefrom. The reevaluation procedure will be conducted by the PMDA to evaluate whether a drug designated by the MHLW satisfies the efficacy requirements at the time of such reevaluation. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated prior to the approval. The holders of marketing license for pharmaceuticals are also obliged to report to the MHLW the occurrence of any disease, disability or death suspected to be caused by the side effects of use of the drugs as well as the occurrence of any infectious disease suspected to be caused by the use thereof. In addition, manufacturing facilities used to make any approved drug will also be subject to periodic review and inspection by the MHLW. The subsequent discovery of previously unknown problems with the drug or manufacturing facility may result in restrictions on the drug or manufacturing facility, including withdrawal of the drug from the market. Failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory license or approval, product recalls, operating restrictions, and criminal prosecution.

Regulation on labelling and promotion

Under the Pharmaceutical Act, the labeling and promotion of pharmaceuticals are strictly regulated. The package inserts, containers or capsules of a pharmaceutical must include matters such as dosage, administration, and other necessary information concerning care for use and handling, which shall be based on the findings obtained from the latest papers and other information pertaining to the pharmaceutical. The holders of marketing licenses shall also in certain cases notify the MHLW of, among other things, any cautions for use or handling included in the particulars to be indicated on the package inserts, containers or capsules. Further, with respect to promotion, among other things, explicitly or implicitly advertising, describing or circulating false or exaggerated statements regarding the name, manufacturing process, efficacy and effects or performance of pharmaceuticals as well as advertising the name, manufacturing process, efficacy, effects or performance of pharmaceuticals that have not yet been approved pursuant to the Pharmaceutical Act are prohibited. Promotional activities are also regulated under the Standard for Adequate Advertisement of Pharmaceutical Products as well as the Guidelines for Prescription Drug Marketing Information Provision, both issued by the MHLW. Failure to comply with these regulations may result in fines, suspension or withdrawal of regulatory license or approval, product recalls, operating restrictions, and criminal prosecution.

In addition to the above, in order to prevent unfair inducement of customers and to ensure fair competition and order within the industry, the Fair Competition Code Concerning Restriction on Premium Offers in Ethical Pharmaceutical Drugs Marketing Industry approved by the Japan Fair Trade Commission and the Secretary General of the Consumer Affairs Agency provides for restrictions on unjustifiable premium offers in the prescription medication marketing industry. Penalties may apply in the event a holder of marketing license does not cooperate with the investigation of breach or does not comply with the warning letter issued by the Fair Trade Council established under the Code.

Regulation on drug pricing.

In Japan, manufacturers of prescription medications, including generic drugs, must have new products listed on the NHI price list, in order for those medications to be covered under the public medical care insurance system. The NHI price list provides for the prices of pharmaceutical products that medical institutions and dispensing pharmacies in Japan can charge their patients for prescription medications, as they specify the prices payable by patients absent insurance coverage.

Historically, the prices on the NHI price list have been subject to revision by the MHLW generally once every two (2) years on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan, while occasional exceptions such as in calendar year 2019 when the price list was revised on account of the upward revision of consumption tax in Japan. However, in an effort to keep the medical expense burden of patients in check by timely reflecting market prices in the drug price, the Japanese government is undertaking healthcare reforms, as part of which the NHI price list will be revised annually from April 1, 2021. The biennial NHI price list revisions will continue to be conducted in the same manner as currently being conducted. Specifically, the MHLW will investigate the actual trade prices, or the market price, based on surveys seeking responses from both all pharmaceutical wholesalers about their selling price as well as from selected hospitals, clinics and pharmacies about their purchasing price, after which the MHLW will determine the revised price by calculating the weighted average market price and adding consumption tax and certain adjustment rates thereto. For the intermediate years in between the biennial years, the MHLW will investigate the market price based on similar surveys with the difference that responses will be sought from not all pharmaceutical wholesalers, but rather only selected pharmaceutical wholesalers including major business operators. Also, in these intermediate years, only drug prices for products with major price discrepancies will be revised.

In addition to the above annual price list revision, a healthcare reform to consolidate the price ranges of generic drugs came into effect from April 1, 2020. Generally, there are three price ranges that are considered in the course of revising the NHI price list for generic drugs, namely, (i) the price range covering prices that are 50% or more of the highest price of the original-branded drug, (ii) the price range covering prices that are 30% or more but below 50% of the said highest price, and (iii) price range covering prices that are below 30% of the said highest price. However, after the reform, generic drugs for which 12 years have passed since its launch will be consolidated into one price range. Also, as annual price list revisions will be introduced, the price ranges of generic drugs could temporarily increase to five price ranges, as only products with major price discrepancies will be reviewed.

The healthcare reform further includes reforms concerning the review of the prices of long-listed drugs. This reform has taken effect from April 1, 2018. Under this reform, after 10 years from the launch of a generic drug, which is considered to be generally the period over which an original-branded drug is replaced by a generic drug, the prices on the NHI price list for long-listed drugs will be reduced step-by-step based on the price of generic drugs. This reform is aimed to reduce the prices on the NHI price list for original-branded drugs; however, as the prices of original-branded drugs will be reduced, generic drugs will face increased competition.

Other laws, licenses and regulations

Sawai Pharmaceutical manufactures and sells certain drugs that fall under the category of psychotropics, which are regulated not only under the Pharmaceutical Act, but also under the Narcotics and Psychotropics Control Act and its relevant laws and regulations, or collectively, the “Narcotics Act.”

Under the Narcotics Act, a person is required to obtain from the Minister of the MHLW or from the governor of the relevant prefecture the relevant licenses required to conduct the business of manufacturing and/or selling psychotropics. Specifically, in the course of its business, Sawai Pharmaceutical is required to hold and actually does hold the license of psychotropics manufacturer or formulator of psychotropic pharmaceuticals. The license of psychotropics wholesaler is also deemed to be granted as Sawai Pharmaceutical has the license for wholesale distribution under the Pharmaceutical Act. In addition, Sawai Pharmaceutical is registered under the Narcotics Act as the operator of a facility conducting experiments or research involving psychotropics.

The regulations under the Narcotics Act include, among other things, obligations to strictly storage psychotropics, report on any accidents thereto, and record and report the use thereof (including product name, quantity and the dates). Psychotropics may only be transferred to a person having a license under the Narcotics Act. Failure to comply with the Narcotics Act may result in fines, suspension or withdrawal of regulatory license, operating restrictions, and criminal prosecution.

United States

Government authorities in the United States, at the federal, state and local level, extensively regulate, among other things, the research, development, testing, manufacture, labeling, record-keeping, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products. Applicable laws include the FDCA and its implementing regulations as well as various other federal and state statutes. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations require the expenditure of substantial time and financial resources. In order to conduct our business in the United States, we have numerous federal and state licenses that are necessary for us to manufacture and sell our pharmaceutical products including manufacturer, wholesaler, importer, exporter, controlled substance, and environmental licenses. Failure to comply with the applicable federal and state requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

In addition, in the United States we must show that the facilities used to manufacture our drug candidate are in compliance with current good manufacturing practice, or cGMP, requirements. In general, the cGMP requirements mandate that manufacturers follow elaborate design, testing, control, documentation, and other quality assurance procedures throughout the entire manufacturing process. These cGMP requirements also apply to any third-party suppliers and contract manufacturers we might use to provide us with materials for our clinical trials and commercial-scale production of our products.

Applications for the approval of new drugs

Generally speaking, new pharmaceutical products must be approved by the FDA through either the new drug application, or NDA, or the abbreviated new drug application, or ANDA, process as needed, before they may be legally marketed in the United States. In such approval process, we must demonstrate that such drug candidate is safe and effective for its intended uses.

The process of obtaining regulatory approval of an NDA typically takes several years and requires the expenditure of substantial capital and other resources. Despite the time, expense and resources invested by us in the approval process, we may not be able to demonstrate that our drug candidates are safe and effective, in which event we would not receive the regulatory approvals required to market them.

In seeking approval for a drug through an NDA, applicants must list with the FDA each patent with claims covering the applicant’s product or approved methods of using the product. Upon approval of a drug, each of the patents listed in the application for the drug are then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Drugs approved in this way are commonly referred to as generic equivalents to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The FDA provides a certain period of exclusivity during which no ANDA may be approved. For instance, upon an NDA approval of a new chemical entity, or an NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDAs, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug.

Applications for the approval of ANDAs

Generic drugs may enter the market after the approval of an ANDA. The ANDA development process typically does not require new pre-clinical or clinical studies, but it does typically require one or more bioequivalence studies to show that the ANDA drug is bioequivalent to the previously approved brand name reference listed drug. Bioequivalence studies compare the bioavailability of the proposed drug product with that of the approved listed product containing the same active ingredient. Bioavailability is a measure of the rate and extent to which the active ingredient or active moiety is absorbed from a drug product and becomes available at the site of action. In addition, the ANDA applicant must demonstrate that manufacturing procedures and operations conform to FDA cGMP requirements. Facilities, procedures, operations, and/or testing of products are subject to periodic inspection by the FDA and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and inspections to determine whether the systems and processes are in compliance with cGMP and other FDA regulations.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

An ANDA may be submitted one (1) year before NCE exclusivity expires if the ANDA applicant provides a Paragraph IV certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant. The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

As noted above, generic drug products are generally introduced to the marketplace at the expiration of patent protection and non-patent market exclusivity for the reference listed drug. However, if an ANDA applicant is the first ANDA applicant to submit an ANDA containing a Paragraph IV certification, that ANDA may be eligible for a period of generic marketing exclusivity on approval. This exclusivity, which under certain circumstances must be shared with other ANDA applicants with Paragraph IV certifications, lasts for 180 days, during which the FDA cannot grant final approval to other ANDA sponsors of an application for a generic equivalent to the same reference drug. Under certain circumstances, eligibility for 180-day exclusivity may be forfeited.

There are also ANDA application fees, facility fees, program fees that based on the size of the generic drug applicant.

Section 505(b)(2) NDAs

Most drug products obtain marketing approval from the FDA pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA’s previous approval of a similar product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to the FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and effectiveness or published literature is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical or clinical studies of the new product.

The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. A Section 505(b)(2) NDA may be eligible for marketing exclusivity and is subject to the NDA application fee.

Ongoing regulatory review

After approval, pharmaceutical products are subject to ongoing regulatory review, including the review of clinical results reported after the product is approved. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated during preapproval clinical studies and trials. In addition, the manufacturer, and the manufacturing facilities we use to make any approved drugs, will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the drug, manufacturer or facility may result in restrictions on the drug, manufacturer or facility, including withdrawal of the drug from the market. Failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions, and criminal prosecutions.

As a condition of approval for some of our products, the FDA might require a Risk Evaluation and Mitigation Strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and other Elements To Assure Safe Use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.

Pharmaceutical product promotion and advertising are also subject to regulatory requirements and continuing regulatory review. The marketing claims permitted in labeling or advertising are limited by the terms and conditions of the FDA-approved labeling and available scientific data. If the FDA believes these materials or statements promote products for unapproved indications, or with unsubstantiated claims, or fail to provide appropriate safety related information, the FDA could allege that the products are misbranded. The FDA could issue an untitled letter or warning letter, which may demand, among other things, that the company cease such promotional activities and issue corrective advertisements and labeling to all the products are misbranded. The FDA could take enforcement action including seizure of allegedly misbranded product, injunction or criminal prosecution. Moreover, the Department of Justice can bring civil or criminal actions against companies and executives that promote drugs or biologics for unapproved uses, based on the FDCA, the False Claims Act, and other federal laws governing the marketing and reimbursement for such products under federally supported healthcare programs such as Medicare and Medicaid. Monetary penalties in such cases have often been substantial, and civil penalties can include costly mandatory compliance programs and potential exclusion of a company’s products from federal healthcare programs.

Other healthcare laws

Relationships with healthcare providers, healthcare organizations, customers and third-party payors are subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations. In addition, patient data privacy and security are regulated by the United States federal government and the states. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations include the following:

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The Federal health care program Anti-Kickback Statute, which prohibits individuals and entities from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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The federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be imposed through civil whistleblower or qui tam actions against individuals or entities, prohibits, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim;

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HIPAA, which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information; and

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Any violation of these requirements may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Organizational Structure

As of March 31, 2020, Sawai Pharmaceutical had the following consolidated subsidiaries, and no associates accounted for under the equity method:

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by Sawai Pharmaceutical (%)
Medisa Shinyaku Inc.	Japan	Manufacturing and sales of medicinal products	100.00
Kaken Shoyaku Co., Ltd.	Japan	Manufacturing and sales of medicinal products	100.00
Sawai America Holdings INC.	Minnesota, United States	Management of our U.S. subsidiaries through the ownership of shares of such U.S. subsidiaries	100.00
Sawai America, LLC	Minnesota, United States	Management of our U.S. subsidiary the ownership of shares of such U.S. subsidiaries	80.00
Upsher-Smith Laboratories, LLC	Minnesota, United States	Manufacturing and sales of medicinal products	80.00

Property, Plant and Equipment

We have owned or leased property in Japan and the United States. We have one head office each in Osaka and the United States, where we also conduct R&D, two facilities dedicated to R&D in Japan, and eight production facilities in total in Japan and the United States.

Property	Location	Size (m2)		Uses
Headquarters and Laboratory	Japan	3,374		Business and research and development of prescription medications
Sanda Factory	Japan	14,686		Manufacturing prescription medications
Sanda Nishi Factory	Japan	23,136		Manufacturing prescription medications
Kyushu Factory	Japan	70,352		Manufacturing prescription medications
Second Kyushu Factory	Japan	60,395		Manufacturing prescription medications
Kanto Factory	Japan	134,899		Manufacturing prescription medications
Kashima Factory	Japan	146,200		Manufacturing, research and development of prescription medications
Development Center	Japan	1,376		Research and development of prescription medications
Warehouse in Hyogo Prefecture	Japan	15,643	*	Storing finished products
Warehouse in Saitama Prefecture	Japan	5,474	*	Storing finished products
Upsher-Smith Laboratories, LLC
Headquarters and Laboratory	United States	170,980		Business, research and development of prescription medications
Plymouth Factory	United States	29,502		Manufacturing prescription medications

*	Size of the properties leased

Most of our leased property consists of leases of inventory warehouses, for which the typical lease term is one (1) year. As of March 31, 2020, the book value of such leases was 3,210 million yen.

Employees

As of March 31, 2020, we had 3,066 employees on a consolidated basis, consisting of 2,491 in the Japan Business segment and 575 in the U.S. Business segment. We consider our labor relations to be stable and good.

Legal Proceedings

In January 2017, USL, our U.S. subsidiary, received a subpoena from the U.S. Department of Justice seeking documents and other information relating to the marketing and pricing of certain of its generic drugs, as well as communications with competitors about such products. In May 2018, USL received a civil investigative demand pursuant to the U.S. False Claims Act from the U.S. Department of Justice relating to similar matters. In addition, since December 2016, numerous civil complaints have been filed in the United States against USL on behalf of putative classes of direct and indirect purchasers of its pharmaceutical products and individual opt-out plaintiffs. These complaints predominantly allege that the USL and other defendants engaged in conspiracies to fix prices or to allocate market shares of their pharmaceutical products. The complaints have been filed against various drug manufacturers including USL. The plaintiffs predominantly seek injunctive relief and damages under federal antitrust law and damages under various state antitrust laws.

It is not possible to predict precisely the ultimate outcomes of such investigations or civil litigations, including what if any other investigations, litigation, or regulatory orders might ensue from them. Even if SGH is not found to have violated any applicable laws or regulations, the resolutions of such matters may involve SGH making settlement or other payments to regulators or private plaintiffs, or agreeing to restrictions to or other conditions on its business or operations. In addition, regardless of the outcome, SGH may have to incur legal and other expenses defending itself in such legal proceedings. Such outcomes or costs may have a material adverse effect on SGH’s business, financial condition or results of operations.

Exchange Act Reports

The U.S. Securities and Exchange Commission, or the SEC, maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. However, you can find on the SEC website all of our filings that we made in connection with the share transfer and any future filings we will make with the SEC. Our corporate English website is https://global.sawai.co.jp/, where you can find our annual reports and other materials that we disclose in accordance with the laws of Japan or the rules of the Tokyo Stock Exchange, as well as our investor relations materials. The information on our website is not, and will not be deemed, a part of this registration statement or incorporated into any other filings we make with the SEC unless otherwise indicated.

SAWAI PHARMACEUTICAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sawai Pharmaceutical is intended to provide information to investors to facilitate an understanding of Sawai Pharmaceutical’s business and results of operations. You should read the following discussion of operating and financial review and prospects together with our consolidated financial statements and the notes thereto included elsewhere in this prospectus

Our consolidated financial statements have been prepared in accordance with IFRS. The term IFRSs also include International Accounting Standards and the related interpretations of the committees.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those under the caption “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Operating results

Overview

We are a Japanese pharmaceutical company primarily manufacturing and selling generic drugs in Japan and the United States. We earn revenue principally from the sale of prescription medications, primarily generic drugs, in Japan and the United States.

We operate nine drug manufacturing facilities, seven of which are in Japan and two of which are in the United States. Our production capacity was over 15 billion tablets during the fiscal years ended March 31, 2019 and 2020. Our unit sales of the tablets for the fiscal year ended March 31, 2020 was more than 10 billion tablets, which is an increase of approximately 1.5 billion tablets from the fiscal year ended March 31, 2019.

We have two research and development facilities located in Japan and one in the United States. Our corporate headquarters is in Osaka, Japan. Globally, we have 3,066 employees as of March 31, 2020.

COVID-19 Pandemic

Since December 2019, COVID-19 has severely impacted economies worldwide. In many countries, businesses have been forced to cease or limit operations for extended or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered massive disruptions to businesses globally, resulting in significant changes to daily life and in an economic slowdown. The World Health Organization has classified the outbreak as a pandemic.

Impact of COVID-19 on Sawai Pharmaceutical’s Business and Operations

We continue to monitor the latest developments regarding the COVID-19 pandemic on our business, operations, and financial condition and results, and have made certain assumptions regarding the pandemic for the purposes of our operational planning and financial projections, including assumptions regarding the pandemic’s duration and severity, and its global macroeconomic impact. Despite careful tracking and planning, however, we are unable to accurately predict the extent of the pandemic’s future impact on our business, operations and financial condition and results. Nevertheless, we are focused on all aspects of our business and are implementing measures aimed at mitigating the impact of the pandemic, including use of digital technology to assist our commercial, manufacturing and R&D operations.

Our Employees

In the Japan Business segment, we established a Crisis Management Headquarters in February 2020 as a countermeasure to prevent the spread of infection among employees and instituted a mandatory work-from-home policy for those employees who can perform their jobs from home. In the U.S. Business segment, in early March 2020, we launched a cross-departmental response team (COVID-19 Response Team) to gather a wide range of information and to develop countermeasures. Although states had issued stay at home orders and closed non-essential businesses, the pharmaceutical industry was designated as one of the most critical sectors, such that we were able to continue operating. In addition to shifting to remote work (with the exception of certain employees who are indispensable for on-site operations, such as those in manufacturing and R&D departments), we have implemented other measures to prevent the spread of infection among our employees. Both the Japan and U.S. Business segments will continue to strive to adopt measures that prevent infection among employees and that maintain a stable supply system of pharmaceuticals that are essential for people’s lives and health.

Our Sales and Marketing

In the Japan Business segment, from March 2020, our medical representatives have refrained from visiting medical institutions, and instead utilize digital technology to deliver information to medical institutions. The U.S. Business segment also switched to technology-based sales activities. We continue to sell pharmaceutical products and provide our products to various patients despite COVID-19. While the pandemic’s impact on our sales and marketing is limited at this time, we are unable to accurately predict the extent of its impact on our future sales activities and new product launches.

Our Manufacturing and Supply Chain

In the Japan and U.S. Business segments, manufacturing activities continue as before COVID-19 and the mission of maintaining a stable supply of our products to patients remains unchanged. By virtue of the cooperation of relevant parties, we have been able to secure raw materials and the supply of our products to wholesalers and distributors without delay. As a result, the pandemic’s impact on our manufacturing and supply chain is limited at this time. However, we could experience possible manufacturing or supply chain issues due to COVID-19 in the future, which would increase the negative impact on our business and results of operations.

Our Research and Development

In the Japan and U.S. Business segments, research and development activities continue as before COVID-19 and the pandemic’s impact on our research and development activities is limited at this time. However, we are unable to accurately predict the extent of the pandemic’s impact on the manufacturing and sales approval process for our generic drug products in the future.

Our Financial Condition and Access to Capital Markets

Due to our operating cash flows, as well as our financial assets, access to capital markets and bank financing, we have maintained, and we expect to maintain, the ability to meet liquidity needs for the foreseeable future.

We will continue our efforts to maintain operations while monitoring new developments related to the pandemic, which may continue to be unpredictable. Future COVID-19 developments could result in additional favorable or unfavorable impacts on our business, operations or financial condition and results. If we were to experience significant disruption in our manufacturing or supply chains in clinical trials or other operational matters, or if demand for our products is significantly reduced as a result of the pandemic, we could experience a material adverse impact on our business, operations and financial condition and results.

General Operating Environment

Due to the continued decline in birthrate and the aging of the population in Japan, which is our principal market on a revenue and operating profit basis, the medical costs borne by the Japanese national health insurance system and the strain on its financial condition continues to increase, making it increasingly difficult for the system to provide high-quality healthcare while limiting patients’ out-of-pocket medical costs. In response to this, the Japanese government has increasingly promoted the use of generic drugs in order to reduce medical expenses. However, other initiatives by the Japanese government to lower medical costs, such as its periodic review of the NHI price list, have had, and in the future may have, a negative impact on our results of operations. In the United States, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, including proposals by the Congressional Budget Office to require pharmaceutical companies to pay a minimum rebate on pharmaceutical products covered under Medicare Part D for low-income beneficiaries and to cap federal Medicaid payments to the states. Congressional proposals to convert the Medicare fee-for-service program into a premium support program could also lead to significant reductions in Medicare spending, including for pharmaceutical products.

Looking ahead, we believe that the decline in the birthrate and aging of the population will continue in Japan, and efforts to reduce drug prices and public spending on pharmaceutical products may continue in both Japan and the United States, while general uncertainties with social and economic environments remain in major countries due to the COVID-19 pandemic. Furthermore, we believe that the Japanese government’s policy to reduce NHI prices will encourage restructuring and consolidation of companies as well as further accelerate the reduction of NHI prices.

Our Operating Segments

We manage our business in the following two geographical operating segments:

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Japan Business segment. The Japan Business segment is our primary operating segment. In the fiscal years ended March 31, 2018, 2019 and 2020, the Japan Business segment accounted for 80.2%, 78.2% and 79.0% of revenue, and 98.6%, 93.9% and 91.1% of our operating profit, respectively. Our main products in the Japan Business segment include cardiovascular drugs, gastro-intestinal drugs and central nervous system drugs.

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U.S. Business segment. We manufacture and sell generic drugs and the USL-branded products in the U.S. Business segment. Our main products in the U.S. Business segment include central nervous system drugs and cardiovascular drugs. On May 31, 2017, we expanded our U.S. business through the acquisition of USL; USL became a consolidated subsidiary on that date. For each of the fiscal years ended March 31, 2018, 2019 and 2020, substantially all of our revenue and operating profit in the U.S. Business segment was attributable to USL. On January 3, 2018, we sold 20% of the limited liability company interests in Sawai America, LLC, which is the intermediate holding company that owns the equity interests in USL, to Sumitomo Corporation of the Americas.

Each of these segments is a reportable operating segment. These operating segments are components of our business for which separate financial information is available, and the board of directors, which is deemed to be the chief operating decision maker, regularly reviews the operating results of each such operating segment in deciding how to allocate resources to and assess the performance of such segments. Although the nature of the operating activities of the two operating segments are similar, each one is managed separately to better align with the location of our end customers and distribution partners and to address the unique regulatory environment and market dynamics of each region. Research and development activities are conducted by each segment.

Factors Affecting our Results of Operations

Our results are affected by global pharmaceutical industry trends and the operating environment as described under “Business” and other factors described below.

Pricing and Government Regulation

In Japan, the government has the authority to set retail prices for prescription drugs, especially in the context of sales reimbursed by the NHI programs. Pharmaceutical companies in Japan, including us, are required to list new pharmaceutical products on the NHI price list published by the MHLW under public medical insurance programs. Prices of generic pharmaceutical products are normally determined by comparison to comparable products with necessary adjustments for innovativeness, usefulness and/or size of the markets, or in the absence of comparable products, to the cost of manufacturing with some upward price adjustments. Prices on the NHI price list have been subject to revisions generally once every two years based on the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan after discounts and rebates from the listed price. However, the NHI price list was also irregularly revised in October 2019 due to the increase in consumption tax rate. The average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the NHI price list is expected to be revised annually from April 2021, which could lead to more frequent downward price revisions. Prices on the NHI price list declined by an average of 7.5% in 2018, 10.1% in 2019 and 3.5% in 2020.

In the United States, there has been an increase in pricing pressure from managed care groups and institutional and governmental purchasers. The Health Care Reform Law, enacted in March 2010, has increased the amount of rebates that pharmaceutical companies paid, which negatively impacted their operating profit. Such impact, however, may have been offset partially in the medium- to long-term by the effects of an increase in individuals covered by healthcare programs. While there are legislative proposals to amend or repeal the Health Care Reform Law or to introduce other regulatory changes, the potential impact of any new legislation is uncertain. Regulatory and legislative debates are particularly driven by public concern over access to and affordability of pharmaceuticals. These policy and political issues heighten the risk of tax, fee and rebate increases or implementation of other federal and state measures that could affect pharmaceutical pricing.

Foreign Exchange Fluctuations

21.0% and 21.8% of our revenue was from the U.S. Business segment for the fiscal year ended March 31, 2020 and 2019, respectively. Changes in foreign exchange rates, particularly for the U.S. dollar relative to the Japanese yen, which is our functional currency, will impact our revenue and expenses. When the yen weakens against the dollar, our revenue attributable to the U.S. Business segment increase, resulting in a positive impact on our results of operations, which may be offset by increased expenses denominated in the dollar. Conversely, when the yen strengthens against the dollar, our revenue attributable to the U.S. Business segment decrease, resulting in a negative impact on our results of operations, which may be offset by decreased expenses denominated in U.S. dollars.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRSs. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable at the time the estimates and assumptions are made. Actual outcomes may differ from those estimates and assumptions.

We believe the following critical accounting policies are affected by management’s estimates and assumptions, changes to which could have a significant impact on our consolidated financial statements. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are described in Note 3 to our consolidated financial statements that are included in this prospectus.

Revenue Recognition

Our revenue primarily comes from the sale of generic pharmaceutical products. Revenue from such sales is generally recognized when the customer obtains control of the transferred products and in an amount that reflects the consideration to which Sawai expects to be entitled in exchange for those products. Our gross sales are subject to deductions, which are primarily composed of rebates and chargebacks to distributors, wholesalers, retailers and other pharmaceutical companies. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

The following summarizes the nature of the most significant adjustments to revenue:

•

Rebates and chargebacks: we offer incentive payments and discounts to our customers in order to promote the sale of our products. For instance, we pay rebates to customers such as wholesalers when they achieve an agreed volume of sales to medical institutions. In the United States, we also offer discounts by means of paying chargebacks, which represent the difference between the invoice price to the wholesaler for a particular product and the price that the wholesaler sells to their customer, to wholesalers for certain products in some cases. Rebates and chargebacks are estimated and recorded as a deduction from revenue at the time the related revenue is recorded. These are calculated on the basis of historical experience and the specific terms in the individual agreements.

•

Sales return: We customarily accept returns for expired or defective products. Sales return provisions are estimated based on historical rates of return, taking into consideration other factors such as time lags between the sales and returns and estimated levels of inventory in the distribution channel.

Because the amounts are estimated, the deductions and provisions may not fully reflect the final outcome, and such amounts are subject to change dependent upon, among other things, the type of purchasing organization, end consumer, and product sales mix.

Historically, our adjustments to estimates, to reflect the actual results or updated expectations, have not been material to our overall business. Product-specific rebates and chargebacks, however, can have a significant impact on individual product revenue growth trends year-over-year. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictions of our future experience, our results could be materially affected. The sensitivity of our estimates can vary by products, type of customer and geographic location.

Impairment of Goodwill and Intangible Assets

We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the assets’ carrying amount may not be recoverable. Goodwill and indefinite lived intangible assets are tested for impairment at least annually. As of March 31, 2020, we have ¥38,636 million of goodwill and ¥61,669 million of intangible assets which in the aggregate represent 26.1% of our total assets.

Intangible assets related to commercially marketed products are amortized using the straight-line method over the estimated useful life, which is based on contractual terms or terms estimated by management, ranging from 6 to 10 years. Intangible assets related to research and development are not amortized until the product is launched in specified markets. At that time, we will determine the useful life of the asset and begin amortization. Intangible assets related to trademarks acquired in conjunction with the acquisition of USL are determined to have an indefinite useful life based on a history of strong sales and cash flow performance of USL-branded products.

Assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount is estimated for each individual asset or at the larger cash-generating unit level when cash is generated in combination with other assets. Goodwill and trademarks acquired in conjunction with the acquisition of USL are allocated to cash-generating units, or groups of cash-generating units based on expected synergies as determined and the recoverable amount is estimated at the cash-generating unit level. Our cash-generating units are identified based on the smallest identifiable group of assets that generate independent cash inflows and are represented by the countries where we sell our products. The estimation of recoverable value requires us to make several assumptions including:

•	amount and timing of projected future cash flows;

•	behavior of competitors;

•	probability of obtaining regulatory approvals;

•	future tax rates;

•	terminal growth rate; and

•	discount rate.

Events that may result in the change in cash flows include research and development projects which are not successfully developed, and/or commercially marketed products whose value becomes impaired, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals. If these events were to occur, we may not realize the future cash flows that we have estimated nor recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project.

Due to changes in these assumptions in subsequent periods, we have recognized impairments and reversal of impairments related to intangible assets during the periods presented. See Note 14 to our consolidated financial statements that are included in this prospectus.

Result of Operations

The following table provides selected consolidated statements of income information for the years ended March 31, 2018, 2019 and 2020.

	For the fiscal year ended March 31,
	2018	2019	2020
	(Millions of yen)
Revenue	168,068	184,341	182,537
Cost of sales	(98,628)	(109,442)	(109,037)

Gross profit	69,440	74,899	73,500

Selling, general and administrative expenses	(32,731)	(32,380)	(33,375)
Research and development expenses	(14,533)	(16,671)	(13,487)
Other income	327	269	238
Other expenses	(294)	(319)	(83)

Operating profit	22,209	25,798	26,793

Finance income	160	421	295
Finance expenses	(2,118)	(553)	(591)

Profit before tax	20,251	25,666	26,497

Income tax expense	(6,140)	(5,939)	(6,720)

Profit for the year	14,111	19,727	19,777

Fiscal Year ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019

	For the fiscal year ended March 31,		Change versus previous year
	2019	2020
	(Millions of yen)
Revenue	184,341	182,537	(1,804)
Cost of sales	(109,442)	(109,037)	405

Gross profit	74,899	73,500	(1,399)

Selling, general and administrative expenses	(32,380)	(33,375)	(995)
Research and development expenses	(16,671)	(13,487)	3,184
Other income	269	238	(31)
Other expenses	(319)	(83)	236

Operating profit	25,798	26,793	995

Finance income	421	295	(126)
Finance expenses	(553)	(591)	(38)

Profit before tax	25,666	26,497	831

Income tax expense	(5,939)	(6,720)	(781)

Profit for the year	19,727	19,777	50

Revenue decreased by ¥1,804 million, or 1.0%, from ¥184,341 million for the fiscal year ended March 31, 2019 to ¥182,537 million for the fiscal year ended March 31, 2020. We generate revenue through the sale of our generic pharmaceutical products to our customers, which primarily consist of distributors, wholesalers, retailers and other pharmaceutical companies. Overall, we experienced a slight decrease in revenue mainly due to the negative effect of drug price revisions in Japan and intensifying competition from other generic drug manufacturers in the United States. See segment information below for additional details on the factors contributing to the decrease in revenue.

Geographic revenue information is as follows:

	For the fiscal year ended March 31,
	2019		2020
	(Millions of yen, except percentages)
Revenue:
Japan	144,098	78.2%	144,130	79.0%
United States	40,243	21.8%	38,407	21.0%

Total	184,341	100%	182,537	100%

Revenue related to the following products had the most significant impact on our results of operations.

	For the fiscal year ended March 31,
	2019	2020	Change versus previous year
	(Millions of yen, except for percentage)
Therapeutic Category:
Cardiovascular drugs
Japan Business	41,842	40,749	(1,093)	(2.6%)
U.S. Business	17,432	14,817	(2,615)	(15.0%)

Total	59,274	55,566	(3,708)	(6.3%)
Central nervous system drugs
Japan Business	12,241	14,267	2,026	16.6%
U.S. Business	17,277	17,389	112	0.6%

Total	29,518	31,656	2,138	7.2%
Gastro-intestinal drugs
Japan Business	21,659	19,733	(1,926)	(8.9%)
U.S. Business	80	252	172	215.0%

Total	21,739	19,985	(1,754)	(8.1%)
Blood/body fluid pharmaceutical products
Japan Business	15,756	15,538	(218)	(1.4%)
U.S. Business	—	—	—	N/A

Total	15,756	15,538	(218)	(1.4%)
Other metabolic drugs
Japan Business	10,448	9,863	(585)	(5.6%)
U.S. Business	—	—	—	N/A

Total	10,448	9,863	(585)	(5.6%)
Antibiotic drugs
Japan Business	7,831	7,704	(127)	(1.6%)
U.S. Business	293	356	63	21.9%

Total	8,124	8,060	(64)	(0.8%)
Antineoplastic agents
Japan Business	3,864	4,951	1,087	28.1%
U.S. Business	739	1,004	265	35.9%

Total	4,603	5,955	1,352	29.4%
Chemotherapeutic agents
Japan Business	5,899	5,328	(571)	(9.7%)
U.S. Business	—	—	—	N/A

Total	5,899	5,328	(571)	(9.7%)
Antiallergic drugs
Japan Business	5,467	5,244	(223)	(4.1%)
U.S. Business	—	—	—	N/A

Total	5,467	5,244	(223)	(4.1%)
Others
Japan Business	19,091	20,753	1,662	8.7%
U.S. Business	4,422	4,589	167	3.8%

Total	23,513	25,342	1,829	7.8%

Total Revenue	184,341	182,537	(1,804)	(1.0%)

Change in revenue attributable to products

The change in revenue was primarily attributable to the following products:

Cardiovascular drugs

Revenue from cardiovascular drugs decreased by 6.3% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue decreased by 2.6% as compared to the fiscal year ended March 31, 2019. Revenue from products, including Atorvastatin and Pravastatin, decreased ¥609 million in the fiscal year ended March 31, 2020 primarily due to the negative effect of drug price revisions.

In the U.S. Business segment, revenue decreased by 15% as compared to the fiscal year ended March 31, 2019. Revenue from Klor-Con, Midodrine and Prevalit decreased ¥2,079 million in the fiscal year ended March 31, 2020 due to intensified competition in the generic drug industry.

Central nervous system drugs

Revenue from central nervous system drugs increased by 7.2% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue increased by 16.6% as compared to the fiscal year ended March 31, 2019. This increase was primarily driven by the growth in sales of products which were brought to market in the fiscal years ended March 31, 2020, including Atomoxetine and Nalfurafine Hydrochloride OD. Revenue from those products, which were brought to market in the fiscal years ended March 31, 2018 and 2019, increased by ¥1,467 million in the fiscal year ended March 31, 2020.

In the U.S. Business segment, revenue increased by 0.6% as compared to the fiscal year ended March 31, 2019. This slight increase was mainly attributable to the growth from Tosymra™, Zembrace®Symtouch®, and Vigabatrin. USL acquired the licenses for Tosymra™ and Zembrace®Symtouch® from Dr. Reddy’s Laboratories in the fiscal year ended March 31, 2020. Revenue from these products contributed ¥1,371 million of revenue growth. Additionally, Vigabatrine, which was brought to market in the fiscal year ended March 31, 2019, contributed a ¥2,420 million of revenue growth in the fiscal year ended March 31, 2020. This increase was partially offset by a ¥2,860 million revenue decrease due to strong generic competition.

Gastro-intestinal drugs

Revenue from gastro-intestinal drugs decreased by 8.1% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue decreased by 8.9% as compared to the fiscal year ended March 31, 2019. Due to the negative effect of drug price revisions and the decrease in sales volume, revenue from existing products, including Lansoprazole, decreased by ¥1,305 million in the fiscal year ended March 31, 2020. Also, sales returns of Ecabet, which was discontinued in the fiscal year ended March 31, 2019, negatively impacted revenue by ¥236 million.

Blood/body fluid pharmaceutical products

Revenue from blood/body fluid pharmaceutical products decreased by 1.4% as compared to the fiscal year ended March 31, 2019. In the Japan Business segment, the revenue from Cilostazol decreased by ¥209 million due to the negative effect of drug price revisions in the fiscal year ended March 31, 2020. This decrease was partially offset by a ¥150 million increase in revenue of Limaprost Alfadex due to an increase in sales volume.

Other metabolic drugs

Revenue from other metabolic drugs decreased by 5.6% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from existing products including Voglibose OD decreased ¥484 million due to the negative effect of drug price revisions in the fiscal year ended March 31, 2020.

Antibiotic drugs

Revenue from antibiotic drugs decreased by 0.8% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, due to the negative effect of drug price revisions, revenue from antibiotic drugs decreased as a whole in the fiscal year ended March 31, 2020.

Antineoplastic agents

Revenue from antineoplastic agents increased by 29.4% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from Capecitabine increased ¥1,030 million in the fiscal year ended March 31, 2020. Capecitabine was launched in December 2018. The fiscal year ended March 31, 2020 was the first in which its revenue was reflected in our results of operations for a full year.

In the U.S. Business segment, revenue from recently launched products, including Bexarotene and Exemestane, increased ¥265 million in the fiscal year ended March 31, 2020.

Chemotherapeutic agents

Revenue from chemotherapeutic agents decreased by ¥571 million as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from Oseltamivir decreased ¥551 million due to the earlier ending of seasonal diseases in the fiscal year ended March 31, 2020. On the other hand, in the fiscal year ended March 31, 2019, there was strong demand caused by an influenza epidemic, which did not reoccur in the fiscal year ended March 31, 2020.

Antiallergic drugs

Revenue from antiallergic drugs decreased by 4.1% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, due to the negative effect of drug price revisions, revenue from antiallergic drugs decreased as a whole in the fiscal year ended March 31, 2020.

Others

Revenue from Others increased by 7.8% as compared to the fiscal year ended March 31, 2019.

Others mainly consist of respiratory organ agents and urogenital organ and anus drugs. Revenue from respiratory organ agents, including Carbocistein and Anbroxol, increased ¥356 million the fiscal year ended March 31, 2020 due to management efforts to maintain proper inventory levels and capture market demands for those drugs. In the Japan Business segment, revenue from urogenital organs and anus drugs, including Silodosin which was launched in June 2019, increased ¥146 million from the fiscal year ended March 31, 2019 due to an increase in sales volume. This increase was partially offset by a ¥219 million of decrease in Oxybutynin due to the intensified competition in the U.S. Business segment.

Other Statement of Income Items

Cost of sales and gross profit

Cost of sales decreased slightly by ¥405 million, or 0.4%, from ¥109,442 million for fiscal year ended March 31, 2019 to ¥109,037 for the fiscal year ended March 31, 2020. Gross profit margin decreased by 0.3% to 40.3% in the fiscal year ended March 31, 2020. Cost of sales consists primarily of cost of raw materials and supplies, labor and depreciation and amortization. This slight decrease in cost of sales was primarily due to the improvement in production efficiency. In the Japan Business segment, the cost of sales ratio, that is cost of sales as a percentage of revenue, decreased by 0.6% to 63.7% for the fiscal year ended March 31, 2020. On the other hand, in the U.S. Business segment, the cost of sales ratio increased by 3.2% to 44.7% for the fiscal year ended March 31, 2020. This increase was primarily due to the higher valuation loss on inventories due to drug price revisions recognized for the fiscal year ended March 31, 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses generally remained consistent at ¥32,380 million for the fiscal year ended March 31, 2019 and ¥33,375 million for the fiscal year ended March 31, 2020. Selling, general and administrative expenses include advertising and sales promotion expenses, employee related costs, and administrative costs, among others. In the Japan Business segment, selling, general and administrative expenses increased ¥994 million, or 5.1%, to ¥20,490 million. This increase was mainly attributable to an increase of ¥983 million in advertising and sales promotion expenses and an increase of ¥486 million in consulting, legal, tax and advisory services expenses. These expenses were higher in the fiscal year ended March 31, 2020 as compared to the fiscal year ended March 31, 2019, reflecting management’s decision to lower selling, general and administrative expenses in the fiscal year ended March 31, 2019. This increase was partially offset by a decrease of ¥278 million in temporary employee costs and ¥229 million in personnel costs that were due to the favorable impact of a natural decrease in the number of medical representatives in the fiscal year ended March 31, 2020. On the other hand, in the U.S. Business segment, selling, general and administrative expenses was largely consistent as compared to the fiscal year ended March 31, 2019, decreasing ¥35 million, or 0.2% to ¥12,894 million.

Research and development expenses

Research and development expenses decreased by ¥3,184 million, or 19.1%, to ¥13,487 million for the fiscal year ended March 31, 2020. Research and development expenses primarily consist of personnel costs, facility costs, depreciation of equipment and amortization of intangible assets. In the Japan Business segment, research and development expenses decreased ¥54 million to ¥7,551 million for the fiscal year ended March 31, 2020. In the U.S. Business segment, research and development expenses decreased ¥3,115 million to ¥5,952 million for the fiscal year ended March 31, 2020. This decrease was mainly due to the ¥2,448 million decrease in impairment loss, which was largely attributable to the significant impairment loss that was recorded in the fiscal year ended March 31, 2019. In the fiscal year ended March 31, 2019, an impairment of certain in-process research and development assets was recorded due to termination of those specific development projects; such loss did not reoccur in the fiscal year ended March 31, 2020. Also, personnel expenses related to research and development decreased compared to the fiscal year ended March 31, 2019 due to the reduction in the number of temporary employees related to certain delayed research and development projects.

Other income and other expenses

Other income decreased ¥31 million, or 11.5%, to ¥238 million for the fiscal year ended March 31, 2020. Other expenses decreased ¥236 million, or 74.0%, to ¥83 million for the fiscal year ended March 31, 2020.

The decrease in other expenses was primarily due to a decrease of ¥135 million in loss on retirement of tangible fixed assets incurred in the fiscal year ended March 31, 2019 in the Japan Business segment, which did not reoccur in the fiscal year ended March 31, 2020.

Operating profit

As a result of the above factors, operating profit increased ¥995 million, or 3.9%, from ¥25,798 million for the fiscal year ended March 31, 2019, to ¥26,793 million for the fiscal year ended March 31, 2020.

Finance income and finance expenses

Finance income decreased ¥126 million, or 29.9%, to ¥295 million for the fiscal year ended March 31, 2020, and finance expenses increased ¥38 million, or 6.9%, to ¥591 for the fiscal year ended March 31, 2020. The increase in finance income was primarily due to foreign exchange gain recognized on U.S. dollar denominated bank deposit incurred in the fiscal year ended March 31, 2019.

Profit before tax

As a result of the above factors, profit before tax increased ¥831 million, or 3.24%, from ¥25,666 million for the fiscal year ended March 31, 2019, to ¥26,497 million for the fiscal year ended March 31, 2020.

Income tax expenses

Income tax expenses increased ¥781 million, or 13.2%, from ¥5,939 million for the fiscal year ended March 31, 2019 to ¥6,720 million for the fiscal year ended March 31, 2020 primarily because profit before income taxes in both Japan and the United States increased for the fiscal year ended March 31, 2020.

Profit for the year

As a result of the above factors, profit for the year increased ¥50 million, or 0.3%, from ¥19,727 million for the fiscal year ended March 31, 2019 to ¥19,777 million for the fiscal year ended March 31, 2020.

Segment Results of Operations

Our consolidated operating profit amounted to ¥26,793 million for the fiscal year ended March 31, 2020 compared to ¥25,798 million for the fiscal year ended March 31, 2019, an increase of 3.9%. Operating profit exceeded the fiscal year ended March 31, 2019, despite a slight decline in revenue due to the business environment in both the Japan and U.S. Business segments for the fiscal year ended March 31, 2020.

As indicated in Note 4 to our consolidated financial statements that are included in this prospectus, we have two operating segments: the Japan Business segment and the U.S. Business segment.

The following table shows our operating profit by business segment for the fiscal year ended March 31, 2019 and 2020:

	For the fiscal year ended March 31,
	2019	2020	Change
	(Millions of yen, except percentages)
Operating profit:
Japan Business	24,230	24,401	0.7%
U.S. Business	1,569	2,388	52.2%

Japan Business

Operating profit for the Japan Business segment increased by 0.7%, from ¥24,230 million for the fiscal year ended March 31, 2019 to ¥24,401 million for the fiscal year ended March 31, 2020.

Our business environment in Japan has generally deteriorated in recent years due to the drug price revision and the saturated market condition in generic drugs. In October 2019, a special drug price revision due to the consumption tax rate hike in Japan was implemented. The negative effect of that special drug price revision in October 2019 and an earlier than expected ending of seasonal diseases in the fourth quarter of the fiscal year ended March 31, 2020 impacted our results in Japan. However, an increase in sales volume of those products launched in 2018 and 2019 positively impacted production volume and improved our factory operating rate. As a result, our cost of sales decreased, which mitigated the negative impact of the drug price revisions.

U.S. Business

Operating profit for the U.S. Business segment increased by 52.2%, from ¥1,569 million for the fiscal year ended March 31, 2019 to ¥2,388 million for the fiscal year ended March 31, 2020.

In the United States, generic drug prices continued to decline due to the significant consolidation of wholesale, pharmacy, and other distribution channels. Because of the consolidation, our customers have increased negotiation leverage, which has led to additional pricing pressure and price erosion. Also, the record-high number of drug approval applications by the U.S. Food and Drug Administration (FDA) has meant an increased number of drugs being brought to market, intensifying price competition. This has further contributed to the decline in generic drug prices.

Sales volume of the existing products was down as compared to the fiscal year ended March 31, 2019 due to the entry of competitors with similar drugs. New products launched during the fiscal year ended March 31, 2020, including Qudexy®, Tosymra™, and Zembrace®Symtouch® made steady progress, with revenue from such products being higher than expected. Also, impairment loss on intangible assets were lower during the fiscal year ended March 31, 2020 as the market size of the in-process research and development products did not decrease as much as we had expected and assumed in our projections. In addition, there were fewer number of terminated research and development products taking place in the fiscal year ended March 31, 2020. As a result, we secured positive growth in operating profit for the fiscal year ended March 31, 2020.

For the Fiscal Year ended March 31, 2019 compared with year ended March 31, 2018

	For the fiscal year ended March 31,		Change versus previous year
	2018	2019
	(Millions of yen)
Revenue	168,068	184,341	16,273
Cost of sales	(98,628)	(109,442)	(10,814)

Gross profit	69,440	74,899	5,459

Selling, general and administrative expenses	(32,731)	(32,380)	351
Research and development expenses	(14,533)	(16,671)	(2,138)
Other income	327	269	(58)
Other expenses	(294)	(319)	(25)

Operating profit	22,209	25,798	3,589

Finance income	160	421	261
Finance expenses	(2,118)	(553)	1,565

Profit before tax	20,251	25,666	5,415

Income taxes expenses	(6,140)	(5,939)	201

Profit for the year	14,111	19,727	5,616

Revenue increased ¥16,273 million, or 9.7%, to ¥184,341 million for the fiscal year ended March 31, 2019. Overall, we experienced strong revenue growth as a result of increase in sales of our core products in both the Japan and U.S. Business segments.

Geographic revenue information is as follows:

	For the fiscal year ended March 31,
	2018		2019
	(Millions of yen, except percentages)
Revenue:
Japan	134,720	80.2%	144,098	78.2%
Unites States	33,348	19.8%	40,243	21.8%

Total	168,068	100%	184,341	100%

Revenue related to the following products had the most significant impact on our results of operations.

	For the fiscal year ended March 31,
	2018	2019	Change versus previous year
	(Millions of yen, except for percentage)
Therapeutic Category:
Cardiovascular drugs
Japan Business	40,082	41,842	1,760	4.4%
U.S. Business	15,506	17,432	1,926	12.4%

Total	55,588	59,274	3,686	6.6%
Central nervous system drugs
Japan Business	9,717	12,241	2,524	26.0%
U.S. Business	11,873	17,277	5,404	45.5%

Total	21,590	29,518	7,928	36.7%

Gastro-intestinal drugs
Japan Business	21,720	21,659	(61)	(0.3%)
U.S. Business	—	80	80	N/A

Total	21,720	21,739	19	0.1%
Blood/body fluid pharmaceutical products
Japan Business	15,033	15,756	723	4.8%
U.S. Business	—	—	—	N/A

Total	15,033	15,756	723	4.8%
Other metabolic drugs
Japan Business	10,136	10,448	312	3.1%
U.S. Business	—	—	—	N/A

Total	10,136	10,448	312	3.1%
Antibiotic drugs
Japan Business	8,481	7,831	(650)	(7.7%)
U.S. Business	189	293	104	54.5%

Total	8,670	8,124	(546)	(6.3%)
Antineoplastic agents
Japan Business	3,647	3,864	217	6.0%
U.S. Business	118	739	621	526.3%

Total	3,765	4,603	838	22.3%
Chemotherapeutic agents
Japan Business	2,947	5,899	2,952	100.1%
U.S. Business	—	—	—	N/A

Total	2,947	5,899	2,952	100.1%
Antiallergic drugs
Japan Business	4,926	5,467	541	11.0%
U.S. Business	—	—	—	N/A

Total	4,926	5,467	541	11.0%

Others
Japan Business	18,031	19,091	1,060	5.9%
U.S. Business	5,662	4,422	(1,240)	(21.9%)

Total	23,693	23,513	(180)	(0.8%)

Total Revenue	168,068	184,341	16,273	9.7%

Change in revenue attributable to products

The change in revenue was primarily attributable to the following products:

Cardiovascular drugs

Revenue from cardiovascular drugs increased slightly by 6.6% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, growth from Rosuvastatin contributed to this increase. Rosuvastatin was launched in the latter part of the fiscal year ended March 31, 2018. The fiscal year ended March 31, 2019 was the first in which its revenue was reflected in our results of operations for a full year. Also, the generic substitution to some of the cardiovascular drugs launched in the fiscal year ended March 31, 2018, including Rosuvastatin, increased in the fiscal year ended March 31, 2019. This increase was partially offset by lower revenue from Atorvastatin and Candesartan due to the negative effect of drug price revisions.

In the U.S. Business segment, growth from Klor-Con contributed to this increase. Klor-Con was launched in the latter part of the fiscal year ended March 31, 2018. The fiscal year ended March 31, 2019 was the first in which its revenue was reflected in our results of operations for a full year.

Central nervous system drugs

Revenue from central nervous system drugs increased by 36.7% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, a growth in recently launched products, including Nalfurafine Hydrochloride OD and Lamotrigine, contributed to this increase. Revenue from those recently launched products increased ¥1,215 million in the fiscal year ended March 31, 2019 due to the market expansion in their respective therapeutic categories and further generic substitution.

In the U.S. Business segment, the increase was mainly attributable to growth in revenue of Qudexy®/Topiramate and Chlorpromazine as a result of the increase in sales volume and having no generic competitors in this market. Revenue from these increased ¥4,048 million in the fiscal year ended March 31, 2019.

Gastro-intestinal drugs

Revenue from gastro-intestinal drugs increased by 0.1% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, revenue from Lansoprazole decreased ¥403 million due to the negative effect of drug price revisions. This decrease was offset by growth in revenue from Ursodeoxycholic Acid and other drugs due to the expansion of market share.

In the U.S. Business segment, Atropione was brought to market in December 2018, which contributed to the slight increase in revenue.

Blood/body fluid pharmaceutical products

Revenue from blood/body fluid pharmaceutical products increased by 4.8% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, revenue from blood/body fluid pharmaceutical products, including Limaprost Alfadex, Clopidogrel and Ethyl icosapentate increased ¥1,008 million, due to the increase in sales volume and generic substitution. This increase was partially offset by a ¥174 million decrease of Cilostazol revenue due to the negative effect of drug price revisions.

Other metabolic drugs

Revenue from other metabolic drugs increased by 3.1% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, the increase was mainly due to the ¥638 million of revenue from Minodronic Acid and Miglitol OD. Minodronic Acid was brought to market in the fiscal year ended March 31, 2019; in addition, there was further generic substitution to Miglitol OD during that fiscal year. This decrease was partially offset by a ¥139 million decrease in revenue from Voglibose OD due to the negative effect of drug price revisions.

Antibiotics drugs

Revenue from antibiotic drugs decreased by 6.3% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, revenue from Yucion and Cefpodximem decreased ¥579 million. Both drugs were discontinued in the fiscal year ended March 31, 2019.

Antineoplastic agents

Revenue from antineoplastic agents increased by 22.3% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, revenue from Capecitabine contributed ¥267 million in revenue in the fiscal year ended March 31, 2019. Capecitabine was launched in December 2018.

In the U.S. Business segment, revenue from Bexarotene contributed ¥490 million in revenue in the fiscal year ended March 31, 2018. Bexarotene was launched in August 2018.

Chemotherapeutic agents

Revenue from chemotherapeutic agents increased by 100.1% as compared to the fiscal year ended March 31, 2018.

The increase was mainly driven by Oseltamivir, an exclusive product, which was brought to market in the fiscal year ended March 31, 2019. Because of the absence of generic competition and strong demand caused by the influenza epidemic, solid sales of Oseltamivir contributed ¥2,286 million to our revenue in the fiscal year ended March 31, 2019.

Antiallergic drugs

Revenue from antiallergic drugs increased by 11.0% as compared to the fiscal year ended March 31, 2018.

In the Japan Business segment, Bepotastine Besilate was brought to market in the fiscal year ended March 31, 2019 and contributed ¥120 million to the growth in revenue. Also, revenue from Montelkast increased ¥175 million in the fiscal year ended March 31, 2019 due to the increase in generic substitution.

Others

Revenue from Others decreased by 0.8% as compared to the fiscal year ended March 31, 2018.

Others mainly consist of respiratory organ agents and urogenital organ and anus drugs. Revenue from respiratory organ agents, including Carbocistein and Anbroxol, increased ¥935 million mainly due to the influenza epidemic for the fiscal year ended March 31, 2019. This increase was offset by the decrease in revenue from urogenital organ and anus drugs. Revenue from urogenital organ and anus drugs, including Potassium Citrate and Oxybutynin Chloride, decreased ¥1,156 million due to competition with other generic drugs in the fiscal year ended March 31, 2019.

Other Statement of Income Items

Cost of sales and gross profit

Cost of sales increased ¥10,814 million, or 11.0%, to ¥109,442 million for the fiscal year ended March 31, 2019. Gross profit margin decreased by 0.7% to 40.6% for the fiscal year ended March 31, 2019. In the Japan Business segment, the cost of sales ratio increased by 2.5% to 64.4% for the fiscal year ended March 31, 2019. This increase was mainly due to the increase in cost rate which was attributable to a temporary decline in the factory utilization rate. As part of management’s effort to maintain proper inventory amounts, we revised the production plan to reduce the factory utilization rate in the fiscal year ended March 31, 2019 based on sales forecasts.

On the other hand, in the U.S. Business segment, the cost of sales ratio decreased by 4.1% to 41.5% for the fiscal year ended March 31, 2019. This decrease was mainly due to a result of higher sales volume caused by the delayed entry of competitors and no unfavorable price adjustment.

Selling, general and administrative expenses

Selling, general and administrative expenses generally remained consistent at ¥32,731 million for the fiscal year ended March 31, 2018, and ¥32,380 million for the fiscal year ended March 31, 2019. In the Japan Business segment, selling, general and administrative expenses decreased ¥1,084 million, or 5.3%, to ¥19,495 million due to cost reduction efforts by management. This decrease was mainly due to a decrease of ¥631 million in advertising and sales promotion expenses and a decrease of ¥379 million in temporary employee expenses. On the other hand, in the U.S. Business segment, selling, general and administrative expenses increased ¥758 million, or 6.2% to ¥12,929 million. This increase was mainly due to an increase of amortization expense on intangible assets recorded in the USL acquisition.

Research and development expenses

Research and development expenses increased ¥2,138 million, or 14.7%, to ¥16,671 million for fiscal year ended March 31, 2019. In the Japan Business segment, Research and development expenses decreased ¥1,175 million to ¥7,605 million for the fiscal year ended March 31, 2019 primarily because certain product development projects were terminated in the fiscal year ended March 31, 2018. In the U.S. Business segment, research and development expenses increased ¥3,294 million to ¥9,067 million for the fiscal year ended March 31, 2019. This increase was mainly due to consolidation of a full year’s worth of research and development expenses at USL in the fiscal year ended March 31, 2019. Also, in-process research and development assets were reclassified to intangible assets associated with those marketed products and the related amortization expense was recorded in the fiscal year ended March 31, 2019. Additionally, an impairment of certain in-process research and development assets was recorded due to termination of development products in the fiscal year ended March 31, 2019.

Other income and other expenses

Other income decreased ¥58 million, or 17.7%, to ¥269 million for the fiscal year ended March 31, 2019. Other expenses increased ¥25 million, or 8.5%, to ¥319 million for the fiscal year ended March 31, 2019.

The decrease in other income was primarily due to a gain on sale of intangible assets in connection with the USL acquisition during the fiscal year ended March 31, 2018. The increase in other expenses was primarily due to a loss incurred on retirement of tangible fixed assets in the U.S. Business segment during the fiscal year ended March 31, 2019.

Operating profit

As a result of the above factors, operating profit increased ¥3,589 million, or 16.2%, from ¥22,209 million for the fiscal year ended March 31, 2018, to ¥25,798 million for the fiscal year ended March 31, 2019.

Finance income and finance expenses

Finance income increased ¥261 million, or 163.1%, to ¥421 million for the fiscal year ended March 31, 2019, and finance expenses decreased ¥1,565 million, or 73.9%, to ¥553 million for the fiscal year ended March 31, 2019. The increase in finance income was primarily due to the interest income earned on a money market account where excess funds with the U.S. Business segment was placed. The decrease in finance expenses was primarily due to the decrease in interest expense related to borrowings, which average balance also decreased in the fiscal year ended March 31, 2019, coupled with a decrease in foreign exchange loss recognized from forward exchange contracts related to the acquisition of USL in the fiscal year ended March 31, 2018.

Profit before tax

As a result of the above factors, profit before tax increased ¥5,415 million, or 26.7%, from ¥20,251 million for the fiscal year ended March 31, 2018, to ¥25,666 million for the fiscal year ended March 31, 2019.

Income tax expenses

Income tax expenses decreased ¥201 million, or 3.3%, from ¥6,140 million for the fiscal year ended March 31, 2018 to ¥5,939 million for the fiscal year ended March 31, 2019. In Japan, income tax expenses increased by ¥1,217 million from ¥5,025 million for the fiscal year ended March 31, 2018 to ¥6,242 million for the fiscal year ended March 31, 2019. The increase was primarily attributable to an increase in profit before income taxes by ¥3,887 million and a decrease in tax credits for research and development by ¥522 million. On the other hand, income tax expenses in the United States decreased by ¥1,418 million from ¥1,115 million of income tax expenses for the fiscal year ended March 31, 2018 to ¥303 million of income tax benefits for the fiscal year ended March 31, 2019. This decrease was due primarily to a reduction of the U.S. federal income tax rate by 14% which was effective from January 1, 2018 and a decrease in income taxes by ¥557 million as a result of a true-up of the prior year’s income taxes in the fiscal year ended March 31, 2019.

Profit for the year

As a result of the above factors, profit for the year increased ¥5,616 million, or 39.8%, from ¥14,111 million for the fiscal year ended March 31, 2018 to ¥19,727 million for the fiscal year ended March 31, 2019.

Segment Results of Operation

Our consolidated operating profit amounted to ¥25,798 million for the fiscal year ended March 31, 2019 compared to ¥22,209 million for the fiscal year ended March 31, 2018, an increase of 16.2%. Revenue and profit exceeded the fiscal year ended March 31, 2018 results and our forecasts. In both the Japan and U.S. Business segments, sales of major products grew steadily for the fiscal year ended March 31, 2019.

The following table shows our operating profit by Japan and U.S. Business segments for the fiscal year ended March 31, 2019 and 2018:

	For the fiscal year ended March 31,
	2018	2019	Change
	(Millions of yen, except percentages)
Operating profit:
Japan Business	21,903	24,230	10.6%
U.S. Business	303	1,569	417.8%

Japan Business

Operating profit for the Japan Business segment increased by 10.6%, from ¥21,903 million for the fiscal year ended March 31, 2018 to ¥24,230 million for the fiscal year ended March 31, 2019.

We experienced strong sales of our major products including Oseltamivir which was brought to market in recent years. Although the cost rate increased due to a temporary decline in the factory utilization rate to maintain proper inventory amounts, Operating profit for the Japan Business segment increased due to management efforts to reduce selling, general and administrative expenses, such as advertising and sales promotion expenses and personnel expenses related to medical representatives, as compared to the fiscal year ended March 31, 2018.

U.S. Business

Operating profit for the U.S. Business segment increased by 417.8%, from ¥303 million for the fiscal year ended March 31, 2018 to ¥1,569 million for the fiscal year ended March 31, 2019.

In the fiscal year ended March 31, 2018, the U.S. Business segment recorded expenses for a 10-month period with the USL acquisition. This factor was the main reason for the increase in operating profit for the U.S. Business segment in the fiscal year ended March 31, 2019.

We are subject to competition from other generic drug products manufacturers, which may result in termination of product development programs. Our product pipeline normally maintains an average of around 40 product development programs at any given time.

Liquidity and Capital Resources

Sources and Uses of Liquidity

Our liquidity requirements mainly relate to operating cash, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and dividends. Our operating cash requirements include cash outlays for sales and marketing expenses, research and development expenses, personnel and other general and administrative costs and raw material costs. Income tax payments also require significant cash outlays as well as working capital financing.

Our capital expenditures for tangible assets consist primarily of enhancing our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly capitalized development costs for the Japan Business segment, acquired manufacturing and sales license and patents of Tosymra™ and Zembrace®Symtouch® for the U.S. Business segment and software purchase expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated balance sheets, were ¥17,446 million, ¥8,692 million and ¥22,788 million for the fiscal years ended March 31, 2018, 2019, and 2020, respectively. As of March 31, 2020, we had contractual commitments for the acquisition of property, plant and equipment of ¥574 million.

Our dividend payments for the fiscal years ended March 31, 2018, 2019 and 2020 were ¥4,793 million, ¥5,691 million and ¥5,910 million, respectively. We intend to continue to return capital to shareholders using dividends at an annual level of ¥130 per share, consisting of interim and fiscal year-end dividends of ¥65 per share.

We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2020, we have ¥25 million of interest due within one year and ¥4,464 million of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”

Our sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing. We monitor and adjust the amount of foreign cash based on projected cash flow requirements.

As of March 31, 2020, we held ¥56,082 million in cash and cash equivalents on hand. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.

Consolidated Cash Flows

The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2018, 2019 and 2020:

	For the fiscal year ended March 31,
	2018	2019	2020
	(Millions of yen)
Net cash from operating activities	28,472	42,924	30,256
Net cash used in investing activities	(127,900)	(16,820)	(18,173)
Net cash from (used in) financing activities	108,597	(9,513)	(12,747)

Net increase (decrease) in cash and cash equivalents	9,169	16,591	(664)
Cash and cash equivalents at the beginning of the year	30,771	39,992	57,067
Effects of exchange rate changes on cash and cash equivalents	52	484	(321)

Cash and cash equivalents at the end of the year	39,992	57,067	56,082

Fiscal Year Ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019

Net cash from operating activities was ¥30,256 million for the fiscal year ended March 31, 2020 compared to ¥42,924 million for the fiscal year ended March 31, 2019. The decrease of ¥12,668 million was driven by a ¥14,384 million rise in inventories associated with products (especially Oseltamivir) and raw materials. The increase in inventory was attributable to the management’s efforts to maintain proper inventory levels and capture market demands for those products. This decrease was partially offset by an increase which reflects the timing of receipts from customers and payments to vendors in the ordinary course of business. In addition, the impairment loss for intangible assets associated with USL decreased by ¥2,448 million as compared to the fiscal year ended March 31, 2019.

Net cash used in investing activities was ¥18,173 million for the fiscal year ended March 31, 2020 compared to ¥16,820 million for the fiscal year ended March 31, 2019. This slight increase in net cash used in investment activities was primarily attributable to ¥9,219 million of cash used for the acquisition of intangible assets related to Tosymra™ and Zembrace®Symtouch® (Central nervous system drugs) in the fiscal year ended March 31, 2020. This increase was partially offset by a decrease in investment activities related to property, plant and equipment. Additionally, in the fiscal year ended March 31, 2019, additional consideration relating to the USL acquisition was paid, which did not reoccur in the fiscal year ended March 31, 2020.

Net cash used in financing activities was ¥12,747 million for the fiscal year ended March 31, 2020 compared to net cash used in financing activities of ¥9,513 for the fiscal year ended March 31, 2019. The increase was due to the effect of the adoption of IFRS16, where certain lease payments are recorded in financing activities on and after April 1, 2019.

Fiscal Year Ended March 31, 2019 compared with the Fiscal Year Ended March 31, 2018

Net cash flow from operating activities was ¥42,924 million for the fiscal year ended March 31, 2019 compared to ¥28,472 million for the fiscal year ended March 31, 2018. The increase of ¥14,452 million reflects an increase in net cash generated from net income, and the timing of receipts from customers and payments to vendors in the ordinary course of business. This increase was partially offset by the increase in income tax paid in the fiscal year ended March 31, 2019.

Net cash used in investing activities was ¥16,820 million for the fiscal year ended March 31, 2019 compared to ¥127,900 million for the fiscal year ended March 31, 2018. This decrease was primarily attributable to ¥111,195 million in consideration paid for the acquisition of USL in the fiscal year ended March 31, 2018.

Net cash used in financing activities was ¥9,513 million for the fiscal year ended March 31, 2019 compared to net cash from financing activities of ¥108,597 million for the fiscal year ended March 31, 2018. This was primarily the result of ¥5,691 million of dividend payments and ¥4,718 million of repayments of long-term loans in the fiscal year ended March 31, 2019, compared to ¥60,000 million of proceeds from long-term loans, ¥27,866 million of proceeds from issuance of stocks, and ¥23,688 million of proceeds from the sale of shares of a subsidiary in the fiscal year ended March 31, 2018.

Borrowings and Financial Obligations

Our total bonds and borrowings are ¥75,023 million as of March 31, 2020. These borrowings include unsecured bonds and senior notes issued by us in prior years and borrowings obtained to fund a portion of the USL acquisition. Our borrowings are not exposed to seasonality.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2019 and 2020.

Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of March 31, 2020:

	Total contractual amount	Less than one year	One to three Years	Three to five years	More than five years
	(Millions of yen)
Bonds and borrowings
Borrowings	55,316	4,489	6,980	6,261	37,586
Bonds	20,149	10,080	10,069	—	—
Refund liabilities	7,989	7,989	—	—	—
Commitment to acquire property, plant and equipment	574	574	—	—	—
Liabilities associated with deferred fixed payments for separately acquired intangible assets	3,265	762	2,503	—	—
Lease obligations	5,762	2,187	1,493	828	1,254

	93,055	26,081	21,045	7,089	38,840

Quantitative and Qualitative Disclosure About Market Risk

In the ordinary course of business, we are exposed to foreign exchange risk, interest rate risk and stock price risk. Please refer to Note 23 to our consolidated financial statements that are included in this prospectus.

DIRECTORS OF SGH FOLLOWING THE SHARE TRANSFER

The maximum number of directors on our board of directors is twelve (12). The maximum number of directors on SGH’s board of directors will also be twelve (12).

As of the date of this preliminary prospectus, no further decisions have been made about the board composition of SGH after the Share Transfer. Sawai Pharmaceutical currently expects that the senior management positions or roles at SGH will be largely consistent with those currently in place at Sawai Pharmaceutical, and that SGH senior management immediately after the Share Transfer will be largely the same as Sawai Pharmaceutical’s senior management immediately before the Share Transfer. However, what management positions, if any, that the persons listed below will serve in at SGH will not be decided until the extraordinary general meeting of Sawai Pharmaceutical shareholders at which shareholders will vote on the Share Transfer Plan. In addition, Sawai Pharmaceutical has not decided whether any individual, other than the persons listed below, will serve as an executive officer (within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended) of SGH.

The following provides information about those individuals, including current members of the board of directors and management of Sawai Pharmaceutical, who are expected to serve in the capacities indicated for SGH.

Name	Proposed Position at SGH	Date of Birth	Number of Sawai Pharmaceutical Shares of Common Stock Owned as of September 30, 2020	Percentage of Outstanding Shares of Common Stock as of September 30, 2020 Owned
Mitsuo Sawai	Director	September 28, 1956	948,200	2.17
Kenzo Sawai	Director	May 26, 1968	854,000	1.95
Kazuhiko Sueyoshi	Director	September 19, 1957	1,500	*
Toru Terashima	Director	August 7, 1959	800	*
Masatoshi Ohara	Director	April 25, 1951	200	*
Nawomi Todo	Director	September 17, 1959	500	*

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of Sawai Pharmaceutical.

Mitsuo Sawai joined Sawai Pharmaceutical in January 1989 after having worked for Kyowa Hakko Kogyo Co., Ltd. (currently Kyowa Kirin Co., Ltd.) for approximately seven years. In Sawai Pharmaceutical, he has served in various capacities such as Director, Deputy Vice President of Sales Division, and General Manager of Sales Planning Department; Managing Director and Senior Managing Director and Vice President of Sales Division; and President and Representative Director. Since June 2020, he has served as the Chairman and Representative Director.

Kenzo Sawai joined Sawai Pharmaceutical in April 2001 after having worked for Sumitomo Pharmaceuticals Co., Ltd., which is currently Sumitomo Dainippon Pharma Co., Ltd. for approximately six years. In Sawai Pharmaceutical, he has served in various capacities such as Director and Vice President of Corporate Strategy Department; Senior Executive Officer and Deputy Vice President of Sales Division; Senior Managing Executive Officer and Supervisor of Sales Division; and Supervisor of Research & Development Division. He has also served as the Chairman of the Board of USL. Since June 2020, he has served as the President and Representative Director. Mitsuo Sawai is the husband of his cousin.

Kazuhiko Sueyoshi joined Sawai Pharmaceutical in April 2012 after having worked for The Sumitomo Bank, Limited, which is currently Sumitomo Mitsui Banking Corporation, for more than thirty years. In Sawai

Pharmaceutical, he has served in various capacities such as General Manager of Controller Department, Executive Officer and Deputy Vice President of Corporate Administration Division. At affiliates of Sawai Pharmaceutical, he has also served as the Executive Administration of USL. Since June 2018, he has served as the Director, Senior Executive Officer and Vice President of Corporate Administration Division of Sawai Pharmaceutical as well as a Director of Medisa Shinyaku Inc. and a Director of Kaken Shoyaku Co., Ltd., both of which are affiliates of Sawai Pharmaceutical.

Toru Terashima joined Sawai Pharmaceutical in January 2016 after having worked for Sumitomo Chemical Company, Limited, and Sumitomo Pharmaceuticals Co., Ltd., which is currently Sumitomo Dainippon Pharma Co., Ltd., for more than thirty years. In Sawai Pharmaceutical, he has served in various capacities such as Corporate Officer and Executive Officer. Since June 2019, he has served as the Director, Senior Executive Officer and Vice President of Reliability Assurance Division.

Masatoshi Ohara is an attorney admitted to practice law both in Japan, specifically as an attorney admitted as a member of the Osaka Bar Association, and the state of New York. In April 1979, he joined Kikkawa Sogo Law Offices, which is currently Kikkawa Law Offices, where he made partner in January 1988. He was appointed as a member of the Board of Directors of the Kinki Federation of Bar Associations. He was also appointed as the President of the Osaka Bar Association and the Vice President of the Japan Federation of Bar Associations. Since June 2019, he has served as an outside director of Sawai Pharmaceutical. Outside Sawai Pharmaceutical, he concurrently serves as an outside director of TEIJIN FRONTIER CO., LTD.

Nawomi Todo obtained a medical license in June 1984 and served as a staff doctor at Osaka University Hospital, Osaka Police Hospital (Association of Osaka Police Foundation), and Nissay Hospital, which is currently Nippon Life Hospital. Since January 2002, she has served as a staff doctor at Osaka-tetsusho Health Insurance Society. She also obtained a Certified Occupational Physician Qualification from the Japan Medical Association in January 2007. Since 2015, she has served as an outside director of Sawai Pharmaceutical.

As of September 30, 2020, certain of the individuals named above held stock acquisition rights that we issued. Each stock acquisition right gives the holder the right to purchase two hundred (200) shares or, in the case of the 2nd Stock Acquisition Rights, one hundred (100) shares, of our common stock. The stock acquisition rights, except for the 2nd Stock Acquisition Rights, are exercisable within ten (10) days from the day immediately following the date of the holder’s termination of service as either a director or executive officer. The 2nd Stock Acquisition Rights are exercisable at any time between August 8, 2017 and August 31, 2021 so long as (i) the holder is a director, executive officer or employee of Sawai Pharmaceutical at the time of exercising the right, (ii) the holder who is a director or executive officer terminates his or her service in such respective position upon expiration of the term or the holder who is an employee retires based on the applicable age limit, or (iii) otherwise our board of directors considers that there is a due reason to allow the holder to exercise his or her 2nd Stock Acquisition Rights.

The name of the stock acquisition rights, the expiration date and the aggregate number of the stock acquisition rights held by the individuals named above as of September 30, 2020 are as follows:

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of stock acquisition rights held
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2013	July 10, 2043	1	10
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2014	August 11, 2044	1	8
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2015	July 10, 2045	1	8

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of stock acquisition rights held
2nd Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2015	August 31, 2021	7,716	35
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2016	July 12, 2046	1	8
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2017	July 12, 2047	1	10
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2018	July 11, 2048	1	14
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2019	July 10, 2049	1	33
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2020	July 8, 2050	1	33

New stock acquisition rights of SGH will be exchanged for each of our existing stock acquisition rights.

Director Compensation

The aggregate amount of remuneration, including bonuses, for the year ended March 31, 2020 paid by us and our respective subsidiaries to the persons named above for services in all capacities to us and our subsidiaries during the year ended March 31, 2020 was approximately 281 million yen.

Related Party Transactions

Since April 1, 2017, there are no related party transactions with respect to the six individuals listed above.

SHAREHOLDERS

Major Shareholders

Under the Financial Instruments and Exchange Act of Japan, or FIEA, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Our major shareholders of common stock have the same voting rights as other holders of common stock. To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

The following table provides information regarding shareholders appearing on our register of shareholders as of September 30, 2020 that held 5% or more of our outstanding common stock:

Name	Number of shares owned	Percentage of outstanding shares owned
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*[1]	3,282	7.50
Custody Bank of Japan, Ltd. (Trust Account)*[1]	2,595	5.93

*1

We understand that The Master Trust Bank of Japan, Ltd. and Custody Bank of Japan, Ltd. are not the beneficial owner of our common stock. The shares of common stock are held in trust accounts, which do not disclose the names of beneficiaries.

As of September 30, 2020, we have received from the following entities reports on changes in substantial shareholding pursuant to the Financial Instruments and Exchange Law, indicating that such entities own the number of Sawai Pharmaceutical common stock set forth below. We are unable to confirm the number of shares actually owned by such shareholders.

Name	Number of shares owned	Percentage of outstanding shares owned*[1]
	(Thousands of shares)
LSV Asset Management*[2]	2,214	5.06

*1	Based on the number of shares of Sawai Pharmaceutical common stock outstanding as of September 30, 2020.
*2	The report, dated May 28, 2019, indicated that this entity owned the number of shares of our common stock set forth above as of May 22, 2019.

Based on the information regarding the ten largest shareholders of record as of September 30, 2020, which is the latest such information available, if the record ownership by those shareholders remains unchanged through the date of the Share Transfer, the following would provide relevant information regarding shareholders that would hold 5% or more of SGH’s outstanding common stock immediately after the Share Transfer:

Name	Number of SGH shares immediately following the Share Transfer	Percentage of outstanding SGH shares Immediately following the Share Transfer
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*[1]	3,282	7.50
Custody Bank of Japan, Ltd. (Trust Account)*[1]	2,595	5.93

*1

Sawai Pharmaceutical understands that The Master Trust Bank of Japan, Ltd. and Custody Bank of Japan, Ltd. are not the beneficial owners of shares of Sawai Pharmaceutical common stock. The shares of such common stock are held in trust accounts, which do not disclose the names of beneficiaries.

U.S. Shareholders

According to our register of shareholders as of September 30, 2020, there were 119 record holders of shares of our common stock who were resident in the United States. Such record shareholders owned 16.1% of the outstanding shares of our common stock as of September 30, 2020. Because some shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

DESCRIPTION OF SGH’S COMMON STOCK

The following information relates to the shares of SGH’s common stock, including summaries of certain provisions of its proposed articles of incorporation and share handling regulations, the Companies Act of Japan, and the Act on Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

General

SGH will be a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of SGH will be as provided in its articles of incorporation and consist of 77,600,000 shares of common stock immediately after the effectiveness of the Share Transfer.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Act. SGH’s common shares, which are expected to be listed on the Tokyo Stock Exchange, will also be subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements of the Book-Entry Act can open accounts directly at JASDEC.

Under the Book-Entry Act, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in SGH’s register of shareholders, except in limited circumstances. Under the clearing system, SGH is expected to generally make such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with SGH’s transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of SGH will be required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to SGH’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from SGH to non-resident shareholders will be delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the proposed articles of incorporation of SGH and the Companies Act, SGH may:

by resolution of a general meeting of shareholders of SGH:

•	distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year; and

•	distribute dividends in cash and/or in kind to shareholders as of a record date to be fixed for such distribution from time to time, and by resolution of board of directors of SGH:

•	distribute interim dividends in cash and/or in kind to shareholders of record as of September 30 of each year.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, SGH may grant its shareholders the right to require SGH to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under the proposed articles of incorporation of SGH, SGH is not obligated to pay any annual and interim dividends in cash that remain unclaimed for a period of three (3) years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, SGH must, until the aggregate amount of its capital reserve and earned reserve reaches one quarter of its stated capital, set aside in its capital reserve and/or earned reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital reserve and earned reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that our net assets are not less than 3 million yen, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice of Japan, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

less the sum of:

(c) the book value of treasury stock;

(d) in the event that we disposed of treasury stock after the end of the last fiscal year, the amount of consideration that we received for such treasury stock;

(e) in the event described in (b), the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of its stated capital, capital reserve, earned reserve and other capital surplus, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings surplus at the end of the last fiscal year;

(ii) in the event that we disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(iii) in the event that we reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital reserve and/or earned reserve (if any); and

(iv) in the event that capital reserve and/or earned reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that we canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that we distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would have been distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital reserve, earned reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that we paid dividends after the end of the last fiscal year, the amount set aside in our capital reserve and/or earned reserve;

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share transfer in which we acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share transfer in which we acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split or share transfer, less the amount of its other capital surplus before such merger, corporate split or share transfer, and (ii) the amount of its other retained earnings surplus after such merger, corporate split or share transfer, less the amount of its other retained earnings surplus before such merger, corporate split or share transfer; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital reserve. SGH may generally reduce capital reserve and/or earned reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. SGH may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital reserve or earned reserve by resolution of a general meeting of shareholders, subject to certain restrictions. SGH may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, SGH may transfer such amounts in the whole or in part to capital reserve or earned reserve.

Share Splits

SGH may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as SGH’s only class of outstanding shares is common stock, SGH may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by shareholders of SGH at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

SGH may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. SGH must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, SGH must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one, SGH must give public notice at least twenty (20) days prior to the effective date, and any of its shareholders (i) who, being entitled to vote at a general meeting of shareholders, notifies SGH prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that SGH purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by shareholders of SGH at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the proposed articles of incorporation of SGH and the Companies Act, 100 shares of common stock constitute one unit. Shareholders who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

Shareholder who holds shares constituting less than one unit may at any time demand that SGH purchase its shares of less than one unit. The price at which shares constituting less than one unit will be purchased by SGH pursuant to such a demand will be equal to (a) the closing price of SGH’s shares reported by the Tokyo Stock Exchange on the day when the demand is received by SGH’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to SGH through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of SGH’s shareholders is held within three months after the end of the last fiscal year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of the total voting rights of SGH for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total voting rights of SGH for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to SGH’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom SGH may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the proposed articles of incorporation of SGH, the resolution of a meeting of shareholders must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting having no quorum requirement other than (a) for matters relating to appointment of directors and audit & supervisory board members, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented and (b) for matters provided under Article 309, Paragraph 2 of the Companies Act, which must be passed by an affirmative vote of at least two-thirds of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented.

Examples of resolutions that are subject to (b) above are as follows:

(a) any amendment to SGH’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b) a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c) a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d) the transfer of all or a substantial part of SGH’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e) the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f) a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g) a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to certain exceptions under which a shareholders’ resolution is not required;

(h) any issuance of new shares or transfer of existing shares held by SGH as treasury shares at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i) any acquisition by SGH of its own shares from specific persons other than SGH’s subsidiaries;

(j) a share consolidation; or

(k) the removal of an audit & supervisory board member.

Liquidation Rights

In the event of liquidation, SGH’s assets remaining after payment of all debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

SGH may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in its articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of a majority of the total voting rights is present or represented, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than fifty percent (50%) of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent (10%) of the voting rights of all shareholders notify SGH of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless the financial condition of SGH is extremely severe and there is an urgent necessity for SGH’s business continuity. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of SGH will have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in item (h) of “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

SGH may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, SGH will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in item (h) of “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in the register of SGH’s shareholders will be made by SGH upon the receipt of the general shareholders notification given to SGH by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, SGH will register the names, addresses and other information of shareholders in its register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Act such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in the register of SGH’s shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Act, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Act.

Record Date

Under the proposed articles of incorporation of SGH, March 31 is the record date for its year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for its interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, SGH may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Act, JASDEC is required to promptly give SGH notice of the names and addresses of SGH’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase of SGH Common Stock

SGH may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of board of directors of SGH;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of board of directors of SGH.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by SGH may not exceed the amount that SGH may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

SGH’s transfer agent, expected to be set out in the share handling regulations of SGH, will be Sumitomo Mitsui Trust Bank, Limited. The transfer agent will maintain the register of SGH’s shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than five percent (5%) of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of an appropriate local finance bureau, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent (1%) or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

JAPANESE FOREIGN EXCHANGE AND CERTAIN OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by us and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell our shares outside Japan. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor. Potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights thereunder by consulting their own advisors. Failure to comply with the Foreign Exchange Regulations may result in administrative orders directing the shareholder to dispose of the shares of the Japanese company in question or criminal sanctions which could extend to imprisonment and/or a fine.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•

corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•

corporations (i) not less than fifty percent (50%) of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents; or

•

general partnerships or limited partnerships under Japanese law or any similar partnerships under non-Japanese laws, where either (i) not less than fifty percent (50%) of the capital contributions to those entities are made by individuals who are Exchange Non-Residents or certain other foreign investors, or (ii) a majority of the general partners of which are individuals who are Exchange Non-Residents or certain other foreign investors.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is 100 million yen or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment in Shares of Listed Corporations

Inward Direct Investment

If a Foreign Investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange, such as shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the Foreign Investor, in combination with any existing holdings and holdings of its closely-related persons, directly or indirectly holds one percent (1%) or more of (i) the issued shares or (ii) the total voting rights of the relevant company (shares and voting rights of the relevant company to be acquired are referred to as the “Inward Direct Investment Shares”), such acquisition constitutes an “inward direct investment” under the Foreign Exchange Regulations.

Prior Notification

Where a Foreign Investor intends to acquire the Inward Direct Investment Shares, and any of the business conducted by the investee Japanese company falls within any business sectors designated under the Foreign Exchange Regulations (Shitei-Gyoshu) (this is our case), in principle, a notification of the acquisition must be made to the Minister of Finance in advance and any other competent Ministers having jurisdiction over that Japanese company including, in our case, the MHLW.

If such notification is made, the proposed acquisition cannot be consummated until thirty days have passed after the date of such notification (this period is referred to as the “Screening Period”); provided, however, that the Screening Period will be shortened to two weeks unless any of the relevant Ministers finds it necessary to check whether the proposed acquisition should be restricted from the viewpoint of national security or certain other factors. If the relevant Ministers find it necessary to check whether the proposed acquisition should be restricted, the Ministers may extend the Screening Period for up to five months, and the Ministers may eventually recommend any modifications to, or abandonment of, the proposed acquisition if necessary from the viewpoint of national security or certain other factors. If the Foreign Investor does not accept any of the recommendations, the relevant Ministers may order that the proposed acquisition be modified or abandoned.

In addition, certain other activities of a Foreign Investor, such as (i) voting for appointment of himself/herself or a person related thereto as a director or corporate auditor of a company conducting a designated business and (ii) proposing and voting for transfer or abolishment of any designated business also constitute “inward direct investments” and, as a result, are subject to the prior notification requirements under the Foreign Exchange Regulations.

Exemption from Prior Notification

Irrespective of the foregoing, where any of the business conducted by the investee Japanese company falls within any designated business sector (Shitei-Gyoshu) other than core business sectors (Core-Gyoshu) specified in the Foreign Exchange Regulations, a Foreign Investor (including a foreign financial institution) who complies with the following conditions (a) through (c) is not required to make a prior notification upon his/her acquisition of the Inward Direct Investment, as an exemption from prior notification requirements is applicable:

(a)	the Foreign Investor and its closely-related persons will not become board members of the Japanese company;

(b)	the Foreign Investor will not propose the transfer or disposition of the Japanese company’s business activities in the designated business sectors to or at the general meeting of shareholders; and

(c)	the Foreign Investor will not access non-public information about the Japanese company’s technology relating to business activities in the designated business sectors.

This exemption is not applicable to certain types of Foreign Investors (for example, a Foreign Investor with a certain record of sanctions due to violation of the Foreign Exchange Regulations, or state-owned enterprises), and such Foreign Investors must file the prior notification set forth above.

Effective on July 15, 2020, the Foreign Exchange Regulations were amended in order to include businesses manufacturing pharmaceuticals for infection in the core business sectors. As the result, a Foreign Investor who invests in Japanese companies conducting such business, including us (other than the foreign financial institutions specified in the Foreign Exchange Regulations and complying with the conditions for exemption mentioned from (a) through (c) above) will be required to make a prior notification; provided, however, that if such Foreign Investor (i) acquires less than ten percent (10%) of the Inward Direct Investment Shares (consisting of the aggregate amount of any existing holdings and holdings of its closely-related persons) of such Japanese company, and (ii) satisfies the following conditions in addition to conditions (a) to (c) set forth in “—Exemption from Prior Notification” above, a prior notification will not be required:

(x)	such Foreign Investor will not attend the Japanese company’s board of directors or executive committees that make important decisions in business activities in core business sectors; and

(y)

such Foreign Investor will not make any written proposals to the Japanese company’s board of directors or executive committees or their members that they take any actions, or that they respond to certain questions, within a certain period of time in connection with business activities in core business sectors.

Post Transaction Report

A Foreign Investor who has made a prior notification mentioned above must file a post transaction report (the “Post Transaction Report”) with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within forty-five (45) days after his/her acquisition of the Inward Direct Investment Shares.

A Foreign Investor who acquires the Inward Direct Investment Shares in reliance on an exemption from prior notification must generally speaking file a Post Transaction Report within forty-five (45) days after such acquisition if his/her holding of shares and the holdings of his/her closely-related persons reaches in the aggregate:

(i)	1% for the first time;

(ii)	3% for the first time; and

(iii)	10% or more for each acquisition.

provided, however, that foreign financial institutions specified in the Foreign Exchange Regulations are only required to file a Post Transaction Report for (iii) above.

Foreign Investors acquiring Inward Direct Investment Shares by way of a stock split are not subject to these notification requirements.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the Share Transfer, shareholders of Sawai Pharmaceutical will become shareholders of SGH. Sawai Pharmaceutical is a joint stock corporation organized under the laws of Japan and its common stock is listed on the Tokyo Stock Exchange in Japan. SGH will be a joint stock corporation organized under the laws of Japan and its common stock is expected to be listed on the Tokyo Stock Exchange in Japan upon the consummation of the Share Transfer subject to the approval of Sawai Pharmaceutical’s shareholders. The descriptions of the attributes of shares of common stock in the articles of incorporation of Sawai Pharmaceutical and the articles of incorporation of SGH are expected to be substantially similar. As a result, there are no material differences in the legal rights of holders of Sawai Pharmaceutical’s common stock as compared to that of SGH’s common stock.

TAXATION

You are urged to consult your own tax advisor regarding the U.S. federal, state and local, the Japanese and other tax consequences of the Share Transfer and of owning and disposing of SGH’s shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. federal income tax consequences of the Share Transfer below, the term “Treaty” refers to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” refers to any beneficial owner of shares of Sawai Pharmaceutical’s common stock that either receives shares of SGH’s common stock pursuant to the Share Transfer or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” refers to a U.S. Holder that (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of SGH’s common stock are effectively connected or (b) of which shares of SGH’s common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of SGH’s common stock.

Japanese Tax Consequences

The following is a summary of the principal Japanese tax consequences of the Share Transfer and the ownership of SGH’s shares to non-resident holders who hold shares of our common stock and ultimately of SGH’s common stock on the assumption that the shares of SGH will be listed on stock exchanges as scheduled. The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis.

This summary is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of SGH’s shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

A “non-resident holder” means a holder of our common stock or SGH’s common stock, as the case may be, who holds such stock as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan.

Exchange of Our Common Stock for SGH’s Common Stock

In the opinion of our Japanese counsel, Oh-Ebashi LPC & Partners, the Share Transfer is expected to be accomplished as a “qualified share transfer (tekikaku-kabusiki-iten),” which is a tax-free transaction for Japanese tax purposes. Therefore, a non-resident holder will not recognize any income or gain for Japanese tax purposes upon the exchange of our shares it holds for SGH’s shares in the Share Transfer, except with respect to cash payments of the sale price from us as a result of their exercise of dissenters’ appraisal rights. As long as our common shareholders receive only SGH’s common stock in exchange for our common stock they hold in the Share Transfer, they will not recognize any gain for Japanese tax purposes. If they receive any cash payments of the sale price from us as a result of their exercise of dissenters’ rights, such cash is deemed to be sales proceeds for such shares dissented pursuant to the provisions of the Companies Act of Japan and, consequently, dissenting shareholders may recognize capital gains for Japanese tax purposes depending on their respective tax basis for our common stock purchased by us as a result of their exercise of dissenters’ appraisal rights. However, non-resident holders are generally not subject to Japanese taxation with respect to such gains derived from any stock of Japanese corporation. A U.S. Holder (as defined below) that is entitled to benefits under the Tax Convention (as defined below) is generally exempt from Japanese taxation, if any, on such gains.

Ownership and Disposition of SGH’s Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by us. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 15% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock and shares of SGH’s stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned withholding tax rate is reduced to (a) 15.315% for dividends to be paid before December 31, 2037 and (b) 15% for dividends to be paid thereafter.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, and 10% under the income tax treaties with Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Qatar, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor generally is limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by us to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of our common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Neither we nor SGH assumes any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of SGH’s common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of SGH’s common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of SGH’s common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the Share Transfer and of owning SGH’s common stock following the Share Transfer. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to us. The discussion is applicable to a U.S. Holder that has held shares of our common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of common stock of SGH as capital assets following the Share Transfer.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of SGH’s common stock or our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the voting shares of SGH;

•	holders of SGH’s stock acquisition rights;

•	persons who received their shares of SGH’s common stock upon the exercise of stock acquisition rights or otherwise as compensation for services;

•

except as specifically described below, U.S. Holders of shares of SGH’s common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of SGH immediately after the Share Transfer or the integrated transaction, as discussed below (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither we nor SGH has requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences of the Share Transfer or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Japanese Tax Consequences—Ownership and Disposition of SGH’s Shares”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, alternative minimum tax consequences or the consequences related to the Medicare tax on net investment income. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Share Transfer and the ownership or disposition of shares of SGH’s common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock and will hold shares of SGH’s common stock after the Share Transfer, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal tax treatment of the Share Transfer and of holding shares of SGH’s common stock.

The Share Transfer

The Share Transfer has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Sawai Pharmaceutical and SGH have no obligation to structure the Share Transfer in a manner that is tax-free to U.S. Holders. However, it is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Sawai Pharmaceutical, that, as the Share Transfer is structured, it is more likely than not that the Share Transfer will qualify as a tax-free exchange described in Section 351 of the Code. Neither Sawai Pharmaceutical nor SGH has obtained or will obtain a ruling from the IRS that the Share Transfer will qualify as a tax-free exchange pursuant to Section 351 of the Code, and there can be no assurance that the IRS will not successfully challenge this position. The following sections describe the U.S. federal income tax consequences that will be applicable to a U.S. Holder (i) if the Share Transfer qualifies as a tax-free exchange and (ii) if the Share Transfer does not qualify as a tax-free exchange.

Share Transfer Qualifies as a Tax-Free Exchange

If the Share Transfer qualifies as a tax-free exchange described in Section 351 of the Code, a U.S. Holder that exchanges its shares of Sawai Pharmaceutical common stock for shares of SGH common stock generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the SGH common stock received in the Share Transfer by a U.S. Holder should be equal to the adjusted tax basis of the shares of Sawai Pharmaceutical common stock surrendered in the Share Transfer. The holding period of shares of SGH common stock should include the period during which the shares of Sawai Pharmaceutical common stock surrendered in the Share Transfer therefor were held. If a U.S. Holder acquired different blocks of shares of Sawai Pharmaceutical common stock at different times and at different prices, the tax basis and holding period of the shares of SGH common stock the U.S. Holder received in the Share Transfer will be determined separately with respect to each block of the shares of Sawai Pharmaceutical common stock exchanged for shares of SGH common stock and the shares of SGH common stock received by the U.S. Holder will be allocated pro rata to each such block of shares.

Share Transfer Does Not Qualify as a Tax-Free Exchange

If the Share Transfer does not qualify as a tax-free exchange, a U.S. Holder that exchanges its shares of Sawai Pharmaceutical common stock for shares of SGH common stock will recognize gain or loss equal to the difference between (i) the fair market value of the shares of SGH common stock received and (ii) the U.S. Holder’s adjusted tax basis in the shares of Sawai Pharmaceutical common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Sawai Pharmaceutical common stock exceeds one year at the time of the Share Transfer. Long-term capital gains of non-corporate U.S. Holders currently are subject to reduced rates of taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of SGH common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of SGH common stock received in the share exchange will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

Regardless of whether the share exchange qualifies as a tax-free exchange, a U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of Sawai Pharmaceutical common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “Japanese Tax Consequences—Exchange of Our Common Stock for SGH’s Common Stock”) and the U.S. Holder’s tax basis in the shares of Sawai Pharmaceutical common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Sawai Pharmaceutical common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Records and Reporting Requirements

If the share exchange qualifies under Section 351 of the Code, a U.S. Holder that is a “significant holder” within the meaning of U.S. Treasury regulations Section 1.351-3(d)(1) (i.e., a U.S. Holder owning at least 5%, by vote or value, of the total outstanding stock of Sawai Pharmaceutical) will be required to attach a statement to its U.S. federal income tax return for the year in which the Share Transfer occurs that contains the information listed in U.S. Treasury regulations Section 1.351-3(a), including the U.S. Holder’s tax basis in its shares of Sawai Pharmaceutical common stock and the fair market value of the U.S. Holder’s shares of Sawai Pharmaceutical common stock immediately before they were exchanged for shares of SGH common stock.

All U.S. Holders should keep records regarding the number, basis and fair market value of their shares of Sawai Pharmaceutical common stock exchanged for shares of SGH common stock. All U.S. Holders, including any potential 5% Transferee Shareholders, should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the Share Transfer.

Ownership and Disposition of Shares of SGH’s Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of SGH common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of SGH’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of SGH common stock exceed SGH’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of SGH common stock, and thereafter as capital gain. SGH does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that SGH will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of SGH’s Shares” for a discussion of the Japanese withholding tax. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of SGH common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of SGH Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of SGH common stock in an amount equal to the difference between the amount realized for the shares of SGH common stock and such U.S. Holder’s tax basis in the shares of SGH common stock. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of SGH common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of SGH common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Based on the past and projected composition of SGH’s income and assets, and the valuation of its assets, we do not believe that SGH will be a passive foreign investment company (a “PFIC”) for the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, SGH will be a PFIC for any taxable year in which:

•	at least 75% of SGH’s gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of SGH’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are considered passive assets. If SGH owns at least 25% (by value) of the stock of another corporation, for purposes of determining whether SGH is a PFIC, SGH will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Based on the past and projected composition of Sawai Pharmaceutical’s income and assets, and the valuation of its assets, we do not believe that Sawai Pharmaceutical will be a PFIC for the current taxable year or the foreseeable future.

The determination of whether SGH is a PFIC is made annually. Accordingly, it is possible that SGH may become a PFIC in the current or any future taxable year due to changes in its asset or income composition. If SGH is a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holders will be subject to special tax rules discussed below.

If SGH is a PFIC for any taxable year during which a U.S. Holder holds shares of SGH common stock and such U.S. Holders does not make a timely mark-to-market election, as described below, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of share of SGH common stock. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares of SGH common stock. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares of SGH common stock,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which SGH is a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In lieu of being subject to the special tax rules discussed above, a U.S. Holder may make a mark-to-market election with respect to its shares of SGH common stock provided such common stock is treated as “marketable stock.” The SGH common stock generally will be treated as marketable stock if it is regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Although SGH’s common stock will be listed on the Tokyo Stock Exchange, and we expect such exchange to satisfy the requirements set forth in the IRS regulations to qualify as a “qualified stock exchange”, no assurance can be given that the shares of SGH common stock will be “regularly traded” for purposes of the mark-to-market election.

Alternatively, a U.S. Holder can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available because SGH does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election.

U.S. Holders will generally be required to file IRS Form 8621 if they hold shares of SGH common stock in any year in which it is classified as a PFIC. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding shares of SGH common stock if SGH is considered a PFIC in any taxable year.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the Share Transfer, (ii) dividends in respect of shares of SGH’s common stock, and (iii) the proceeds received on the sale or other disposition of shares of SGH’s common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of SGH’s common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock.

EXPERTS

The consolidated financial statements of Sawai Pharmaceutical Co., Ltd. as of March 31, 2020 and 2019, and for each of the years in the three-year period ended March 31, 2020, have been included herein in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the common stock of SGH offered hereby will be passed upon for us by Oh-Ebashi LPC & Partners. Certain U.S. federal income tax matters will be passed upon for us by Shearman  & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

We are a “foreign private issuer” and, under the rules adopted under the Exchange Act, are exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

We do not have a reporting obligation in the United States under the Exchange Act. Following the date of this prospectus, we will be subject to reporting obligations and any filings we make will be available via the website of the United States Securities and Exchange Commission, or SEC, at www.sec.gov.

The SEC maintains a website that contains filings by reporting companies, including those filed by us, at http://www.sec.gov. The information contained in the website is not incorporated by reference into this prospectus.

We file annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable local finance bureau in Japan.

We have not authorized anyone to give any information or make any representation about the Share Transfer that is different from, or in addition to, that contained in this prospectus. The information contained in this prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

SAWAI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Sawai Pharmaceutical Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sawai Pharmaceutical Co., Ltd. and subsidiaries (the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have not been able to determine the specific year that we or our predecessor firms began serving as the Company’s auditor; however, we are aware that we or our predecessor firms have served as the Company’s auditor since at least 1983.

Osaka, Japan

August 7, 2020

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Income

		Yen in millions (except per share data)
		Year ended March 31,
	Note	2018	2019	2020
Revenue	5	168,068	184,341	182,537
Cost of sales	6	(98,628)	(109,442)	(109,037)

Gross profit		69,440	74,899	73,500

Selling, general and administrative expenses	6	(32,731)	(32,380)	(33,375)
Research and development expenses	6	(14,533)	(16,671)	(13,487)
Other income		327	269	238
Other expenses		(294)	(319)	(83)

Operating profit		22,209	25,798	26,793

Finance income	7	160	421	295
Finance expenses	7	(2,118)	(553)	(591)

Profit before tax		20,251	25,666	26,497

Income tax expense	8	(6,140)	(5,939)	(6,720)

Profit for the year		14,111	19,727	19,777

Profit attributable to:
Owners of the Company		14,017	19,376	19,279
Non-controlling interests		94	351	498

Total		14,111	19,727	19,777

Earnings per share (yen)
Basic earnings per share	9	360.49	442.62	440.37
Diluted earnings per share	9	360.26	442.32	440.00

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Comprehensive Income

		Yen (in millions)
		Year ended March 31,
	Note	2018	2019	2020
Profit for the year		14,111	19,727	19,777
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	10	452	(26)	(728)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	10	(4,233)	4,900	(2,438)

Other comprehensive income (loss) for the year, net of tax	10	(3,781)	4,874	(3,166)

Total comprehensive income for the year		10,330	24,601	16,611

Total comprehensive income attributable to:
Owners of the Company		11,580	23,302	16,583
Non-controlling interests		(1,250)	1,299	28

Total		10,330	24,601	16,611

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Financial Position

		Yen (in millions)
		March 31,
	Note	2019	2020
Assets
Current assets
Cash and cash equivalents		57,067	56,082
Trade and other receivables	23	63,676	58,685
Inventories	11	63,449	75,460
Other financial assets	12	—	141
Other current assets		716	996

Total current assets		184,908	191,364

Non-current assets
Property, plant and equipment	13	81,233	81,013
Goodwill	14	39,403	38,636
Intangible assets	14	55,134	61,669
Other financial assets	12	6,939	5,914
Other non-current assets		631	705
Deferred tax assets	8	4,641	5,513

Total non-current assets		187,981	193,450

Total assets		372,889	384,814

The accompanying notes are an integral part of these consolidated financial statements.

		Yen (in millions)
		March 31,
	Note	2019	2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	15	43,434	44,038
Bonds and borrowings	16	4,802	14,456
Income tax payables		4,841	4,318
Refund liabilities	23	8,071	7,989
Other financial liabilities	17, 18	530	2,412
Other current liabilities	19	8,672	6,911

Total current liabilities		70,350	80,124

Non-current liabilities
Bonds and borrowings	16	75,004	60,567
Other financial liabilities	17, 18	2,523	8,391
Other non-current liabilities		1,746	1,985
Deferred tax liabilities	8	64	61

Total non-current liabilities		79,337	71,004

Total liabilities		149,687	151,128

Equity
Share capital	21	41,185	41,199
Capital surplus	21	42,849	42,863
Retained earnings		113,342	126,719
Treasury shares	21	(1,385)	(1,385)
Other component of equity	21	3,258	604

Equity attributable to owners of the Company		199,249	210,000

Non-controlling interests		23,953	23,686

Total equity		223,202	233,686

Total liabilities and equity		372,889	384,814

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Changes in Equity

		Yen (in millions)
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2017		27,171	27,803	90,433	(6,007)	1,836	141,236	—	141,236
Profit for the year				14,017			14,017	94	14,111
Other comprehensive loss	10					(2,437)	(2,437)	(1,344)	(3,781)

Total comprehensive income		—	—	14,017	—	(2,437)	11,580	(1,250)	10,330

Issuance of new shares	21	13,999	13,999			(14)	27,984		27,984
Direct issuance costs for issuance of new shares			(81)				(81)		(81)
Disposal of treasury shares	21		120		4,622		4,742		4,742
Dividends	22			(4,793)			(4,793)		(4,793)
Changes in ownership interests in subsidiaries that do not result in a loss of control	26		732			(129)	603	22,341	22,944
Share-based payments						77	77		77

Total transactions with owners		13,999	14,770	(4,793)	4,622	(66)	28,532	22,341	50,873

Balance at March 31, 2018		41,170	42,573	99,657	(1,385)	(667)	181,348	21,091	202,439

		Yen (in millions)
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2018		41,170	42,573	99,657	(1,385)	(667)	181,348	21,091	202,439
Profit for the year				19,376			19,376	351	19,727
Other comprehensive income	10					3,926	3,926	948	4,874

Total comprehensive income		—	—	19,376	—	3,926	23,302	1,299	24,601

Issuance of new shares	21	15	15			(30)	—	1,098	1,098
Dividends	22			(5,691)			(5,691)		(5,691)
Share-based payments						29	29		29
Other			261				261	465	726

Total transactions with owners		15	276	(5,691)	—	(1)	(5,401)	1,563	(3,838)

Balance at March 31, 2019		41,185	42,849	113,342	(1,385)	3,258	199,249	23,953	223,202

The accompanying notes are an integral part of these consolidated financial statements.

		Yen (in millions)
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2019, as previously reported		41,185	42,849	113,342	(1,385)	3,258	199,249	23,953	223,202
Adjustment on initial application of IFRS16, net of tax				8			8		8
Adjusted balances at April 1, 2019		41,185	42,849	113,350	(1,385)	3,258	199,257	23,953	223,210

Profit for the year				19,279			19,279	498	19,777
Other comprehensive income	10					(2,696)	(2,696)	(470)	(3,166)

Total comprehensive income		—	—	19,279	—	(2,696)	16,583	28	16,611

Issuance of new shares	21	14	14			(28)	—		—
Dividends	22			(5,910)			(5,910)	(295)	(6,205)
Share-based payments						70	70		70

Total transactions with owners		14	14	(5,910)	—	42	(5,840)	(295)	(6,135)

Balance at March 31, 2020		41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Cash Flows

		Yen (in millions)
		Year ended March 31,
	Note	2018	2019	2020
Cash flows from operating activities
Profit before tax		20,251	25,666	26,497
Depreciation and amortization		14,239	16,280	17,954
Impairment loss		2,289	3,339	1,467
Financial income		(160)	(322)	(295)
Financial expenses		1,423	450	582
Loss on sale and disposal of property, plant and equipment and intangible assets		1,392	2,173	218
Decrease (increase) in trade and other receivables		(2,015)	(6,839)	4,664
Decrease (increase) in inventories		5,200	2,176	(12,208)
Increase (decrease) in trade and other payables		(3,509)	4,513	239
Increase (decrease) in refund liabilities		488	1,193	26
Increase (decrease) in other financial liabilities		(6,293)	(214)	115
Other		74	2,803	(975)

Subtotal		33,379	51,218	38,284

Interest received		38	186	173
Dividends received		109	126	138
Interest paid		(842)	(445)	(487)
Income taxes paid		(4,212)	(8,161)	(7,852)

Cash flows generated from operating activities		28,472	42,924	30,256

Cash flows from investing activities
Acquisition of property, plant and equipment		(10,319)	(7,500)	(5,501)
Acquisition of intangible assets		(6,487)	(3,208)	(12,672)
Acquisition of business, net of cash and cash equivalents	26	(111,195)	(5,546)	—
Other		101	(566)	—

Cash flows used in investing activities		(127,900)	(16,820)	(18,173)

Cash flows from financing activities
Net decrease in short-term borrowings		(310)	—	—
Proceeds from long-term borrowings	16	60,000	—	—
Repayment of long-term borrowings	16	(2,297)	(4,718)	(4,802)
Payment of lease liabilities (2018 and 2019: payment of finance lease liabilities)		(299)	(276)	(1,715)
Proceeds from issuance of new shares	21	27,866	—	—
Proceeds from partial sales of shares of a subsidiary	26	23,688	74	—
Dividends paid	22	(4,793)	(5,691)	(5,910)
Dividends paid to non-controlling interests		—	—	(296)
Proceeds from disposition of treasury shares	21	4,742	—	—
Other		—	1,098	(24)

Cash flows generated from (used in) financing activities		108,597	(9,513)	(12,747)

Effect of exchange rate on cash and cash equivalents		52	484	(321)

Net increase (decrease) in cash and cash equivalents		9,221	17,075	(985)

Cash and cash equivalents at the beginning of the year		30,771	39,992	57,067

Cash and cash equivalents at the end of the year		39,992	57,067	56,082

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.	Reporting Entity

Sawai Pharmaceutical Co., Ltd. (the “Company”) is a public company incorporated and domiciled in Japan. The Company and its consolidated subsidiaries (collectively, “Sawai”) are engaged in research, development, manufacturing, and marketing of generic pharmaceutical products in Japan and the United States of America.

2.	Basis of Preparation

(1)	Compliance with International Financial Reporting Standards

Sawai’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the interpretations committees (SIC and IFRIC).

(2)	Authorized for issue of Financial Statements

The consolidated financial statements as of and for the year ended March 31, 2020 were authorized by Representative Director, President & Chief Executive Officer, Kenzo Sawai, and Director, Senior Executive Officer, Vice President of Corporate Administration & Chief Financial Officer, Kazuhiko Sueyoshi, on August 7, 2020.

(3)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value separately stated in Note 3.

(4)	Functional and Presentation Currency

The consolidated financial statements are presented in Japanese yen (“Yen” or “JPY”), which is the Company’s functional currency. All amounts have been rounded to the nearest million Yen, unless otherwise indicated.

(5)	Significant Accounting Estimates, Judgements and Assumptions

The preparation of consolidated financial statements in accordance with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on a continuous basis. Changes in accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments and estimates that have been made in the process of applying accounting policies and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:

•	Variable considerations in revenue recognition: (Note 3(5))

•	Impairment of intangible assets and goodwill: (Note 14)

Sawai assessed the impact of the novel coronavirus (“COVID-19”) pandemic on its current and future business operations and operational performance. Sawai deemed that its supply chain (including the ability to procure essential raw materials), manufacturing capabilities, sales and marketing activities, and other essential business functions have not been significantly disrupted by the COVID-19 pandemic. Sawai also considered the possible effects that may result from the COVID-19 pandemic on the carrying amounts of financial assets, tangible and intangible assets, and goodwill. In estimating the future cash flows associated with these assets, Sawai utilized internal and external sources of information including credit reports, economic forecasts, and other relevant information available to Sawai as of the date the consolidated financial statements were authorized by management. Cash flow estimates were subjected to sensitivity analyses commensurate with the heightened level of uncertainty resulting from the COVID-19 pandemic. Based on current estimates, Sawai expects the carrying amount of these assets is recoverable. However, the actual impact of COVID-19 on Sawai’s consolidated financial statements may differ from the estimate should there be material unforeseen impacts to actual cash flows.

(6)	New Accounting Standards and Interpretations not yet Adopted

There are no new or amended accounting standards and interpretations that have been issued as of the authorized date of the consolidated financial statements that are expected to have a significant impact on Sawai’s consolidated financial statements.

(7)	New Accounting Standards and Interpretation Adopted

During the year ended March 31, 2020, Sawai has adopted the following new accounting standards:

[1]	IFRS 16 Lease (“IFRS 16”)

Sawai adopted the provisions of IFRS 16 as of April 1, 2019 and updated its accounting policies for lease transactions as described in Note 12. Under the new standard, lease transactions are, in general, required to be recognized on the statements of financial position at the lease commencement date. As a lessee, Sawai recognizes right-of-use (“ROU”) assets representing its right to use the underlying leased assets and recognizes lease liabilities representing its obligation to make future lease payments.

Depreciation expense on ROU assets are recognized as a component of operating income and interest expense on lease liabilities is recorded under other financial expenses. Lease payments are presented within cash outflow from financing activities to the extent those payments are allocated to repayment of the lease liability. The provisions of IFRS 16 apply to leases that had previously been classified as operating leases under IAS 17 Leases (“IAS 17”). Sawai has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of April 1, 2019. The details of the changes in accounting policies and the impact of adopting IFRS 16 to the consolidated financial statements are presented below.

Definition of Lease

Prior to the adoption of IFRS 16, Sawai determined at contract inception whether an arrangement is, or contains, a lease based on IFRIC 4 Determining whether an Arrangement contains a Lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, Sawai elected to apply the practical expedient to grandfather the assessment of which transaction are leases. Sawai applied the definition of a lease under IFRS 16 to contracts entered into, or changed, on or after April 1, 2019.

As a Lessee

For the leases previously classified as operating leases under IAS 17, Sawai recognized and measured lease liabilities at the present value of the remaining lease payments and ROU assets at either its carrying amount as if IFRS 16 had been applied since the commencement date or an amount equal to the lease liabilities on a lease-by-lease basis. In addition, Sawai used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize ROU assets and liabilities to leases for which the lease term ends within 12 months from April 1, 2019.

•	Excluded initial direct costs when measuring ROU assets at the date of initial application.

Impact of Adoption

Upon the adoption of IFRS 16, Sawai additionally recognized JPY 4,788 million of ROU assets (included in property, plant and equipment) and JPY 5,454 million of lease liabilities (included in other financial liabilities), with the difference recorded as an adjustment to retained earnings at April 1, 2019. In the consolidated statements of cash flows, cash outflow of JPY 1,406 million for the year ended March 31, 2020 was presented as an outflow from financing activities, which was previously presented as an outflow from operating activities. Interest expense was not material to Sawai’s consolidated statements of income for the year ended March 31, 2020.

When measuring lease liabilities, Sawai discounted lease payments using its incremental borrowing rate of 1.62% as of April 1, 2019. The following table represents the difference between the operating lease commitments under IAS 17 as of March 31, 2019 and lease liabilities recognized in the consolidated statements of financial position at April 1, 2019:

Yen (in millions)
Undiscounted operating lease commitments under IAS 17 as of March 31, 2019	358
Effect of discounting	(15)
Finance lease liabilities recognized at April 1, 2019	577
Extension and termination options reasonably certain to be exercised	5,112

Lease liabilities recognized at April 1, 2019	6,032

[2]	IFRS 3 Business Combinations Amendments

The IASB issued an amendment to IFRS 3 Business Combinations that revised the definition of a business, which assists entities with the evaluation of when an asset or group of assets acquired should be considered a business. Sawai early adopted this amended standard in April 1, 2019. The amended standard allows an entity to apply an optional concentration test, on a transaction-by-transaction basis, to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this optional concentration test is met, the entity may choose to consider the transaction an acquisition of an asset or set of assets. The adoption of the amendment to IFRS 3 did not have a significant impact on the consolidated financial statements.

[3]	IFRIC 23 Uncertainty over Income Tax Treatment

Sawai applied IFRIC 23 at April 1, 2019. The interpretation clarifies the accounting for income tax treatments considering whether it is probable that a tax authority will accept the treatment in tax return. If it is not considered probable, the effect of the uncertainty should be estimated and reflected in the consolidated financial statements. In assessing the uncertainty, it is assumed that the tax authority will have full knowledge of all information related to the matter. The adoption of IFRIC 23 did not have a significant impact on the consolidated financial statements.

3.	Significant Accounting Policies

The accounting policies set forth below have been continuously applied for the entire period presented in the consolidated financial statements, unless otherwise stated.

(1)	Basis of Consolidation

The consolidated financial statements include the Company and its subsidiaries over which the Company directly or indirectly controls (generally, as a result of owning more than 50% of the entity’s voting interest). The financial statements of subsidiaries are included in the consolidated financial statements from the date when control is obtained until the date when control is lost. Those subsidiaries’ financial statements have been adjusted to comply with the Company’s accounting policies as necessary.

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the adjustment to non-controlling interests and the fair value of consideration transferred or received, is recognized directly in equity attributable to owners of the Company. When control over a subsidiary is lost, the investment retained after the loss of control is remeasured at fair value as of the date of the loss of control, and any gain or loss on such remeasurement and disposal of the interest sold is recognized in profit or loss.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated when the Company prepares the consolidated financial statements.

Sawai does not have any investments that are accounted for using the equity method at March 31, 2019 and 2020.

(2)	Business Combination

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are measured at their fair values as of the acquisition date. Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree, less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date.

The consideration transferred for an acquisition of a subsidiary is measured as the fair value of the assets transferred and the liabilities incurred to former owners of the acquiree. The consideration for acquisitions may include amounts contingent upon future events, such as the achievement of development milestones and sales targets.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value as of the acquisition date. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate discount rates. An obligation to pay contingent consideration that meets the definition of a financial instrument classified as liability is remeasured at fair value at each reporting date and subsequent changes in the fair value are recognized in financial income or expenses in the consolidated statements of income. If contingent consideration is classified as equity, then it is not remeasured and its settlement is accounted for within equity.

Acquisition related costs are recognized as expenses in the period they are incurred. Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over a subsidiary are treated as equity transactions and therefore, do not result in adjustments to goodwill.

(3)	Foreign Currency

[1]	Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates at the end of each reporting period. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are translated at the exchange rate at the date of the initial transaction.

Gains or losses on exchange differences arising from the settlement of foreign currency denominated monetary assets and liabilities, or from their translations to functional currency at the end of the reporting date, are recognized in Finance income or Finance expenses in the consolidated statements of income.

[2]	Foreign Operations

Assets and liabilities of foreign subsidiaries, which use a functional currency other than Yen, are translated into Yen using the exchange rate at the end of the reporting period. Revenue and expenses of foreign operations are translated into Yen using the exchange rate at the transaction date or the rate that approximates the exchange rate at the transaction date (e.g., average exchange rate for the period).

Exchange differences arising from the translation are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statements of financial position. In the event a foreign operation is disposed, the cumulative amount of exchange differences related to the foreign operation is reclassified from equity to profit or loss in the disposal period.

(4)	Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. When Sawai becomes a party to the contractual provision of a financial instrument, the financial instrument is recognized either as a financial asset or as a financial liability. Sawai does not have any derivative assets or liabilities.

[1]	Financial Assets

(i)	Initial recognition and measurement

Sawai initially recognizes all financial assets as of the trade date when Sawai becomes a party to the contract. In principle, financial assets are initially measured at fair value plus the transaction costs directly attributable to the financial assets. Trade receivables, however, are initially measured at the transaction price (provided that there are no significant financing components thereto).

Financial assets are classified as financial assets measured at amortized cost or financial assets measured at fair value through other comprehensive income (“FVTOCI”) at initial recognition. The classification, depending on whether financial assets are debt instruments or equity instruments, is made as follows:

(a)	Financial assets which are debt instruments

If both of the following conditions are met, they are classified as financial assets measured at the amortized cost:

•	Assets are held within the business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of financial assets give rise to cash flows which are solely payments of principal and interest on the principal amount outstanding.

All debt instruments held by Sawai are classified as financial assets measured at amortized cost as both conditions above are met.

(b)	Financial assets which are equity instruments

For financial assets which are equity instruments, Sawai made an irrevocable election at initial recognition to present subsequent changes in fair value in OCI (designation as at FVTOCI).

Sawai does not hold financial assets for trading purpose under its policy. In addition, Sawai does not hold any financial assets measured at fair value through profit or loss as of March 31, 2019 and 2020.

(ii)	Subsequent measurement

(a)	Financial assets measured at amortized cost

These assets are measured at amortized cost using the effective interest method. Amortization under the effective interest method, impairment loss and any gain or loss in case of derecognition are recognized in profit or loss.

(b)	Financial assets measured at fair value

For equity instruments, changes in the amount of fair value are recognized in other comprehensive income and cumulative gains or losses are transferred to retained earnings when those assets are derecognized.

(iii)	Impairment loss

Sawai recognizes allowance for expected credit losses (“ECLs”) on (a) trade receivables and contract assets, and (b) debt instruments other than trade receivables and contract assets.

(a)	Trade receivable and contract assets

Sawai measures loss allowance for trade receivables and contract assets at an amount equal to lifetime ECLs.

(b)	Debt instruments other than trade receivables and contract assets

Loss allowance for debt instruments other than trade receivables and contract assets are generally measured at an amount equal to 12 months ECLs, except when it is determined that the credit risk has significantly increased from initial recognition. In that case, the loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, Sawai considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analyses based on Sawai’s historical experience and continuous credit assessment that includes forward-looking information.

Sawai assumes that the credit risk on a financial asset has increased significantly if it is more than one day past due without reasonable explanation as past due financial assets have historically resulted in increase in default rates.

In addition, Sawai considers financial assets to be in default when there is an evidence indicating that a debtor is delinquent with the following observable data;

•	significant financial difficulty of the debtor;

•	a breach of contract; or

•	it is probable that the debtor will enter bankruptcy or other means of financial reorganization.

Sawai considers the defaulted financial asset as credit-impaired.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the contractual cash flows due to Sawai and the cash flows that Sawai expects to receive.

ECLs are discounted using the effective interest rate of the financial asset.

(iv)	Derecognition

Sawai derecognizes a financial asset when the contractual right to receive cash flows from the financial asset expires, or the contractual right to receive cash flows from the financial asset is transferred and substantially all the risks and rewards related to ownership of the financial asset are transferred to another party.

[2]	Financial Liabilities

(i)	Measurement

Sawai initially recognizes all financial liabilities when Sawai becomes a party to the contract. While financial liabilities are initially measured at fair value, for financial liabilities measured at amortized cost, transaction costs directly attributable to the financial liability are deducted from the initial carrying amount.

After the initial recognition, financial liabilities are measured at amortized cost using the effective interest method. Amortization under the effective interest method and any gain or loss in case of derecognition are recognized in profit or loss as financial income or expenses.

(ii)	Derecognition

Sawai derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expired.

[3]	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, Sawai currently has a legally enforceable right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(5)	Revenue

Sawai solely earns revenue from sale of generic pharmaceutical products, primarily generic medicines, to distributors, wholesalers and retailers in Japan and the United States. Revenue on sales of products is recognized when control of the products is passed to the customer in an amount that reflects the consideration to which Sawai expects to be entitled in exchange for those products. Control is generally transferred at the point in time of acceptance of the products by customer. The amount of revenue to be recognized is based on the consideration Sawai expects to receive in exchange for the goods.

The consideration Sawai receives in exchange for the goods may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

[1]	Rebates and Chargebacks

Rebates are incentive programs payable upon the achievement of certain pre-determined sales volumes, which are granted to customers. Chargebacks are programs payable to certain wholesalers to compensate the difference between the invoice price paid by wholesalers to Sawai for a particular product and the price agreed to between Sawai and the wholesalers’ customers for that product.

Rebates and chargebacks are estimated and recorded as a deduction from revenue at the time the related revenue is recorded. They are calculated on the basis of historical experience, regulations, and the specific terms in the individual agreements. Rebates and chargebacks are presented in the statements of financial position as refund liability, while certain chargebacks with rights of offset are presented by deducting from trade receivables.

[2]	Sales Return

Sawai customarily accepts returns for expired or defective products. Sales return provisions are estimated based on historical rate of return, taking into consideration other factors such as time lag between the sales and return and estimated levels of inventory in the distribution channel.

Sales returns are recorded as revenue deductions and refund liability is recognized in the consolidated statements of financial position for the expected future returns. Returned products are disposed of and no returned assets are recorded.

(6)	Research and Development Expenses

Expenditure on research activities is recognized in profit or loss as incurred. Expenditure on development activities is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable and Sawai intends to and has sufficient resources to complete the development project and to use or sell the related asset.

(7)	Income Taxes

Income taxes, comprised of current and deferred taxes, are recognized in profit for the year, except for the items resulting from business combination and items directly recognized in equity or other comprehensive income.

Current tax is calculated at the amount expected to be paid or recovered from the taxation authority by applying the tax rate enacted or substantively enacted at the reporting date. Sawai`s current taxes also include liabilities related to uncertain tax positions.

Deferred tax assets and liabilities are calculated based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes at the end of the reporting period. However, deferred tax assets and liabilities are not recognized in the following cases:

•	Taxable temporary differences arising from the initial recognition of goodwill;

•

Temporary differences on the initial recognition of assets or liabilities in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (loss); and

•

Temporary differences related to investments in subsidiaries to the extent that Sawai is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused tax loss, and unused tax credits can be utilized. Deferred tax assets are reviewed at the end of each period and reduced for the portion where it is not probable to gain the taxable income sufficient to realize the benefit of part or all of deferred tax assets.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities are related to income taxes levied by the same taxation authority on the same taxable entity.

(8)	Earnings Per Share

Basic earnings per share is calculated by dividing profit for the period attributable to owners of ordinary shares of the Company by the weighted average number of ordinary shares outstanding for the reporting period, adjusted by the number of treasury shares. Diluted earnings per share is calculated by adjusting the dilutive effect of potential ordinary shares.

(9)	Cash and Cash equivalents

Cash and cash equivalents are cash on hand, demand deposits and short-term, highly liquid investments with maturities of three months or less from the acquisition date, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. As of March 31, 2019 and 2020, Sawai had only cash on hand and bank deposits as cash and cash equivalents.

(10)	Inventories

Inventories are mainly comprised of finished goods, work-in-progress, and raw materials and supplies. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined mainly using the weighted average cost method. The cost of inventories includes purchase cost, processing cost, and any other related manufacturing costs. Net realizable value is calculated based on the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to sell.

(11)	Property, Plant and Equipment

Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes those costs that are directly attributable to the acquisition and the initial estimated dismantlement, removals and restoration costs associated with the asset. Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated using the straight-line method over the estimated useful life of the asset. ROU assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Sawai will obtain ownership by the end of the lease term. These assets depreciation begins when they are available for use.

The estimated useful life by type of major assets is as follows:

•	Building and structures: 2 to 50 years

•	Machinery and equipment: 2 to 20 years

•	Tools, furniture and fixtures: 2 to 20 years

Depreciation method, residual value and useful life are reviewed at least at the end of each reporting period and revised as necessary.

(12)	Leases

Sawai has applied IFRS 16 using the modified retrospective approach from April 1, 2019 and therefore the comparative information has not been restated and the previous years continue to be reported under IAS 17 and IFRIC 4. The detail of transition to IFRS 16 is disclosed in Note 2.

Policy applied to contracts entered into, on or after April 1, 2019

Sawai recognizes ROU assets and lease liabilities at the commencement date of the lease except for short-term leases with a lease term of 12 months or less and leases of low-value assets for which Sawai has elected not to recognize ROU assets and lease liabilities. For short-term leases and leases of low-value assets, Sawai recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lease liabilities are initially recognized at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Sawai’s incremental borrowing rate. Generally, Sawai uses its incremental borrowing rate as the discount rate. The lease liabilities are subsequently measured at amortized cost using the effective interest method. After the commencement date, the lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Sawai’s estimate of the amount expected to be payable under a residual value guarantee, or if Sawai changes its assessment of whether it will exercise a purchase, extension or termination option.

ROU assets are measured at an amount equal to the lease liability, adjusted by any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred and an estimate of costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset.

The ROU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term applying a cost model. The estimated useful lives of ROU assets are determined on a same basis as those of underlying assets.

The carrying amount of ROU assets are included in Property, plant and equipment as disclosed in Note 17 and the lease liabilities are included in Other financial liabilities in the consolidated statements of financial position.

The cash payments for the principal portion of the lease liabilities are presented in the cashflow in financial activities in the consolidated cashflow statements.

Policy applicable before April 1, 2019

Sawai, as a lessee, classified the leases that transfer substantially all of the risks and rewards of ownership as finance leases; if not, as an operating lease.

In a finance lease, the leased assets were measured initially at an amount equal to the lower of its fair value and the present value of minimum lease payments. The leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under operating leases were not recognized in the consolidated statements of financial position. Payment made under operating leases were recognized in an expense on a straight-line basis over term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(13)	Goodwill

Goodwill arising from business combination is presented at cost less accumulated impairment losses. Goodwill is not to be amortized but allocated to a cash-generating unit (“CGU”) or groups of CGUs based on expected synergies and tested for impairment annually and whenever there is an indication that CGU may be impaired. Impairment losses of goodwill are recognized in profit or loss and reversal is not be made thereafter.

(14)	Intangible Assets

Research and Development

Research and Development are intangible assets related to products in development stage that are not yet available for use. These intangible assets are not amortized but tested for impairment annually or more frequently if indicators of a potential impairment exist. If a project fails or ceases development, or is no longer considered to achieve the expected cash flow, the intangible assets are written down to their recoverable amount. The impairment charges are recognized in research and development expenses in the consolidated statements of income. Upon successful completion of the development project, these intangible assets are reclassified from Research and Development to Marketed Products.

Marketed Products

Intangible assets associated with marketed products are amortized on a straight-line basis over estimated useful lives, which range from 6 to 10 years. If there is an indication of impairment, each asset’s recoverable amount is estimated. If the recoverable amount of an asset is lower than the carrying amount, the carrying amount of the asset is reduced to the recoverable amount and impairment losses are recognized in profit or loss. Amortization and impairment charges of the internally developed intangible assets are recognized in research and development expenses while those charges of separately acquired intangible assets or intangible assets acquired in a business combination are recognized in selling, general and administrative expenses in the consolidated statements of income.

Trademarks

Trademarks represent the USL trademark that was acquired in conjunction with the acquisition of USL, that is determined to have an indefinite useful life based on a historical sales and cash flow performance of USL-branded products. The trademark related to USL are not amortized, but evaluated for potential impairment on an annual basis.

Software

Software is recognized at cost and amortized on a straight-line basis over the expected useful life. The useful life used for this purpose is 3 to 5 years. Amortization of software is recognized in cost of sales, selling, general and administrative expenses, and research and development expenses in the consolidated statements of income.

(15)	Impairment of Non-financial Assets

Sawai assesses, at the end of reporting period, whether there is any indication of impairment of non-financial assets, excluding inventories and deferred tax assets. If there is an indication of impairment or annual impairment test is required, each asset’s recoverable amount is estimated. If estimating the recoverable amount for an individual asset is not possible, then Sawai estimates the recoverable amount of the CGU to which the asset belongs. The recoverable amount of assets or CGU is measured at the higher of fair value less costs of disposal or its value in use. Value in use is determined by discounting the estimated future cash flows to the present value using a discount rate that reflects the time value of money and risk specific to the asset. Only if the recoverable amount of an asset or cash-generating unit is lower than the carrying amount, the carrying amount of the asset is reduced to the recoverable amount and impairment losses are recognized in profit or loss.

For assets or CGU other than goodwill, Sawai assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. If such an indication exists, Sawai estimates the recoverable amount of the asset or CGU and if the recoverable amount exceeds the carrying amount, impairment losses are reversed up to the lower of the estimated recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods. The reversal of impairment loss is recognized in profit or loss.

(16) Employee Benefits

Sawai sponsors defined contribution plan for its employees. Under the plan, Sawai as a sponsor pays fixed contributions into an independently administrated fund and employees also pay fixed contributions into the fund. Sawai has no legal or constructive obligation to make further payments if the fund does not have sufficient assets to pay all of the employees’ entitlements to post-employment benefits. Defined contribution retirement benefit expenses are recognized as expenses in the period when an employee renders related service.

Short-term employee benefits are recorded as the expenses for the period during which employees rendered related services.

(17) Shareholders’ Equity

For Company-issued equity instruments, the issuance proceeds are recorded as share capital and capital surplus. Costs directly attributable to the issuance (after considering the tax effect) are deducted from equity.

When the Company acquires treasury shares, it is recognized at acquisition cost and deducted from equity. Transaction expense directly arising from the acquisition is deducted from capital surplus. When the Company sells the treasury shares, the difference between the carrying amount and the consideration received is charged to capital surplus.

4.	Operating Segment

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods.

Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and U.S. Business segment.

(1)	Segment Information

Year ended March 31, 2018

	Yen (in millions)
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	134,720	33,348	168,068	—	168,068

Segment (operating) profit	21,903	303	22,206	3	22,209

Finance income					160
Finance expenses					(2,118)

Profit before tax					20,251

Other items
Depreciation and amortization	9,981	4,258	14,239	—	14,239
Impairment loss	557	1,732	2,289	—	2,289

Year ended March 31, 2019

	Yen (in millions)
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	144,098	40,243	184,341	—	184,341

Segment (operating) profit	24,230	1,569	25,799	(1)	25,798

Finance income					421
Finance expenses					(553)

Profit before tax					25,666

Other items
Depreciation and amortization	10,898	5,382	16,280	—	16,280
Impairment loss	467	2,872	3,339	—	3,339
Year ended March 31, 2020
	Yen (in millions)
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	144,130	38,407	182,537	—	182,537

Segment (operating) profit	24,401	2,388	26,789	4	26,793

Finance income					295
Finance expenses					(591)

Profit before tax					26,497

Other items
Depreciation and amortization	11,893	6,061	17,954	—	17,954
Impairment loss	1,043	424	1,467	—	1,467

(2)	Products and Services

See Note 5 for revenue by key therapeutic category and its operating segment.

(3)	Geographic Information

Revenue from contracts with customers

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Japan	134,720	144,098	144,130
U.S.	33,329	40,162	38,296
Other	19	81	111

Total	168,068	184,341	182,537

Non-current Assets

	Yen (in millions)
	March 31,
	2019	2020
Japan	83,006	81,686
U.S.	93,395	100,337

Total	176,401	182,023

(4)	Information by Major Customer

External customers account for more than 10% of revenue are as follows:

	Yen (in millions)			Related segment
	Year ended March 31,
	2018	2019	2020
Mediceo Corporation	22,386	23,857	24,513	Japan Business
Alfresa Corporation	17,412	20,485	24,029	Japan Business

5.	Revenue

(1)	Revenue Stream and Disaggregation of Revenue

Sawai solely recognizes revenue from sale of generic pharmaceutical products to distributors, wholesalers and retailers. Revenue is recognized at a point in time when customers obtain control of products. There is no contract for which revenue is recognized over time.

The following table shows revenue for our key therapeutic category by operating segment (see Note 4 for geographic information):

Year ended March 31, 2018

	Yen (in millions)
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	40,082	15,506	55,588
Central nervous system drugs	9,717	11,873	21,590
Gastro-intestinal drugs	21,720	—	21,720
Blood/body fluid pharmaceutical products	15,033	—	15,033
Other metabolic drugs	10,136	—	10,136
Antibiotics drugs	8,481	189	8,670
Antineoplastic agents	3,647	118	3,765
Chemotherapeutic agent	2,947	—	2,947
Antiallergic drugs	4,926	—	4,926
Other	18,031	5,662	23,693

Total	134,720	33,348	168,068

Year ended March 31, 2019

	Yen (in millions)
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	41,842	17,432	59,274
Central nervous system drugs	12,241	17,277	29,518
Gastro-intestinal drugs	21,659	80	21,739
Blood/body fluid pharmaceutical products	15,756	—	15,756
Other metabolic drugs	10,448	—	10,448
Antibiotics drugs	7,831	293	8,124
Antineoplastic agents	3,864	739	4,603
Chemotherapeutic agent	5,899	—	5,899
Antiallergic drugs	5,467	—	5,467
Other	19,091	4,422	23,513

Total	144,098	40,243	184,341

Year ended March 31, 2020

	Yen (in millions)
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	40,749	14,817	55,566
Central nervous system drugs	14,267	17,389	31,656
Gastro-intestinal drugs	19,733	252	19,985
Blood/body fluid pharmaceutical products	15,538	—	15,538
Other metabolic drugs	9,863	—	9,863
Antibiotics drugs	7,704	356	8,060
Antineoplastic agents	4,951	1,004	5,955
Chemotherapeutic agent	5,328	—	5,328
Antiallergic drugs	5,244	—	5,244
Other	20,753	4,589	25,342

Total	144,130	38,407	182,537

(2)	Contract Balances

There is no advanced receipt from customers and unsatisfied performance obligation at the end of reporting period and therefore no contract liability is recognized.

Contract assets relate to the rights to consideration in exchange for the products that Sawai has transferred to a customer, a certain pharmaceutical company, but are conditioned on resale from the customer to its customers. The contract assets are reclassified to trade receivables when the customer resells the products to its customers.

Trade receivables and contract assets balances as of March 31, 2019 and 2020 are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Trade receivables	62,274	57,601
Contract assets	843	231

6.	Expense by Nature

The breakdown of expenses by nature is as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Raw materials and supplies	41,419	48,591	55,686
Employee benefits	30,390	34,300	31,888
Depreciation and amortization	14,239	16,280	17,954
Subcontractor costs	18,921	20,618	26,870

7.	Financial Income and Financial Expenses

The composition of financial income is as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Interest income
Financial assets measured at amortized cost	51	196	157
Dividend income
Equity instruments measured at FVTOCI held at the end of the year	109	126	138
Foreign exchange gains	—	97	—
Other	—	2	—

Total	160	421	295

The composition of financial expenses is as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Interest expenses
Financial liabilities measured at amortized cost
Bonds	109	109	109
Borrowings	727	322	294
Other	166	98	155
Foreign exchange losses	992	—	9
Other	124	24	24

Total	2,118	553	591

8.	Income Tax Expense

(1)	Income Tax Expense

The composition of income tax expense is as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Current tax expense	10,013	5,681	7,342

Deferred tax expense
Origination and reversal of temporary differences	(5,313)	258	(622)
Change in tax rate	1,440	—	—

Subtotal	(3,873)	258	(622)

Total	6,140	5,939	6,720

The Company is principally subject to income taxes, inhabitant tax and enterprise tax in Japan. The statutory tax rate applicable to the Company for the years ended March 31, 2018, 2019 and 2020 were 30.8%, 30.6% and 30.6%, respectively. Foreign subsidiaries are subject to income taxes applicable in the countries of domicile.

The following table represents reconciliation of the effective tax rate:

	Percentage
	March 31,
	2018	2019	2020
Tax using the Company’s domestic tax rate	30.8	30.6	30.6
Non-deductible expenses	0.4	0.1	0.3
Tax credits	(7.3)	(3.9)	(3.7)
Change in tax rate	7.1	—	—
Changes in unrecognized differed tax assets	—	(0.6)	(0.8)
Effect of tax rates in foreign jurisdictions	0.1	(0.5)	(0.6)
Other	(0.8)	(2.6)	(0.4)

Effective tax rate	30.3	23.1	25.4

The Tax Cuts and Jobs Act was enacted in the United States on December 22, 2017, whereby the federal corporate tax rate as reduced from 35% to 21% effective January 1, 2018. As a result of this enactment, Sawai recognized a tax expense of ¥1,440 million during the year ended March 31, 2018 primarily from certain re-measurement of deferred tax assets and liabilities related to the U.S. subsidiaries.

(2)	Deferred Taxes

The composition of deferred tax assets and liabilities are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Deferred tax assets	4,641	5,513
Deferred tax liabilities	(64)	(61)

Net deferred tax assets	4,577	5,452

The components of changes in deferred tax assets and liabilities are as follows:

Year ended March 31, 2019

	Yen (in millions)
	As of April 1, 2018	Recognized through profit or (loss)	Recognized in other comprehensive income	Other[1]	As of March 31, 2019
Deferred tax assets
Investments in subsidiaries	3,035	(132)	—	594	3,497
Inventories	1,819	(482)	—	—	1,337
Property, plant and equipment	635	762	—	—	1,397
Refund liabilities	678	94	—	—	772
Accruals	726	(11)	—	—	715
Income tax payables	279	6	—	—	285
Other	719	32	—	—	751

Subtotal	7,891	269	—	594	8,754

Deferred tax liabilities
Intangible assets	(2,137)	(527)	—	—	(2,664)
Property, plant and equipment	(533)	(64)	—	—	(597)
Financial assets measured at fair value through other comprehensive income	(857)	—	12	—	(845)
Other	(135)	64	—	—	(71)

Subtotal	(3,662)	(527)	12	—	(4,177)

Net deferred tax assets	4,229	(258)	12	594	4,577

[1] Other mainly includes translation adjustments of foreign operations. Year ended March 31, 2020
	Yen (in millions)
	As of April 1, 2019[2]	Recognized through profit or (loss)	Recognized in other comprehensive income	Other[1]	As of March 31, 2020
Deferred tax assets
Investments in subsidiaries	3,497	(124)	—	(68)	3,305
Inventories	1,337	586	—	—	1,923
Property, plant and equipment	1,397	272	—	—	1,669
Refund liabilities	772	35	—	—	807
Accruals	715	(8)	—	—	707
Income tax payables	285	20	—	—	305
Other	751	232	—	—	983

Subtotal	8,754	1,013	—	(68)	9,699

Deferred tax liabilities
Intangible assets	(2,664)	(392)	—	—	(3,056)
Property, plant and equipment	(597)	(55)	—	—	(652)
Financial assets measured at fair value through other comprehensive income	(845)	—	321	—	(524)
Other	(71)	56	—	—	(15)

Subtotal	(4,177)	(391)	321	—	(4,247)

Net deferred tax assets	4,577	622	321	(68)	5,452

[1]	Other mainly includes translation adjustments of foreign operations.
[2]	Balance as of April 1, 2019 includes effect of initial application of IFRS 16.

(3)	Unrecognized Deferred Tax Liabilities

There was a taxable temporary difference of ¥4,419 million and ¥4,013 million as of March 31, 2019 and 2020, respectively, related to investments in subsidiaries. However, this liability was not recognized as management has the ability to control any future reversal and does not consider such a reversal to be probable.

9.	Earnings Per Share

The basis of calculation of basic and diluted earnings per share (“EPS”) is as follows:

	Year ended March 31,
	2018	2019	2020
Profit attributable to owners of parent (million Yen)	14,017	19,376	19,279

Weighted average number of ordinary shares outstanding during the year (thousand shares)	38,883	43,775	43,781

Average number of ordinary shares during the year (thousand shares)	38,883	43,775	43,781

Dilutive effect (thousand shares)	24	29	37

Weighted average number of ordinary shares outstanding during the year after dilutive effect (thousand shares)	38,907	43,804	43,818

Profit per share (attributable to the owners of parent)
Basic earnings per share (Yen)	360.49	442.62	440.37
Diluted earnings per share (Yen)	360.26	442.32	440.00

There were 68 thousand, 80 thousand and 54 thousand shares, such as stock options that are anti-dilutive, not included in the calculation of diluted earnings per share for the years ended March 31, 2018, 2019 and 2020, respectively.

10.	Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Changes in financial assets measured at FVTOCI during the year	651	(38)	(1,049)
Related tax effects	(199)	12	321

Net	452	(26)	(728)
Exchange differences on translation of foreign operations	(4,233)	4,900	(2,438)
Related tax effects	—	—	—

Net	(4,233)	4,900	(2,438)

Total other comprehensive income	(3,781)	4,874	(3,166)

11.	Inventories

The components of inventories are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Finished goods	29,730	37,641
Work-in-process	14,782	16,232
Raw materials and supplies	18,937	21,587

Total	63,449	75,460

The write-downs of inventories recorded within cost of sales were ¥4,825 million, ¥3,945 million and ¥4,650 million for the years ended March 31, 2018, 2019 and 2020, respectively.

12.	Other Financial Assets

The components of other financial assets are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Financial assets measured at amortized cost
Guarantee deposits	275	262
Other	—	189
Equity instruments measured at fair value through other comprehensive income
Equity securities	6,664	5,604

Total	6,939	6,055

Other financial assets (current)	—	141
Other financial assets (non-current)	6,939	5,914

The fair value of major shareholdings within equity instrument measured at fair value through other comprehensive income is as follows:

	Yen (in millions)
	March 31,
	2019	2020
Sumitomo Corporation	1,314	1,063
Nippon Kayaku Co., Ltd.	1,145	871
Medical Ikkou Co., LTD.	580	497
Yakult Honsha Co., Ltd.	576	475
Alfresa Holdings Corporation	706	451
MEDIPAL HOLDINGS CORPORATION	574	440
Daito Pharmaceutical Co., Ltd	243	260
Other	1,526	1,547

Total	6,664	5,604

Other includes equity investment in private companies in the amount of ¥1,301 million and ¥1,358 million as of March 31, 2019 and 2020, respectively, all of which are classified as level 3 in the fair value hierarchy (see Note 23).

13.	Property, Plant and Equipment

The components of property, plant and equipment are as follows:

Year ended March 31, 2019

	Yen (in millions)
	Buildings and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Lease assets	Total
Acquisition cost
Balance at April 1, 2018	60,710	62,924	12,352	11,773	2,188	1,634	151,581
Acquisition	1,507	1,789	572	4	1,097	28	4,997
Sale and disposition	(1,538)	(1,118)	(570)	(16)	(25)	(403)	(3,670)
Transfer	793	764	115	—	(1,672)	—	—
Foreign currency translation differences	305	98	42	50	28	1	524
Other	—	—	—	—	105	—	105

Balance at March 31, 2019	61,777	64,457	12,511	11,811	1,721	1,260	153,537

Accumulated depreciation and impairment losses
Balance at April 1, 2018	(21,888)	(32,754)	(7,968)	(467)	(3)	(442)	(63,522)
Depreciation expenses	(2,509)	(6,229)	(1,399)	—	—	(113)	(10,250)
Sale and disposition	227	665	466	—	3	145	1,506
Foreign currency translation differences	(9)	(20)	(8)	—	—	(1)	(38)

Balance at March 31, 2019	(24,179)	(38,338)	(8,909)	(467)	—	(411)	(72,304)

Carrying amount
Balance at April 1, 2018	38,822	30,170	4,384	11,306	2,185	1,192	88,059
Balance at March 31, 2019	37,598	26,119	3,602	11,344	1,721	849	81,233

Year ended March 31, 2020

	Yen (in millions)
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Lease assets	ROU assets	Total
Acquisition cost
Balance at April 1, 2019	61,777	64,457	12,511	11,811	1,721	1,260	—	153,537
Adjustment on initial application of IFRS16	—	—	—	—	—	(1,260)	5,760	4,500
Acquisition	460	1,895	743	—	2,791	—	151	6,040
Sale and disposition	(163)	(1,165)	(296)	—	—	—	(35)	(1,659)
Transfer from construction in progress	37	1,433	170	97	(1,737)	—	—	—
Exchange differences on translation of foreign operations	(139)	(48)	(19)	(23)	(20)	—	(3)	(252)
Other	212	—	—	—	223	—	—	435

Balance at March 31, 2020	62,184	66,572	13,109	11,885	2,978	—	5,873	162,601

Accumulated depreciation and impairment losses
Balance at April 1, 2019	(24,179)	(38,338)	(8,909)	(467)	—	(411)	—	(72,304)
Adjustment on initial application of IFRS16	—	—	—	—	—	411	(123)	288
Depreciation amount	(2,616)	(6,170)	(1,284)	—	—	—	(964)	(11,034)
Sale and disposition	78	1,037	289	—	—	—	27	1,431
Exchange differences on translation of foreign operation	8	16	7	—	—	—	—	31

Balance at March 31, 2020	(26,709)	(43,455)	(9,897)	(467)	—	—	(1,060)	(81,588)

Carrying amount
Balance at April 1, 2019	37,598	26,119	3,602	11,344	1,721	849	—	81,233
Balance at March 31, 2020	35,475	23,117	3,212	11,418	2,978	—	4,813	81,013

Depreciation expenses related to property, plant and equipment are included in cost of sales, selling, general and administrative expenses, and research and development expenses of the consolidated statements of income.

Carrying amount of lease assets by finance lease or ROU assets included in property, plant and equipment is as follows:

	Yen (in millions)
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Total
Year ended March 31, 2019	777	4	68	849
Year ended March 31, 2020	3,936	657	220	4,813

14.	Goodwill and Intangible Assets

The components of goodwill and intangible assets are as follows:

Year ended March 31, 2019

	Yen (in millions)
	Goodwill	Intangible Assets
		Marketed Products	Research and Development	Trademark	Software	Other	Total
Acquisition cost
Balance at April 1, 2018	37,717	41,708	16,034	6,352	5,320	339	69,753
Addition	—	—	2,741	—	264	453	3,458
Disposition	—	(60)	—	(1)	(98)	(2)	(161)
Transfer	—	4,838	(4,838)	—	114	(95)	19
Exchange differences	1,686	1,559	471	283	27	—	2,340

Balance at March 31, 2019	39,403	48,045	14,408	6,634	5,627	695	75,409

Accumulated amortization and impairment losses
Balance at April 1, 2018	—	(5,100)	(2,099)	(9)	(3,611)	(16)	(10,835)
Amortization expenses	—	(5,333)	—	—	(693)	(4)	(6,030)
Impairment	—	—	(3,339)	—	—	—	(3,339)
Disposition	—	60	—	—	92	1	153
Exchange differences	—	(142)	(76)	—	(6)	—	(224)
Other	—	(233)	233	—	—	—	—

Balance at March 31, 2019	—	(10,748)	(5,281)	(9)	(4,218)	(19)	(20,275)

Carrying amount
Balance at April 1, 2018	37,717	36,608	13,935	6,343	1,709	323	58,918
Balance at March 31, 2019	39,403	37,297	9,127	6,625	1,409	676	55,134

Year ended March 31, 2020
	Yen (in millions)
		Intangible Assets
	Goodwill	Marketed Products	Research and Development	Trademark	Software	Other	Total
Acquisition cost
Balance at April 1, 2019	39,403	48,045	14,408	6,634	5,627	695	75,409
Addition	—	12,363	3,033	1	310	69	15,776
Disposition	—	—	—	—	(38)	—	(38)
Transfer	—	1,534	(1,534)	—	563	(597)	(34)
Exchange differences	(767)	(739)	(173)	(129)	(13)	—	(1,054)
Other	—	—	—	—	—	(2)	(2)

Balance at March 31, 2020	38,636	61,203	15,734	6,506	6,449	165	90,057

Accumulated amortization and impairment losses
Balance at April 1, 2019	—	(10,748)	(5,281)	(9)	(4,218)	(19)	(20,275)
Amortization expenses	—	(6,209)	—	—	(706)	(5)	(6,920)
Impairment	—	(802)	(665)	—	—	—	(1,467)
Disposition	—	—	—	—	35	—	35
Exchange differences	—	146	85	—	6	—	237
Other	—	(577)	577	—	—	2	2

Balance at March 31, 2020	—	(18,190)	(5,284)	(9)	(4,883)	(22)	(28,388)

Carrying amount
Balance at April 1, 2019	39,403	37,297	9,127	6,625	1,409	676	55,134
Balance at March 31, 2020	38,636	43,013	10,450	6,497	1,566	143	61,669

The table below provides information about significant intangible assets:

		Yen (in millions)
		Carrying amount as of March 31,		Remaining amortization period as of March 31, 2020
Name	Category	2019	2020
Zomig®	Marketed Products	2,370	1,842	4 years
Tosymra™	Marketed Products	—	4,988	9 years
Zembrace®	Marketed Products	—	6,687	9 years

Trademark was acquired in conjunction with the acquisition of USL. Trademark was determined to have an indefinite useful life, and therefore, it is carried at acquisition, not amortized and tested for impairment at least annually. Sawai is not aware of any material legal, regulatory, contractual, economic or other factors which would change the assessment over Trademark’s useful life as of March 31, 2020.

Impairment

Goodwill, Trademark and Research and Development are tested annually for impairment and other intangible assets including Marketed Products are tested whenever indicators of impairment arise.

Entire amount of Goodwill and Trademark are allocated to the U.S. Business segment, a CGU of Sawai. The recoverable amount of the CGU, which is based on value-in-use, has been derived from discounted forecast cash flow models using the terminal growth rate of 2.3% and pre-tax WACC of 10.9% as of March 31, 2020. The forecast cash flow involves number of assumptions, including pricing and costs, technical development, market size and competition. A change in these assumptions may have a significant impact on the amount, if any, of an impairment charge.

The estimated recoverable amount of the CGU exceeded the carrying amount by approximately ¥33,706 million as of March 31, 2020. Management has identified that a reasonably possible reduction in the terminal growth rate by 2.2% and increase in pre-tax WACC by 2.8%, could individually cause the carrying amount to exceed the recoverable amount.

Research and Development are tested annually for impairment while Marketed Products are amortized and tested for impairment when indicators arise. This testing is performed separately for each on the value-in-use, which is derived from discounted forecast cash flow models using the pre-tax WACC ranging from 6.3% to 14.7% for the year ended March 31, 2020. The main assumptions include future sales price and volume growth, costs, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on historical experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition.

During the year ended March 31, 2018, Sawai wrote down ¥217 million of Marketed Products due to decline in expected profitability, and ¥2,072 million of Research and Development due to decrease in expected profitability resulted from the entrance of “authorized generics” by competitors in Japan Business segment, as well as decrease in expected market price caused by intensified competition that resulted in discontinuation of certain development projects in the U.S. Business segment.

During the year ended March 31, 2019, Sawai wrote down ¥3,339 million of Research and Development due to decrease in expected profitability resulted from the entrance of authorized generics by competitors in Japan Business segment, as well as decrease in expected profitability caused by the competitor’s entrance into certain therapeutic category in the U.S. Business segment.

During the year ended March 31, 2020, Sawai wrote down ¥802 million of Marketed Products and ¥1,372 million of Research and Development due to decrease in profitability both in the Japan and U.S. Business segment caused by increased competition within certain therapeutic category. Sawai recorded reversal of previously recorded impairment losses of ¥707 million related to Research and Development based on favorable change in the market condition lead by competitors.

Impairment losses (net) recognized by each segment are as follows:

	Yen (in millions)
	Year ended March 31,
	2018			2019			2020
	Marketed Products	Research and Development	Total	Marketed Products	Research and Development	Total	Marketed Products	Research and Development	Total
Japan Business	204	353	557	—	467	467	802	241	1,043
U.S. Business	13	1,719	1,732	—	2,872	2,872	—	424	424

Total	217	2,072	2,289	—	3,339	3,339	802	665	1,467

15.	Trade and Other Payables

The components of trade and other payables are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Trade accounts payable	24,302	24,140
Other accounts payable	19,132	19,898

Total	43,434	44,038

Trade payables and other payables are classified as financial liabilities measured at amortized cost.

16.	Bonds and Borrowings

The components of bonds and borrowings are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Current portion of long-term borrowings	4,802	4,464
Current portion of bonds	—	9,992
Long-term borrowings, less current portion	55,048	50,584
Bonds, less current portion	19,956	9,983

Total	79,806	75,023

Bonds and borrowings (current)	4,802	14,456
Bonds and borrowings (non-current)	75,004	60,567

The composition of the bonds are as follows:

		Yen (in millions)
Name of Bond	Issue date	Principal amount in contractual currency	March 31,		Interest rate	Maturity
			2019	2020
1st Unsecured Bonds	June 2015	10,000	9,975	9,983	0.67%	June 2022
2nd Unsecured Bonds	December 2015	10,000	9,981	9,992	0.42%	December 2020

			19,956	19,975

The composition of the borrowings are as follows:

	Yen (in millions)
Instruments	Principal amount	Carrying amount at March 31,		Interest rate	Maturity
		2019	2020
2010 fixed rate loans	1,000	150	50	1.550%	June 2020
2014 fixed rate loans	5,500	1,369	582	1.560%	December 2020
2015 variable rate loans	5,000	2,144	1,430	3-month TIBOR + 0.3%	March 2022
2017 fixed rate loans	13,000	13,000	13,000	0.670%	December 2027
2017 variable rate loans	47,000	43,187	39,986	3-month TIBOR + 0.35%	December 2032

		59,850	55,048

Changes in liabilities accompanying changes in cash flows from financing activities are as follows:

Year ended March 31, 2019

	Yen (in millions)
	Balance at the beginning of the year	Cash flows from financing activities	Changes by non-cash elements			Balance at the end of the year
			Acquisition	Foreign exchange movement	Other
Bonds	19,937	—	—	—	19	19,956
Long-term borrowings	64,568	(4,718)	—	—	—	59,850

Total	84,505	(4,718)	—	—	19	79,806

Year ended March 31, 2020

	Yen (in millions)
	Balance at the beginning of the year	Cash flows from financing activities	Changes by non-cash elements			Balance at the end of the year
			Acquisition	Foreign exchange movement	Other
Bonds	19,956	—	—	—	19	19,975
Long-term borrowings	59,850	(4,802)	—	—	—	55,048

Total	79,806	(4,802)	—	—	19	75,023

17.	Other Financial Liabilities

The components of other financial liabilities are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Financial liabilities measured at amortized cost
Guarantee deposits (see Note 23)	2,476	2,590
Lease liabilities (2019: Finance lease liabilities)	577	5,024
Liabilities associated with deferred fixed payments for separately acquired intangible assets	—	3,189

Total	3,053	10,803

Other financial liabilities (current)	530	2,412
Other financial liabilities (non-current)	2,523	8,391

18.	Leases

(1)	Year ended March 31, 2019

[1]	Finance Lease

	Yen (in millions)
	Total minimum lease payment	Present value of total minimum lease payment
	As of March 31, 2019	As of March 31, 2019
Current portion	598	530
Over 1 year and within 5 years	48	46
Over 5 years	1	1

Total	647	577

Deduction: financial expenses	70

Present value of total minimum lease payment	577

Finance lease liabilities (current)	530
Finance lease liabilities (non-current)	47

Weighted average interest rate of finance lease liabilities as of March 31, 2019 is 3.5%.

[2]	Operating Lease

Future total lease payment payable under non-cancellable operating lease is as follows:

Yen (in millions)
As of March 31, 2019
Current portion	124
Over 1 year and within 5 years	232
Over 5 years	2

Total	358

Total lease payment payable under operating lease contracts, recognized as expenses, is as follows:

Yen (in millions)
As of March 31, 2019
Total lease payment	158

(2)	Year ended March 31, 2020

As a Lessee

The amounts recognized in profit or loss are as follows:

Yen (in millions)
Year ended March 31, 2020
Interest expense on lease liabilities	97
The expense relating to short-term leases	404
The expense relating to leases of low-value assets	107
The expense relating to variable lease payments	2

The following table shows the depreciation expenses for right-of-use assets by class of underlying asset. Note 13 sets out the information of the carrying amount of right-of-use assets by class of underlying asset.

	Yen (in millions)
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Total
Year ended March 31, 2020	656	242	66	964

The following table shows the maturity analysis of lease liabilities.

Yen (in millions)
As of March 31, 2020
Current portion	1,676
Over 1 year and within 5 years	2,321
Over 5 years	1,254

Total	5,251

Present value of total minimum lease payment	5,024

Lease liabilities (current)	1,656
Lease liabilities (non-current)	3,368

The total cash outflow for lease for the year ended March 31, 2020 was JPY 2,318 million.

The lease of inventory warehouse represents major parts of lease transaction by Sawai, for which the typical lease term is one year. Sawai assesses to determine the lease term whether there is an option to extend or terminate lease to be exercised with reasonable certainty taking into a consideration if penalty imposed on the cancellation of lease is significant. Sawai has assessed that Sawai is not reasonably certain to exercise the option to extend lease after the period penalty is imposed on.

19.	Other current liabilities

The components of other current liabilities are as follows:

	Yen (in millions)
	March 31,
	2019	2020
Accrued expenses	3,500	3,178
Accrued bonuses	2,911	2,886
Accrued consumption taxes	1,266	94
Other	995	753

Total	8,672	6,911

20.	Employee Benefits

Amount recognized as expenses in relation to the defined contribution plan is ¥661 million, ¥678 million and ¥681 million for years ended March 31, 2018, 2019 and 2020, respectively.

21.	Equity and other Equity Items

(1)	Capital and Capital Surplus

The components of share capital and capital surplus are as follows:

	Number of shares authorized (Thousands of shares)	Number of shares issued (Thousands of shares)	Share capital (Yen in millions)	Capital surplus (Yen in millions)
Balance as of April 1, 2017	77,600	38,168	27,171	27,803
Increase	—	5,903	13,999	14,851
Decrease	—	—	—	(81)

Balance as of March 31, 2018	77,600	44,071	41,170	42,573
Increase	—	5	15	276
Decrease	—	—	—	—

Balance as of March 31, 2019	77,600	44,076	41,185	42,849
Increase	—	6	14	14
Decrease	—	—	—	—

Balance as of March 31, 2020	77,600	44,082	41,199	42,863

Increase in the number of shares issued during the year ended March 31, 2018 was due to the public and private offerings completed by the Company in December 2017.

(2)	Treasury Shares

Number of shares of treasury shares and an increase/decrease in its amount are as follows:

	Number of shares (Thousands of shares)	Amount (Yen in millions)
Balance as of April 1, 2017	1,300	6,007
Increase	—	—
Decrease	(1,000)	(4,622)

Balance as of March 31, 2018	300	1,385
Increase	—	—
Decrease	—	—

Balance as of March 31, 2019	300	1,385
Increase	—	—
Decrease	—	—

Balance as of March 31, 2020	300	1,385

Decrease in the number of treasury shares during the year ended March 31, 2018 was due to disposal of treasury shares.

(3)	Other Components of Equity

Year ended March 31, 2018

	Yen (in millions)
	Reserve for share- based payments	Changes in financial assets measured at FVTOCI	Foreign currency translation differences	Total
Balance at the beginning of the year	343	1,493	—	1,836
Other comprehensive income	—	452	(2,889)	(2,437)

Total current comprehensive income	—	452	(2,889)	(2,437)
Issuance of new shares	(14)	—	—	(14)
Share-based payments	77	—	—	77
Changes in ownership interests in subsidiaries that do not result in loss of control	—	—	(129)	(129)

Total transactions with owners	63	—	(129)	(66)

Balance at the end of the year	406	1,945	(3,018)	(667)

Year ended March 31, 2019

	Yen (in millions)
	Reserve for share- based payments	Changes in financial assets measured at FVTOCI	Foreign currency translation differences	Total
Balance at the beginning of the year	406	1,945	(3,018)	(667)
Other comprehensive income	—	(26)	3,952	3,926

Total current comprehensive income	—	(26)	3,952	3,926
Issuance of new shares	(30)	—	—	(30)
Share-based payment	29	—	—	29

Total transactions with owners	(1)	—	—	(1)

Balance at the end of the year	405	1,919	934	3,258

Year ended March 31, 2020

	Yen (in millions)
	Reserve for share- based payments	Changes in financial assets measured at FVTOCI	Exchange differences on translation of foreign operations	Total
Balance at the beginning of the year	405	1,919	934	3,258
Other comprehensive income	—	(728)	(1,968)	(2,696)

Total current comprehensive income	—	(728)	(1,968)	(2,696)
Issuance of new shares	(28)	—	—	(28)
Share-based payments	70	—	—	70

Total transactions with owners	42	—	—	42

Balance at the end of the year	447	1,191	(1,034)	604

22.	Dividends

Amount of dividends and dividends per share are as follows:

Year ended March 31, 2018

Declaration date	Total amount of dividends (Yen in millions)	Dividends per share (Yen)	Date of record	Effective date
Annual general meeting of shareholders (June 27, 2017)	2,396	65	March 31, 2017	June 28, 2017
Board of Directors’ meeting (November 13, 2017)	2,397	65	September 30, 2017	December 7, 2017

Year ended March 31, 2019

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 26, 2018)	2,845	65	March 31, 2018	June 27, 2018
Board of Directors’ meeting (November 14, 2018)	2,846	65	September 30, 2018	December 7, 2018

Year ended March 31, 2020

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 25, 2019)	3,064	70	March 31, 2019	June 26, 2019
Board of Directors’ meeting (November 8, 2019)	2,846	65	September 30, 2019	December 9, 2019

Dividends declared for which the effective date falls in the following year are as follows:

Year ended March 31, 2020

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 23, 2020)	2,846	65	March 31, 2020	June 24, 2020

23.	Financial Instruments

(1)	Capital Management

Sawai sets a basic policy for capital management to maintain the optimum capital composition, which improves capital efficiency securing financial soundness and flexibility to continue corporate value improvement and realize return improvement to shareholders.

Sawai conducts monitoring of financial indices to maintain the optimum capital composition. Sawai continuously monitors its credit rating for soundness and flexibility of finance and return on the interest attributable to owner of the Company (ROE) for its capital efficiency.

There are no material capital regulations applied to Sawai.

(2)	Risk Management Policy

Sawai is exposed to various financial risks (credit risk, market risk and liquidity risk) in performing business activities. Therefore, based on internal rules, Sawai monitors financial risks on a regular basis and carries out measures for avoiding or reducing risks as necessary.

Sawai does not conduct any derivative transactions.

(3)	Credit Risk

[1]	Overview

Credit risk means the risk of financial losses incurred by Sawai if customers or counterparties of financial instrument transactions cannot perform obligations under contracts, which mainly arises from the receivables and contract assets of Sawai from customers.

(i)	Credit risk management

The credit risk in Sawai arises principally from receivables from customers, which resulted in Sawai mainly focusing on the credit risk management for its trade receivables. Sawai considers that its cash and cash equivalents have low credit risk based on the external credit ratings of banks that hold the cash and cash equivalents.

Sawai has established a credit policy under which each new customer is analyzed individually for creditworthiness before Sawai’s standard payment and delivery terms and conditions are offered. Sawai’s review includes financial statements, industry information and in some cases bank references. Sale limits are established for each customer and reviewed annually. Any increase from those limits requires approval of the person in charge, in accordance with Sawai’s internal policy. In order to limit its exposure to credit risk from trade receivables, Sawai receives cash from small sized customers as guarantee deposits to secure the payment from these customers.

(ii)	Concentration of credit risk

In the Japan Business segment, Sawai sells products mainly through a small number of wholesalers. Total revenue from the top four companies account for approximately 50% of revenue in the Japan Business. Trade receivables with the top four companies were ¥24,488 million and ¥22,566 as of March 31, 2019 and 2020, respectively.

[2]	Credit Exposure

The maximum exposure to credit risk of financial assets equals to the carrying amount of the financial assets which is net of allowances for ECLs, while there was no record of recognition of material impairment loss in the previous years.

[3]	Changes in Loss Allowance

Loss allowance for the years ended March 31, 2019 and 2020 were as follows:

Year ended March 31, 2019

	Yen (in millions)
	Loss allowance measured at the amount equal to lifetime expected credit loss	Loss allowance measured at the amount equal to 12-month expected credit loss	Total
Balance at the beginning of the year	24	—	24
Increased amount during the year	31	—	31

Balance at the end of the year	55	—	55

Year ended March 31, 2020

	Yen (in millions)
	Loss allowance measured at the amount equal to lifetime expected credit loss	Loss allowance measured at the amount equal to 12-month expected credit loss	Total
Balance at the beginning of the year	55	—	55
Increased amount during the year	3	—	3
Decreased amount during the year (utilization)	(22)	—	(22)
Decreased amount during the year (reversal)	(16)	—	(16)
Other (Note)	(1)	—	(1)

Balance at the end of the year	19	—	19

(Note) Other mainly includes changes from the effect of foreign exchanges.

[4]	Exposure to Credit Risk for Financial Assets

The following table provides aging analysis of the exposure to credit risk of financial assets at the end of reporting period. The cash and cash equivalents are not included in the table below as the impairment allowance is not material for the cash and cash equivalents:

As of March 31, 2019

	Yen (in millions)
	Trade receivables and contract assets for which loss allowance is measured at the amount equal to lifetime expected credit loss	Other receivables for which loss allowance is measured at the amount equal to 12-month expected credit loss	Total
Not past due	63,172	559	63,731
Within 30 days	—	—	—
Over 30 days within 60 days	—	—	—
Over 60 days	—	—	—

Total	63,172	559	63,731

As of March 31, 2020

	Yen (in millions)
	Trade receivables and contract assets for which loss allowance is measured at the amount equal to lifetime expected credit loss	Other receivables for which loss allowance is measured at the amount equal to 12-month expected credit loss	Total
Not past due	57,848	802	58,650
Within 30 days	2	51	53
Over 30 days within 60 days	1	—	1
Over 60 days	—	—	—

Total	57,851	853	58,704

[5]	Details of Security and Other Credit Supplementation

Sawai holds guarantee deposits as a security for some trade receivables. Balance of guarantee deposits recorded in other financial liabilities at the end of reporting period is as follows:

	Yen (in millions)
	March 31,
	2019	2020
Guarantee deposits	2,476	2,590

(4)	Liquidity Risk

[1]	Overview

Liquidity risk is the risk that Sawai will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Sawai’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Sawai’s reputation.

[2]	Maturity Analysis

Balance by maturity date of financial liabilities of Sawai is as follows (see Note 16 for detail):

As of March 31, 2019

	Yen (in millions)
	Carrying amount	Contractual cash flow	Within 1 year	Over 1 year within 2 years	Over 2 years within 3 years	Over 3 years within 4 years	Over 4 years within 5 years	Over 5 years
Bonds	19,956	20,240	91	10,080	59	10,010	—	—
Borrowings	59,850	60,149	4,832	4,489	3,849	3,131	3,047	40,801
Refund liabilities	8,071	8,071	8,071	—	—	—	—	—

Total	87,877	88,460	12,994	14,569	3,908	13,141	3,047	40,801

Refund liabilities includes ¥2,130 million of liabilities for right of return and ¥5,941 million of liabilities for rebates as of March 31, 2019. For lease liabilities, please refer to Note 18.

As of March 31, 2020

	Yen (in millions)
	Carrying amount	Contractual cash flow	Within 1 year	Over 1 year within 2 years	Over 2 years within 3 years	Over 3 years within 4 years	Over 4 years within 5 years	Over 5 years
Bonds	19,975	20,149	10,080	59	10,010	—	—	—
Borrowings	55,048	55,316	4,489	3,849	3,131	3,047	3,214	37,586
Refund liabilities	7,989	7,989	7,989	—	—	—	—	—
Liabilities associated with deferred fixed payments for separately acquired intangible assets	3,189	3,265	762	2,503	—	—	—	—

Total	86,201	86,719	23,320	6,411	13,141	3,047	3,214	37,586

Refund liabilities includes ¥1,748 million of liabilities for right of return and ¥6,241 million of liabilities for rebates as of March 31, 2020. For lease liabilities, please refer to Note 18.

(5)	Market Risk

[1]	Overview

Market risk is the risk related to market price changes, including foreign exchange rate, interest rate and stock price, which impacts Sawai’s income or the value of financial instruments held by Sawai. The purpose of market risk management is to maximize returns while managing and controlling exposure to market risk within a tolerable scope.

[2]	Exchange Risk

Sawai is mainly exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which purchases are dominated. The currency in which these transactions are primarily denominated in U.S. dollars. Sawai hedges the estimated foreign currency exposure in its purchase transaction in U.S. dollars by investing a foreign currency deposit in U.S. dollars under its risk management policy.

(i)	Exposure to exchange risk

Summary of quantitative data of Sawai’s exchange risk exposure, which were submitted to Sawai’s management based on the risk management policy, is as follows:

	U.S. Dollars (in thousands)
	March 31,
	2019	2020
Financial assets	162	846
Financial liabilities	(558)	(166)

Net amount of exposure in the consolidated statement of financial position	(396)	680

Net amount of exposure	(396)	680

(ii)	Exchange sensitivity analysis

Sawai is exposed mainly to U.S. dollars exchange risk. The strengthening (weakening) of the U.S. dollars against Yen by 10% would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below (net of tax). This analysis assumes that all other variables, in particular interest rates, remain constant. In this regard, they do not include the impact on translation into Yen for assets, liabilities, revenue and expenses of foreign operations.

Year ended March 31, 2018

Yen (in millions)
Profit or loss		Equity, net of tax
Strengthening	Weakening	Strengthening	Weakening
(150)	150	(150)	150

Year ended March 31, 2019

Yen (in millions)
Profit or loss		Equity, net of tax
Strengthening	Weakening	Strengthening	Weakening
3	(3)	3	(3)

Year ended March 31, 2020

Yen (in millions)
Profit or loss		Equity, net of tax
Strengthening	Weakening	Strengthening	Weakening
(5)	5	(5)	5

[3]	Interest Rate Risk

Sawai conducts financing by interest-bearing liabilities. Variable interest rate applies to some interest-bearing liabilities, which are exposed to interest rate fluctuation risk.

If the interest rate increases by 1% on the financial instruments issued by Sawai as of the reporting date to which the variable interest rate applies, an impact on net profit or (loss) is ¥(492) million, ¥(453) million and ¥(414) million in the year ended March 31, 2018, 2019 and 2020, respectively. See Note 17 for borrowings with variable interest rate.

Exposure to interest fluctuation risk is as follows:

	Yen (in millions)
	March 31,
	2019	2020
Borrowings to which variable interest rate applies	45,331	41,416

[4]	Stock Price Risk

(i)	Exposure to stock price risk

Sawai holds equity securities in certain companies and is exposed to the market price risks. These equity instruments were acquired for the strategic purposes, taking into consideration of various relationships and factors with customers or other business partners. Sawai periodically confirms the validity and reasonableness of holding the instruments, both from strategic and financial perspective.

(ii)	Stock price sensitivity analysis

The following summarizes the impact to the equity of Sawai at the reporting date if equity instruments would have increased or decreased by 10%:

	Yen (in millions)
	March 31,
	2018	2019	2020
10% change in stock price	(381)	(372)	(295)

Equity securities whose fair value classified as Level 3 are not included in the above stock price sensitivity analysis, because the effect is not material.

(6)	Classification of Accounting and Fair Value

[1]	Calculation Method of Fair Value

(i)	Equity securities

Fair value of equity securities is measured by market price. For investment in private company, fair value is measured using appropriate valuation method based on investees’ financial condition and projections.

(ii)	Bonds, borrowings and finance lease obligations

Fair value thereof is measured by the method calculating by discounting at the interest rate expected in the case of similar new financing for the total of principal and interest and with the same terms.

See Note 26 for contingent consideration related to the business combination.

[2]	Fair value Hierarchy Level

Each level is defined as follows:

Level 1:	Market price (unadjusted) of the same assets and liabilities in active markets

Level 2:	Input directly (that is, by price) or indirectly (that is, due to price) observable for assets and liabilities other than market price included in Level 1.

Level 3:	Input about assets and liabilities not based on the observable market data (unobservable input)

Transfer between fair value hierarchy levels is recognized on the day of change of events or situations that caused transfer.

[3]	Comparison between Fair Value and Carrying Amount

	Yen (in millions)
	March 31,
	2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds	19,956	20,175	19,975	20,119
Borrowings	59,850	58,955	55,048	54,252
Lease liabilities	577	585	—	—

Total	80,383	79,715	75,023	74,371

The carrying amount of financial assets and financial liabilities other than the above is a reasonable approximation of fair value.

The Level of fair value of bonds is Level 2 and level of fair value of borrowings and lease liabilities is classified as Level 3.

[4]	Measurement of Fair Value Recognized in the Consolidated Statement of Financial Position

As of March 31, 2019

	Yen (in millions)
	Level 1	Level 2	Level 3	Total
Equity instruments measured at fair value through other comprehensive income
Equity securities	5,363	—	1,301	6,664

There was no financial instrument transferred between levels of the fair value hierarchy.

As of March 31, 2020

	Yen (in millions)
	Level 1	Level 2	Level 3	Total
Equity instruments measured at fair value through other comprehensive income
Equity securities	4,246	—	1,358	5,604

There was no financial instrument transferred between levels of the fair value hierarchy.

The following table illustrates a reconciliation from the beginning to the ending balance for Level 3 financial assets, which solely consists of equity investment in private companies:

	Yen (in millions)
	March 31,
	2019	2020
Balance at the beginning of the year	652	1,301
Gain recognized as changes in fair value of financial instruments measured at FVTOCI	93	68
Purchases	555	—
Other	1	(11)

Balance at the end of the year	1,301	1,358

Reasonableness of the valuations is reviewed by the accounting department and approved by the department manager.

(7)	Offsetting Financial Assets and Financial Liabilities

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position where Sawai currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Sawai gives chargeback programs to wholesalers. Under the term of the agreement, the amounts payable by Sawai are offset against receivables from the wholesalers and only the net amounts are settled.

The following table presents the recognized financial instruments that are offset as of March 31, 2019 and 2020:

	Yen (in millions)
	Effect of offsetting on the statement of financial position
	Gross Amounts	Gross amounts set off	Net amounts presented
As of March 31, 2019
Financial assets:
Trade receivables and others	67,762	(4,086)	63,676

Financial Liabilities:
Refund liability	12,157	(4,086)	8,071

As of March 31, 2020
Financial assets:
Trade receivables and others	64,296	(5,611)	58,685

Financial Liabilities:
Refund liability	13,600	(5,611)	7,989

24.	Subsidiaries

The Company’s major subsidiaries are as follows:

Names of Major Subsidiaries	Major Business Activities	Location	Ownership ratio of voting rights (%)
Medisa Shinyaku Inc.	Sale of ethical pharmaceuticals	Japan	100.0
Kaken Shoyaku Co., Ltd.	Manufacture and sale of ethical pharmaceuticals	Japan	100.0
Sawai America Holdings INC.	Holding Company	US	100.0
Sawai America, LLC	Management of subsidiaries through holding of interests in subsidiaries	US	80.0
Upsher-Smith Laboratories, LLC	Manufacture and sale of ethical pharmaceuticals	US	80.0

25.	Related Parties

Compensation for key management personnel is as follows:

	Yen (in millions)
	Year ended March 31,
	2018	2019	2020
Basic compensation and bonuses	345	332	359
Share-based compensation	16	16	40

Total	361	348	399

26.	Business Combination

On May 31, 2017, Sawai acquired 100% interests in USL through Sawai America, LLC, a consolidated subsidiary of the Company (hereinafter “SAL”).

USL was established in 1919 and has been engaged in research and development, manufacture and sale of generic pharmaceutical products in the United States. As of the acquisition date, USL had a portfolio of approximately 30 products, mainly of oral solid preparations, as well as number of pipeline products. The Company aimed to expand in the U.S. market through the USL acquisition.

(1)	Consideration Transferred and Acquired Assets and Assumed Liabilities

Fair value of acquired assets and assumed liabilities and breakdown of consideration transferred are as follows:

Yen (in millions)
Trade and other receivables	24,819
Intangible assets	54,366
Other assets	21,411
Other liabilities	(23,396)

Goodwill	39,396

Total net assets acquired	116,596

Cash	111,258
Contingent consideration	5,338

Total consideration transferred	116,596

Goodwill mainly reflects the presence in the US market that has been achieved by the acquisition of USL. Entire goodwill will be deductible for tax purposes. Major intangible assets are intangible assets related to marketed products of ¥31,937 million and in process research and development of ¥15,580 million.

The acquisition-related expenses in the amount of ¥1,405 million was recorded in selling, general and administrative expenses of the consolidated statements of income.

The contingent consideration, provided for additional cash consideration of up to USD 50 million, was settled in USD 50 million (¥5,266 million) on February 2019 with no significant gain or loss.

(2)	Partial Sale of the Interest in Subsidiaries

The Company sold 20% interest in SAL, which held 100% interest in USL, to Sumitomo Corporation of Americas for a cash consideration of ¥23,688 million on January 3, 2018. This transaction did not result in a loss of control over the SAL and therefore were accounted for as equity transactions, resulting in increase in capital surplus of ¥732 million during the year ended March 31, 2018.

27.	Commitment and Contingency

(1)	Commitment

Commitment to acquire property, plant and equipment was ¥563 million and ¥574 million as of March 31, 2019 and 2020, respectively.

(2)	Litigation

Sawai is involved in certain following legal and administrative proceedings. Sawai may become involved in legal proceedings for which it is not possible to make reasonable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. Such cases will be disclosed in the notes but no provision will be provided.

Sawai is involved in government investigations and litigation arising from the marketing of its pharmaceutical products in the United States.

Government Investigation over USL

In January 2017, USL and its employees received subpoenas from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking documents and other information relating to the marketing and pricing of certain USL generic products and communications with competitors about such products. In May 2018, USL received a civil investigative demand from the DOJ Civil Division, pursuant to the Federal False Claims Act, seeking the same documents and information. USL is cooperating with these subpoena requests.

Civil Antitrust Litigation

Beginning in December 2016, numerous complaints have been filed in the United States against various manufacturers, including USL, on behalf of putative classes of direct and indirect purchasers of several generic drug products, as well as several individual direct and indirect purchaser opt-out plaintiffs. These complaints allege that the defendants engaged in conspiracies to fix prices and/or allocate market share of generic products. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. All such complaints have been transferred to the generic drug multidistrict litigation in the Eastern District of Pennsylvania.

Sawai has determined that outflow of economic resource is not probable from the complaints and thus has not recognized any liabilities related to the complaints as of March 31, 2020. Although Sawai may be required to reach an agreement with the plaintiffs to settle the complaints, the amount will be reimbursable under the escrow account in which the Company paid a portion of the consideration of the USL acquisition based on the agreement with the seller of USL. The escrow account is scheduled to be released to the seller in 2022. Sawai will be required to compensate the plaintiffs and recognize a loss if the settlement is made after the release of the escrow account.

28.	Events after Reporting Period

On June 11, 2020, Sawai entered into a licensing agreement with Neugen Pharma Co., Ltd. (“Neugen”) to acquire an exclusive license for the patent rights and know-how for WN136, an active compound in the treatment of amyotrophic lateral sclerosis (“ALS”), and its back-up compounds. The agreement also includes joint research and development of the commercialization of therapeutic drugs containing WN1316. With the execution of this agreement, Sawai will make a one-time contract payment of USD 3 million to Neugen, and, may make additional development and sales milestone payments based on the progress of future ALS therapeutic drug development and total annual net sales. In addition, after launch, Sawai will pay a pre-determined percentage of the ALS therapeutic drug’s annual net sales as a royalty. The one-time contract payment is capitalized as an intangible asset which will be amortized upon successful completion of the development project and will be tested for impairment annually or when indicators for impairment exist.

Schedule II. Valuation and Qualifying Accounts and Reserves

Sawai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

Year ended March 31, 2018

	Yen (in millions)
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	2,269	4,119		64,341	(63,853)	(198)	6,678
Inventory valuation allowance	3,029	—	4,825	—	(3,029)	(19)	4,806
Year ended March 31, 2019
	Yen (in millions)
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	6,678	—	—	46,019	(44,826)	200	8,071
Inventory valuation allowance	4,806	—	3,945	—	(4,825)	20	3,946
Year ended March 31, 2020
	Yen (in millions)
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	8,071	—	—	48,375	(48,349)	(108)	7,989
Inventory valuation allowance	3,946	—	4,650	—	(3,712)	(21)	4,863

APPENDIX A

SHARE TRANSFER PLAN

Sawai Pharmaceutical Co., Ltd. (the “Company”) formulates the share transfer plan (this “Plan”) in implementing transfer of shares through sole-share transfer (the “Share Transfer”) to incorporate a wholly owning parent company incorporated in the Share Transfer (the “Holding Company”), whereby the Company will be a wholly owned subsidiary company resulting from the Share Transfer, as set forth below.

Article 1. Purpose, Trade Name, Location of Head Office, and Total Number of Shares Authorized to Be Issued of the Holding Company, and Other Matters Provided in Its Articles of Incorporation

1.	The purpose, trade name, location of the head office, and the total number of shares authorized to be issued of the Holding Company shall be as set forth below:

(1)	Purpose

The purpose of the Holding Company shall be as set forth in Article 2 of the Articles of Incorporation attached hereto as Exhibit 1.

(2)	Trade Name

The trade name of the Holding Company shall be called “Sawai Group Holdings Kabushiki Kaisha” and in English, “SAWAI GROUP HOLDINGS Co., Ltd.”

(3)	Location of Head Office

The head office of the Holding Company shall be located in Osaka City, Japan.

(4)	Total Number of Shares Authorized to Be Issued

The total number of shares authorized to be issued by the Holding Company shall be seventy-seven million six hundred thousand (77,600,000) shares.

2.

Other than those set forth in the preceding paragraph, the matters to be provided in the Articles of Incorporation of the Holding Company shall be as described in the Articles of Incorporation attached hereto as Exhibit 1.

Article 2. Names of Directors at Incorporation, Audit & Supervisory Board Members at Incorporation, and the name of Accounting Auditor at Incorporation of the Holding Company

1.	The names of Directors at Incorporation of the Holding Company shall be as stated below:

Director: Mitsuo Sawai

Director: Kenzo Sawai

Director: Kazuhiko Sueyoshi

Director: Toru Terashima

Director: Masatoshi Ohara

Director: Nawomi Todo

2.	The names of Audit & Supervisory Board Members at Incorporation of the Holding Company shall be as stated below:

Audit & Supervisory Board Member: Tadao Tsubokura

Audit & Supervisory Board Member: Takanobu Tomohiro

Audit & Supervisory Board Member: Junichi Hirano

3.	The names of Substitute Audit & Supervisory Board Members at Incorporation of the Holding Company shall be as stated below:

Substitute Audit & Supervisory Board Member: Satoshi Soumi

Substitute Audit & Supervisory Board Member: Yoshitsugu Nishimura

App. A-1

4.	The name of Accounting Auditor at Incorporation of the Holding Company shall be as stated below:

Accounting Auditor: KPMG AZSA LLC

Article 3. Shares to Be Delivered upon the Share Transfer and Allotment of Such Shares

1.

Upon the Share Transfer, the Holding Company shall deliver to shareholders of the Company as of the point in time immediately preceding the acquisition of all of the issued and outstanding shares of the Company by the Holding Company through the Share Transfer (the “Base Time”), in exchange for the shares of common stock of the Company held by such shareholders, shares of common stock of the Holding Company in the number equal to the number obtained by multiplying the total number of shares of common stock issued by the Company as of the Base Time, by 1.

2.

Upon the Share Transfer, the Holding Company shall allot shares of common stock of the Holding Company to shareholders of the Company as of the Base Time, who are entitled to receive allotment pursuant to the preceding paragraph, at the ratio of one (1) share of common stock of the Holding Company per one (1) share of common stock of the Company held by such shareholders.

Article 4. Matters Relating to the Amounts of Stated Capital and Reserves of the Holding Company

1.	The amounts of stated capital and reserves at incorporation of the Holding Company shall be as set forth below:

(1)	Amount of Stated Capital

10 billion yen

(2)	Amount of Capital Reserves

The amount of capital reserves of the Holding Company as of the date of its incorporation shall be determined by the Company in accordance with the provisions of Article 52 of the Regulation on Corporate Accounting.

(3)	Amount of Retained Earnings Reserves

0 yen

Article 5. Stock Acquisition Rights to Be Delivered upon the Share Transfer and Allotment of Such Stock Acquisition Rights

1.

Upon the Share Transfer, the Holding Company shall deliver stock acquisition rights of the Holding Company to the holders of the respective stock acquisition rights issued by the Company as described in any of Rows (1) to (9) in Column 1 of the table below, who are entered or recorded in the stock acquisition right register of the Company as of the Base Time. In exchange for the respective stock acquisition rights of the Company held by each such holder, stock acquisition rights of the Holding Company described in the Rows in Column 2 of the said table corresponding to the stock acquisition rights of the Company held by such holder shall be allotted in the same number as the total number of the stock acquisition rights of the Company held by such holder as of the Base Time.

	Column 1		Column 2

	Name	Features	Name	Features

(1)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2013 (Share Remuneration-Type Stock Option)	Exhibit 2	1st Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 3

App. A-2

	Name	Features	Name	Features

(2)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2014 (Share Remuneration-Type Stock Option)	Exhibit 4	2nd Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 5

(3)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2015 (Share Remuneration-Type Stock Option)	Exhibit 6	3rd Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 7

(4)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2016 (Share Remuneration-Type Stock Option)	Exhibit 8	4th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 9

(5)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2017 (Share Remuneration - Type Stock Option)	Exhibit 10	5th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 11

(6)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2018 (Share Remuneration-Type Stock Option)	Exhibit 12	6th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 13

(7)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2019 (Share Remuneration-Type Stock Option)	Exhibit 14	7th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 15

(8)	Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2020 (Share Remuneration-Type Stock Option)	Exhibit 16	8th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)	Exhibit 17

(9)	2nd Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.	Exhibit 18	Stock Acquisition Rights of SAWAI GROUP HOLDINGS Co., Ltd. Issued in April 2021	Exhibit 19

2.

Upon the Share Transfer, the Holding Company shall allot stock acquisition rights of the Holding Company to the holders, as of the Base Time, of the stock acquisition rights of the Company as described in any of Rows (1) to (9) in Column 1 of the table referred to in the preceding paragraph, who are entitled to receive allotment pursuant to the preceding paragraph. For one (1) stock acquisition right of the Company held by each such holder, one (1) stock acquisition right of the Holding Company described in the Row in Column 2 corresponding to such stock acquisition right of the Company held by such holder will be allotted.

Article 6. Date of Formation of the Holding Company

The date on which the registration of incorporation of the Holding Company should be made (the “Formation Date”) shall be April 1, 2021; provided, however, that the Company may change the Formation Date by the resolution of the Board of Directors of the Company, if such change becomes necessary due to the necessity arising in the procedures for the Share Transfer or for any other reason

App. A-3

Article 7. General Meeting of Shareholders for Approval of This Plan

The Company shall request to adopt a resolution for approval of this Plan and necessary matters for the Share Transfer at the general meeting of shareholders planned to be held on December 21, 2020; provided, however, that the Company may change the date of such general meeting of shareholders if the necessity for such change arises in the procedures for the Share Transfer or for any other reason.

Article 8. Listing of Shares

The Holding Company plans to list the shares of common stock issued by it in the first section of the Tokyo Stock Exchange on the Formation Date.

Article 9. Shareholder Register Administrator

The shareholder register administrator of the Holding Company shall be Sumitomo Mitsui Trust Bank, Limited.

Article 10. Handling of Treasury Shares

The Company shall cancel treasury shares held by it which can be practically cancelled (including treasury shares to be acquired by purchasing its shares as a result of exercise in the Share Transfer of the appraisal right provided in Paragraph 1, Article 806 of the Companies Act), prior to the Base Time, by the resolution of the Board of Directors held on or before the immediately preceding day of the Formation Date.

Article 11. Amendment of the Terms and Conditions of the Share Transfer, and Cancellation of the Share Transfer.

If any material change occurs to the financial or management state of the Company due to an Act of God or any other similar events, or any circumstance occurs which materially disturbs implementation of the Share Transfer, at any time after the formulation of this Plan until the Formation Date, this Plan may be amended or the Share Transfer may be cancelled, by the resolution of the Board of Directors of the Company.

Article 12. Effect of This Plan

This Plan shall cease to be effective in case of any of the following events:

(1)	A resolution for approval of this Plan has not been adopted at a general meeting of shareholders of the Company on or before the immediately preceding day of the Formation Date; or

(2)

Any approval or the like of the relevant authority required under any domestic or foreign laws and regulations has not been obtained prior to the Formation Date, or any condition, restriction or the like is imposed on such approval or the like, which materially disturbs implementation of the Share Transfer.

July 28, 2020

Sawai Pharmaceutical Co., Ltd.
5-2-30, Miyahara, Yodogawa-ku, Osaka

Kenzo Sawai, President, Representative Director [seal]

App. A-4

(Exhibit 1)

ARTICLES OF INCORPORATION OF SAWAI GROUP HOLDINGS CO., LTD.

Chapter 1. General Provisions

Article 1.	(Trade Name)

The Company shall be called “Sawai Group Holdings Kabushiki Kaisha” and in English, “SAWAI GROUP HOLDINGS Co., Ltd.”

Article 2.	(Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1)

To hold shares or equity in domestic and/or overseas companies engaging in any business relating to medical and healthcare services, including manufacture and sale of pharmaceutical products and medical equipment, as well as various businesses incidental or relating to the same, and thereby manage business activities of such companies and provide management support or guidance to such companies;

(2)

To perform, on commission, the operations of any companies in which the Company holds shares or equity, such as management affairs, planning/public relations activities or the like, in whole or in part; and

(3)	To carry out any and all lawful businesses incidental or relating to any of the foregoing.

Article 3.	(Location of Head Office)

The Company shall have its head office in Osaka City, Japan.

Article 4.	(Establishment of Organizations)

The Company shall establish the following organizations, in addition to the General Meeting of Shareholders and Directors:

(1)	Board of Directors;

(2)	Audit & Supervisory Board Members;

(3)	Audit & Supervisory Board; and

(4)	Accounting Auditors.

Article 5.	(Method of Public Notice)

The method of public notices of the Company shall be electronic public notices; provided, however, that in case where the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the public notice of the Company may be given in the Nikkei.

Chapter 2. Shares

Article 6.	(Total Number of Shares Authorized to Be Issued)

The total number of shares authorized to be issued by the Company shall be seventy-seven million six hundred thousand (77,600,000) shares.

App. A-5

Article 7.	(Acquisition by the Company of Treasury Shares)

The Company may acquire treasury shares through market transactions or other means by a resolution of the Board of Directors.

Article 8.	(Number of Shares Constituting One Unit)

The number of shares constituting one unit of shares of the Company shall be one hundred (100).

Article 9.	(Rights Pertaining to Shares Constituting Less Than One Unit)

A shareholder of the Company may not exercise any rights, except for the rights set forth below, with respect to shares constituting less than one unit held by such shareholder:

(1)	The rights provided for in each item of Article 189, Paragraph 2 of the Companies Act of Japan;

(2)	The right to make a demand pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act of Japan; and

(3)	The right to receive an allotment of shares for subscription and stock acquisition rights for subscription in accordance with the number of shares held by such shareholder.

Article 10.	(Shareholder Register Administrator)

1.	The Company shall have a shareholder register administrator.

2.	The shareholder register administrator and its handling office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given by the Company.

3.

The preparation of and keeping of, and other operations relating to, the shareholder register and the stock acquisition right register of the Company shall be entrusted to the shareholder register administrator, and will not be handled by the Company.

Article 11	(Share Handling Regulations)

The handling and fees pertaining to shares of the Company shall be governed by, in addition to applicable laws and regulations or these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

Chapter 3. General Meetings of Shareholders

Article 12.	(Convocation)

An Annual General Meeting of Shareholders of the Company shall be convened within three months after the date following the last day of each business year, and an Extraordinary General Meeting of Shareholders shall be convened whenever necessary.

Article 13.	(Record Date for Annual General Meetings of Shareholders)

The record date for voting rights for the Annual General Meetings of Shareholders of the Company shall be March 31 of each year.

Article 14.	(Convener and Chair)

1.

Unless otherwise provided for by applicable laws and regulations, the Director and President shall, by a resolution of the Board of Directors, convene the General Meetings of Shareholders and act as the chair thereof.

App. A-6

2.

In case where the Director and President is unable to act, other Representative Director (or in case where such Representative Director is unable to act, other Director who is designated in accordance with an order of priority determined in advance by the Board of Directors) shall convene the General Meetings of Shareholders and act as the chair thereof.

Article 15.	(Disclosure through Internet and Deemed Provision of Reference Materials, Etc. for General Meeting of Shareholders)

In convening a General Meeting of Shareholders, the Company may be deemed to have provided its shareholders with information with respect to matters that should be described or indicated in the reference materials for the General Meeting of Shareholders, business reports, non-consolidated financial statements and consolidated financial statements, by disclosing those through the Internet in accordance with the ordinances of the Ministry of Justice.

Article 16	(Method of Adopting Resolutions)

1.

Unless otherwise provided for by applicable laws and regulations or these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of the attending shareholders entitled to exercise their voting rights.

2.

Resolutions provided for in Article 309, Paragraph 2 of the Companies Act of Japan shall be adopted by not less than two-thirds of the voting rights of the attending shareholders who hold not less than one-third of the voting rights of shareholders entitled to exercise their voting rights.

Article 17.	(Exercising of Voting Right through Proxy)

1.	A shareholder may exercise his/her voting right through one proxy who shall be another shareholder of the Company entitled to vote.

2.

In case of falling under the preceding paragraph, the shareholder or proxy thereof shall submit a written document evidencing an authority of the representation to the Company for each General Meeting of Shareholders.

Chapter 4. Directors and Board of Directors

Article 18.	(Number of Directors)

The Company shall have not more than twelve (12) Directors.

Article 19.	(Method of Election)

1.	Director(s) shall be elected at a General Meeting of Shareholders.

2.

A resolution for the election of Director(s) shall be adopted by a majority of the voting rights of the attending shareholders who hold not less than one-third of the voting rights of shareholders entitled to exercise their voting rights.

3.	Resolutions for the election of Directors shall not be made by cumulative voting.

Article 20.	(Term of Office)

The term of office of a Director shall be until the conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than one year after he/she was elected as the Director.

App. A-7

Article 21.	(Representative Director(s) and Directors with Special Titles)

1.	The Board of Directors shall appoint Representative Director(s) by its resolution.

2.

The Board of Directors shall appoint one Director and Chairman, and one Director and President, respectively, from among Directors by its resolution. The Board of Directors may also appoint one or more Director and Vice Chairman, Director and Vice President, Senior Managing Director and Managing Director, as necessary.

Article 22.	(Convener and Chair of Meetings of the Board of Directors)

1.	Unless otherwise provided for by applicable laws and regulations, the Director and Chairman shall convene meetings of the Board of Directors and act as the chair thereof.

2.

In case where the office of Director and Chairman is vacant or the Director and Chairman is unable to act, the Director and President (or in case where the Director and President is unable to act, another Director who is designated in accordance with an order of priority determined in advance by the Board of Directors) shall convene the meetings of the Board of Directors and act as the chair thereof.

Article 23.	(Notice to Convene Meetings of the Board of Directors)

1.

Notice to convene a meeting of the Board of Directors shall be dispatched to each Director and Audit & Supervisory Board Member at least two (2) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency.

2.	A meeting of the Board of Directors may be held without taking the procedures of convocation with the unanimous consent of all Directors and Audit & Supervisory Board Members.

Article 24.	(Omission of Resolution of the Board of Directors)

The Company shall deem that a resolution of the Board of Directors is adopted when the requirements set forth in Article 370 of the Companies Act of Japan are satisfied.

Article 25. (Rules of the Board of Directors)

Matters regarding the Board of Directors shall be governed by, in addition to applicable laws and regulations or these Articles of Incorporation, the Rules of the Board of Directors established by the Board of Directors.

Article 26.	(Compensations)

The financial benefits to be paid by the Company as a consideration for the performance of duties, such as compensation and bonuses, (the “Compensations”) for Directors shall be determined by a resolution at a General Meeting of Shareholder.

Article 27.	(Liability Limitation Agreements with Directors)

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan, the Company may enter into an agreement with each Director (except for those who serve as the executive directors, etc.) that limits the liability for damages incurred by such Director due to the negligence of his/her duties; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided for by applicable laws and regulations.

App. A-8

Chapter 5. Audit & Supervisory Board Members and Audit & Supervisory Board

Article 28.	(Number of Audit & Supervisory Board Members)

The Company shall have not more than five Audit & Supervisory Board Members.

Article 29.	(Method of Election)

1.	Audit & Supervisory Board Member(s) shall be elected at a General Meeting of Shareholders.

2.

A resolution for the election of Audit & Supervisory Board Member(s) shall be adopted by a majority of the voting rights of the attending shareholders who hold not less than one-third of the voting rights of shareholders entitled to exercise their voting rights.

3.

In accordance with the provisions of Article 329, Paragraph 3 of the Companies Act of Japan, the Company may elect Substitute Audit & Supervisory Board Member(s) at the General Meeting of Shareholders, in order to prepare for cases where the Company lacks the number of Audit & Supervisory Board Members required by applicable laws and regulations.

4.

A resolution regarding the election of Substitute Audit & Supervisory Board Member(s), as described in the previous paragraph, shall be effective until the commencement of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than four years after the date when the resolution was made, provided that the resolution itself does not stipulate a shorter term of validity.

Article 30.	(Term of Office)

1.

The term of office of an Audit & Supervisory Board Member shall be until the conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than four years after he/she was elected as the Audit & Supervisory Board Member.

2.

The term of office of an Audit & Supervisory Board Member who was elected as a substitute for an Audit & Supervisory Board Member who retired before the expiration of his/her term of office, shall expire at the same time as the original term of office of the retired Audit & Supervisory Board Member. However, where a Substitute Audit & Supervisory Board Member, who was elected in accordance with Paragraph 3 of the previous Article, assumes the office of Audit & Supervisory Board Member, his/her term of office may not extend beyond the time of conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than four years after the date when he/she was elected as the Substitute Audit & Supervisory Board Member.

Article 31.	(Standing Audit & Supervisory Board Member(s))

The Audit & Supervisory Board shall appoint Standing Audit & Supervisory Board Member(s) by its resolution.

Article 32.	(Notice to Convene Meetings of the Audit & Supervisory Board)

1.

Notice to convene a meeting of the Audit & Supervisory Board shall be dispatched to each Audit & Supervisory Member at least two (2) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency.

2.	A meeting of the Audit & Supervisory Board may be held without taking the procedures of convocation with the unanimous consent of all Audit & Supervisory Board Members.

App. A-9

Article 33.	(Rules of the Audit & Supervisory Board)

Matters regarding the Audit & Supervisory Board shall be governed by, in addition to applicable laws and regulations or these Articles of Incorporation, the Rules of the Audit & Supervisory Board established by the Audit & Supervisory Board.

Article 34.	(Compensations)

The Compensations for Audit & Supervisory Board Members shall be determined by a resolution at a General Meeting of Shareholders.

Article 35.	(Liability Limitation Agreements with Audit & Supervisory Board Members)

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan, the Company may enter into an agreement with each Audit & Supervisory Board Member that limits the liability for damages incurred by such Audit & Supervisory Board Member due to the negligence of his/her duties; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided for by applicable laws and regulations.

Chapter 6. Accounting

Article 36.	(Business Year)

The business year of the Company shall be the one-year period from April 1 of each year to March 31 of the following year.

Article 37.	(Record Date for Dividends from Surplus)

1.	The record date for year-end dividends of the Company shall be March 31 of each year.

2.	In addition to the dividends in the preceding paragraph, the Company may pay dividends by specifying a different record date(s) therefor.

Article 38.	(Interim Dividends)

The Company may pay interim dividends with the record date of September 30 of each year by a resolution of the Board of Directors.

Article 39.	(Period of Exclusion Concerning Dividends)

1.

In case where the dividend property consists of monies, if such property remains unreceived upon the expiration of three full years from the date of commencement of the payment thereof, the Company shall be exempted from its obligation to make such payment.

2.	Unpaid dividends shall not bear any interest.

SUPPLEMENTARY PROVISIONS

Article 1.	(Initial Business Year)

Notwithstanding the provision of Article 36, the initial business year of the Company shall commence on the date of establishment of the Company and shall end on March 31, 2022.

App. A-10

Article 2.	(Compensations)

1.

Notwithstanding the provision of Article 26, the amount of the Compensations for Directors shall be within 670 million yen (670,000,000 yen) for a year; provided, however, that such amount for the Compensations for Directors do not include the employee salaries of Directors who concurrently serve as employees.

2.	Notwithstanding the provision of Article 34, the amount of the Compensations for Audit & Supervisory Board Members shall be within 50 million yen (50,000,000 yen) for a year.

Article 3.	(Deletion of these Supplementary Provisions)

These supplementary provisions shall be deleted at the time of the conclusion of the first Annual General Meeting of Shareholders of the Company.

App. A-11

(Exhibit 2)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2013

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2013 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 11, 2013 to July 10, 2043.

App. A-12

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the

App. A-13

absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

Value of the property to be contributed upon exercise of stock acquisition rights, as determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-14

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the events set forth in item A or B below (however, for item B, except for the case where the delivery of stock acquisition rights of the Reorganized Company to Stock Acquisition Right Holders are set forth in the relevant merger agreement, share exchange agreement or share transfer plan in accordance with Clause 8 above), in the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the period set forth in each item:

A.	If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2042:

From July 11, 2042 to July 10, 2043

B.

A proposal for approval of a merger agreement under which the Company becomes a disappearing company or a proposal for approval of a share exchange agreement or a share transfer plan under which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders (or resolved by the Board of Directors if a resolution at a general meeting of shareholders is not required):

Within fifteen (15) days from the day immediately following the approval date.

(3)	The provisions of items (1) and (2)A above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 10, 2013

App. A-15

(Exhibit 3)

Features of the 1st Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

1st Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 10, 2043.

App. A-16

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a

App. A-17

share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

Value of the property to be contributed upon exercise of stock acquisition rights, as determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

App. A-18

(2)

Notwithstanding the provision in item (1) above, in the events set forth in item A or B below (however, for item B, except for the case where the delivery of stock acquisition rights of the Reorganized Company to Stock Acquisition Right Holders are set forth in the relevant merger agreement, share exchange agreement or share transfer plan in accordance with Clause 8 above), in the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the period set forth in each item:

A.	If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2042:

From July 11, 2042 to July 10, 2043

B.

A proposal for approval of a merger agreement under which the Company becomes a disappearing company or a proposal for approval of a share exchange agreement or a share transfer plan under which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders (or resolved by the Board of Directors if a resolution at a general meeting of shareholders is not required):

Within fifteen (15) days from the day immediately following the approval date.

(3)	The provisions of items (1) and (2)A above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-19

(Exhibit 4)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in August 2014

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2014 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From August 12, 2014 to August 11, 2044.

App. A-20

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the

App. A-21

incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

App. A-22

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by August 11, 2043:

From August 12, 2043 to August 11, 2044

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

August 11, 2014

App. A-23

(Exhibit 5)

Features of the 2nd Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

2nd Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to August 11, 2044.

App. A-24

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a

App. A-25

share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)	In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which

App. A-26

they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by August 11, 2043:

From August 12, 2043 to August 11, 2044

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-27

(Exhibit 6)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2015

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2015 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 11, 2015 to July 10, 2045.

App. A-28

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the

App. A-29

incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-30

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2044:

From July 11, 2044 to July 10, 2045

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 10, 2015

App. A-31

(Exhibit 7)

Features of the 3rd Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

3rd Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 10, 2045.

App. A-32

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the

App. A-33

absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter) provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-34

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2044:

From July 11, 2044 to July 10, 2045

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-35

(Exhibit 8)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2016

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2016 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 13, 2016 to July 12, 2046.

App. A-36

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the

App. A-37

absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-38

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 12, 2045:

From July 13, 2045 to July 12, 2046

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 12, 2016

App. A-39

(Exhibit 9)

Features of the 4th Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

4th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 12, 2046.

App. A-40

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the

App. A-41

absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-42

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 12, 2045:

From July 13, 2045 to July 12, 2046

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-43

(Exhibit 10)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2017

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2017 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 13, 2017 to July 12, 2047.

App. A-44

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the

App. A-45

incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-46

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 12, 2046:

From July 13, 2046 to July 12, 2047

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 12, 2017

App. A-47

(Exhibit 11)

Features of the 5th Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

5th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 12, 2047.

App. A-48

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the

App. A-49

consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-50

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 12, 2046:

From July 13, 2046 to July 12, 2047

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-51

(Exhibit 12)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2018

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2018 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 12, 2018 to July 11, 2048.

App. A-52

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the

App. A-53

consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-54

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 11, 2047:

From July 12, 2047 to July 11, 2048

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 11, 2018

App. A-55

(Exhibit 13)

Features of the 6th Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

6th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 11, 2048.

App. A-56

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a

App. A-57

share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

App. A-58

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 11, 2047:

From July 12, 2047 to July 11, 2048

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-59

(Exhibit 14)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2019

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2019 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 11, 2019 to July 10, 2049.

App. A-60

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the

App. A-61

incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-62

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2048:

From July 11, 2048 to July 10, 2049

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 10, 2019

App. A-63

(Exhibit 15)

Features of the 7th Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

7th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 10, 2049.

App. A-64

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a

App. A-65

share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

App. A-66

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 10, 2048:

From July 11, 2048 to July 10, 2049

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-67

(Exhibit 16)

Features of Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

Issued in July 2020

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2020 (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From July 9, 2020 to July 8, 2050.

App. A-68

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the

App. A-69

incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

App. A-70

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they no longer hold a position as either director or executive officer of the Company (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 8, 2049:

From July 9, 2049 to July 8, 2050

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

The amount to be paid in for each Stock Acquisition Right is calculated by multiplying the option price per share determined in accordance with the Black-Sholes model (any fraction of less than one (1) yen shall be rounded off) by the Number of Shares Granted. However, a person who is allotted Stock Acquisition Rights shall, in lieu of the payment of such paid in amount, offset the obligation regarding the paid in amount for Stock Acquisition Rights against the claim for remunerations against the Company.

12.	Allotment Date of Stock Acquisition Rights

July 8, 2020

App. A-71

(Exhibit 17)

Features of the 8th Stock Acquisition Rights in 2021 of

SAWAI GROUP HOLDINGS Co., Ltd.

(Share Remuneration-Type Stock Option)

1.	Name of Stock Acquisition Rights

8th Stock Acquisition Rights in 2021 of SAWAI GROUP HOLDINGS Co., Ltd. (Share Remuneration-Type Stock Option)

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right (the “Number of Shares Granted”) shall be two hundred (200) shares. However, if the Company carries out a share split of its common stock (including allotment of its common stock without contribution; hereinafter the same shall apply to descriptions of share split) or consolidation of its common stock on or after the date on which Stock Acquisition Rights are allotted as set forth in Clause 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of share split or consolidation of shares

The Number of Shares Granted after adjustment shall be applied, in the case of a share split, on or after the day immediately following the record date of the share split (if no record date is fixed, the effective date thereof) or, in the case of a consolidation of shares, on or after the effective date thereof. However, if a share split is carried out on the condition that a proposal to decrease surplus and increase the capital or capital reserves is approved at a general meeting of shareholders and the record date of the share split is set on or before the day of conclusion of the general meeting of shareholders, the Number of Shares Granted after adjustment shall, from the day immediately following the day of conclusion of the general meeting of shareholders, be retroactively applied as of the day immediately following the record date.

On or after the Allotment Date, if the Company carries out a merger or company split, or otherwise needs to adjust the Number of Shares Granted in occasions similar to the foregoing, the Company may adjust the Number of Shares Granted, as appropriate, to a reasonable extent.

In case of adjustment of the Number of Shares Granted, the Company shall notify each individual holding Stock Acquisition Rights who is entered in the stock acquisition right register (hereinafter referred to as the “Stock Acquisition Right Holder”) of or publicly announce the necessary details no later than the day immediately before the date to apply the Number of Shares Granted after adjustment. However, if the notice or public announcement cannot be made by the day immediately before the date to apply it, the Company shall make the notice or public announcement promptly thereafter.

3.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount calculated by multiplying the exercise price per share that a Stock Acquisition Right Holder can receive upon exercise of Stock Acquisition Rights, which is one (1) yen, by the Number of Shares Granted.

4.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to July 8, 2050.

App. A-72

5.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in the capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

6.	Restriction on the acquisition of Stock Acquisition Rights by transfer

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

If any of the proposals described in (1) to (5) below is approved at a general meeting of shareholders (or resolved by the Board of Directors of the Company if a resolution at a general meeting of shareholders is not required), the Company may acquire Stock Acquisition Rights without consideration on a date separately determined by the Board of Directors of the Company:

(1)	Proposal for approval of a merger agreement under which the Company will be a disappearing company;

(2)	Proposal for approval of a company split agreement or company split plan under which the Company will be a split company;

(3)	Proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary;

(4)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of all shares issued by the Company, the approval of the Company shall be obtained for any acquisition of the shares by transfer; or

(5)

Proposal for approval of amendments to the Articles of Incorporation to introduce provisions that, as a feature of shares of the class underlying Stock Acquisition Rights, the approval of the Company shall be obtained for any acquisition of shares of such class by transfer, or that the Company may acquire all shares of such class based on a resolution at a general meeting of shareholders.

8.	Decision-making policy on the delivery of stock acquisition rights of the Reorganized Company

When the Company carries out a merger (only if the Company disappears in the merger), absorption-type company split or incorporation-type company split (in either case, only if the Company becomes a split company), or share exchange or share transfer (in either case, only if the Company becomes a wholly-owned subsidiary) (hereinafter generally referred to as the “Reorganization Measure”), stock acquisition rights of the stock company indicated in Article 236, paragraph (1), item (viii)(a) to (e) of the Companies Act (hereinafter referred to as “Reorganized Company”), as applicable, shall be delivered to the Stock Acquisition Right Holders who hold Stock Acquisition Rights remaining as of the time immediately before the effective date of the Reorganization Measure (“Remaining Stock Acquisition Rights”) (such effective date means, in the case of an absorption-type merger, the date on which the absorption-type merger takes effect; in the case of a consolidation-type merger, the incorporation date of the company incorporated in the

App. A-73

consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split takes effect; in the case of an incorporation-type company split, the incorporation date of the company incorporated in the incorporation-type company split; in the case of a share exchange, the date on which the share exchange takes effect; and in the case of a share transfer, the incorporation date of the wholly-owning parent company incorporated in the share transfer; the same shall apply hereinafter), provided that the relevant absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered in accordance with the terms of the following items:

(1)	Number of stock acquisition rights of the Reorganized Company to be delivered

The same number of stock acquisition rights as the number of the Remaining Stock Acquisition Rights held by each Stock Acquisition Right Holder shall be delivered.

(2)	Class of shares of the Reorganized Company underlying the stock acquisition rights

Common stock of the Reorganized Company.

(3)	Number of shares of the Reorganized Company underlying the stock acquisition rights

To be determined by applying mutatis mutandis Clause 2 above, taking into account the conditions and other matters of the Reorganization Measure.

(4)	Value of the property to be contributed upon exercise of stock acquisition rights

The value of the property to be contributed upon exercise of each stock acquisition right delivered shall be the amount calculated by multiplying the exercise price after reorganization, set forth below, by the number of shares of the Reorganized Company underlying the stock acquisition rights as determined in accordance with item (3) above. The exercise price after reorganization shall be one (1) yen per share of the Reorganized Company that the Stock Acquisition Right Holders can receive upon exercise of each stock acquisition right delivered.

(5)	Period during which the stock acquisition rights can be exercised

From the later of either the first day of the period during which Stock Acquisition Right can be exercised as set forth in Clause 4 above or the effective date of the Reorganization Measure to the expiration of the period during which Stock Acquisition Rights can be exercised as set forth in Clause 4 above.

(6)	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of exercise of the stock acquisition rights

To be determined by applying mutatis mutandis Clause 5 above.

(7)	Restriction on the acquisition of the stock acquisition rights by transfer

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the Reorganized Company.

(8)	Terms of acquisition of stock acquisition rights

To be determined by applying mutatis mutandis Clause 7 above.

(9)	Other conditions for exercising stock acquisition rights

To be determined by applying mutatis mutandis Clause 10 below.

9.	Handling of fractions less than one (1) share resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to the Stock Acquisition Right Holders who have exercised their Stock Acquisition Rights shall be rounded down.

App. A-74

10.	Other conditions for exercising Stock Acquisition Rights

(1)

In the period set forth in Clause 4 above, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within ten (10) days from the day immediately following the day on which they lose all the positions as director or executive officer of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company) (the “Date of Losing Position”).

(2)

Notwithstanding the provision in item (1) above, in the following event, the Stock Acquisition Right Holders can exercise their Stock Acquisition Rights only within the following period in the period set forth in Clause 4 above:

If the Date of Losing Position did not occur to a Stock Acquisition Right Holder by July 8, 2049:

From July 9, 2049 to July 8, 2050

(3)	The provisions of items (1) and (2) above shall not apply to persons who succeeded to Stock Acquisition Rights by inheritance.

(4)	If a Stock Acquisition Right Holder has waived Stock Acquisition Rights, such holder can no longer exercise such Stock Acquisition Rights.

11.	Calculation method of the amount to be paid in for Stock Acquisition Rights

Any payment of money is not required.

12.	Allotment Date of Stock Acquisition Rights

April 1, 2021

App. A-75

(Exhibit 18)

Features of the 2nd Stock Acquisition Rights of

Sawai Pharmaceutical Co., Ltd.

1.	Name of Stock Acquisition Rights

2nd Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd.

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right shall be one hundred (100) shares.

If the Company carries out a share split or consolidation of shares, the number of shares underlying Stock Acquisition Rights shall be adjusted by using the formula below. However, such adjustment shall be made for the number of shares underlying Stock Acquisition Rights that have not been exercised at that time, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of share split or consolidation of shares

If the Company carries out a merger, company split, share exchange or share transfer (hereinafter generally referred to as the “Merger, etc.”), allots its shares without contribution, or otherwise needs to adjust the number of shares, the Company may adjust the number of shares to a reasonable extent in view of the conditions of the Merger etc. or the allotment of shares without contribution, or other matters.

3.	Paid-in amount for Stock Acquisition Rights

Any payment of money is not required.

4.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The subject of contribution made upon exercise of Stock Acquisition Rights shall be money, and the value thereof shall be the amount calculated by multiplying the amount to be paid in per share upon exercise of Stock Acquisition Rights (the “Exercise Price”) by the number of shares underlying each Stock Acquisition Right, where the Exercise Price shall be JPY 7,716.

If the Company carries out a share split or consolidation of shares with respect to its common stock, the Exercise Price described above shall be adjusted in accordance with the ratio of the share split or consolidation of shares by using the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up:

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Ratio of share split or consolidation of shares

If the Company issues new shares or dispose of its treasury shares with respect to its common stock at a price lower than the market price (excluding any sale of treasury shares based on the provisions of Article 194 of the Companies Act (a demand for the sale of shares less than one unit made by a holder of shares less than one unit), or conversion or exercise of securities to be converted or convertible to common stock of the Company or stock options under which holders thereof can demand delivery of common stock of the Company (including those attached to bonds with stock acquisition rights)), the Exercise Price described

App. A-76

above shall be adjusted by using the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up:

Exercise Price after adjustment	=	Exercise Price before adjustment	×	No. of issued and outstanding shares	+	No. of newly issued shares	×	Paid-in amount per share
Market price per share
No. of issued and outstanding shares + No. of newly issued shares

In the formula above, the “no. of issued and outstanding shares” means the number of issued common stock of the Company less the number of treasury shares held by the Company in terms of its common stock, and in case of any disposition of treasury shares, the “no of newly issued shares” shall be read as the “no. of treasury shares to be disposed of” and the “paid-in amount per share” shall be read as the “disposal price per share.”

Further, if the Company carries out the Merger, etc., allots its shares without contribution, or otherwise needs to adjust the Exercise Price described above, the Company may adjust the Exercise Price to a reasonable extent in view of the conditions of the Merger etc. or the allotment of shares without contribution, or other matters.

5.	Period during which Stock Acquisition Rights can be exercised

From August 8, 2017 to August 31, 2021. However, if the last day of such exercise period falls on a non-business day of the Company, the last day shall be the immediately preceding business day.

6.	Conditions for Exercising Stock Acquisition Rights

At the time of exercising the right, the relevant holder of Stock Acquisition Rights needs to hold a status as a director, executive officer or employee of the Company, except where a director or executive officer retires from the position upon expiration of the term or an employee retires based on the age limit, or where the Board of Directors of the Company considers that there is a due reason.

7.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in the capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

8.	Matters concerning acquisition of Stock Acquisition Rights

(1)

If a holder of Stock Acquisition Rights no longer satisfies the conditions for exercising Stock Acquisition Rights set forth in Clause 6 above, the Company may acquire the relevant Stock Acquisition Rights without consideration.

(2)

If a proposal for approval of a merger agreement under which the Company will be a disappearing company is approved at a general meeting of shareholders, or a proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary is approved at a general meeting of shareholders, the Company may acquire Stock Acquisition Rights without consideration.

App. A-77

9.	Restriction on transfer of Stock Acquisition Rights

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

10.	Decision-making policy on the delivery of stock acquisition rights of the reorganized company in case of a reorganization

If an agreement, plan or the like executed in connection with any reorganization sets forth that stock acquisition rights of the following stock companies will be delivered, the stock acquisition rights of the following stock companies shall be delivered in accordance with the ratio relevant to such reorganization:

(1)	Merger (only if the Company disappears in the merger)

The stock company that survives the merger or the stock company incorporated as a result of the merger.

(2)	Absorption-type company split

The stock company which succeeds, in whole or in part, to any rights and obligations that a stock company effecting an absorption-type company split holds in connection with its business.

(3)	Incorporation-type company split

The stock company that is incorporated in the incorporation-type company split.

(4)	Share exchange

The stock company that acquires all of the issued shares of the stock company effecting the share exchange.

(5)	Share Transfer

The stock company incorporated as a result of the share transfer.

11.	Allotment date of Stock Acquisition Rights

August 7, 2015

12.	Rounding down of fractions resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to holders of Stock Acquisition Rights shall be rounded down.

App. A-78

(Exhibit 19)

Features of Stock Acquisition Rights of

SAWAI GROUP HOLDINGS Co., Ltd.

Issued in April 2021

1.	Name of Stock Acquisition Rights

Stock Acquisition Rights of SAWAI GROUP HOLDINGS Co., Ltd. Issued in April 2021

2.	Class and number of shares underlying Stock Acquisition Rights

The class of shares underlying Stock Acquisition Rights shall be the common stock of the Company and the number of shares underlying each Stock Acquisition Right shall be one hundred (100) shares.

If the Company carries out a share split or consolidation of shares, the number of shares underlying Stock Acquisition Rights shall be adjusted by using the formula below. However, such adjustment shall be made for the number of shares underlying Stock Acquisition Rights that have not been exercised at that time, and any fraction of less than one (1) share resulting from the adjustment shall be rounded down.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of share split or consolidation of shares

If the Company carries out a merger, company split, share exchange or share transfer (hereinafter generally referred to as the “Merger, etc.”), allots its shares without contribution, or otherwise needs to adjust the number of shares, the Company may adjust the number of shares to a reasonable extent in view of the conditions of the Merger etc. or the allotment of shares without contribution, or other matters.

3.	Paid-in amount for Stock Acquisition Rights

Any payment of money is not required.

4.	Value of the property to be contributed upon exercise of Stock Acquisition Rights

The subject of contribution made upon exercise of Stock Acquisition Rights shall be money, and the value thereof shall be the amount calculated by multiplying the amount to be paid in per share upon exercise of Stock Acquisition Rights (the “Exercise Price”) by the number of shares underlying each Stock Acquisition Right, where the Exercise Price shall be JPY 7,716.

If the Company carries out a share split or consolidation of shares with respect to its common stock, the Exercise Price described above shall be adjusted in accordance with the ratio of the share split or consolidation of shares by using the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up:

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Ratio of share split or consolidation of shares

If the Company issues new shares or dispose of its treasury shares with respect to its common stock at a price lower than the market price (excluding any sale of treasury shares based on the provisions of Article 194 of the Companies Act (a demand for the sale of shares less than one unit made by a holder of shares less than one unit), or conversion or exercise of securities to be converted or convertible to common stock of the Company or stock options under which holders thereof can demand delivery of common stock of the Company (including those attached to bonds with stock acquisition rights)), the Exercise Price described

App. A-79

above shall be adjusted by using the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up:

Exercise Price after adjustment	=	Exercise Price before adjustment	×	No. of issued and outstanding shares	+	No. of newly issued shares	×	Paid-in amount per share
Market price per share
No. of issued and outstanding shares + No. of newly issued shares

In the formula above, the “no. of issued and outstanding shares” means the number of issued common stock of the Company less the number of treasury shares held by the Company in terms of its common stock, and in case of any disposition of treasury shares, the “no of newly issued shares” shall be read as the “no. of treasury shares to be disposed of” and the “paid-in amount per share” shall be read as the “disposal price per share.”

Further, if the Company carries out the Merger, etc., allots its shares without contribution, or otherwise needs to adjust the Exercise Price described above, the Company may adjust the Exercise Price to a reasonable extent in view of the conditions of the Merger etc. or the allotment of shares without contribution, or other matters.

5.	Period during which Stock Acquisition Rights can be exercised

From April 1, 2021 to August 31, 2021. However, if the last day of such exercise period falls on a non-business day of the Company, the last day shall be the immediately preceding business day.

6.	Conditions for Exercising Stock Acquisition Rights

At the time of exercising the right, the relevant holder of Stock Acquisition Rights needs to hold a status as a director, executive officer or employee of the Company or any consolidated subsidiary of the Company (including any consolidated subsidiary indirectly held by the Company), except where a director or executive officer retires from the position upon expiration of the term or an employee retires based on the age limit, or where the Board of Directors of the Company considers that there is a due reason.

7.	Matters regarding the capital and capital reserves that will be increased in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights

(1)

The amount of increase in the capital in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the half of the maximum amount of increase in capital, etc. as calculated in accordance with Article 17, paragraph (1) of the Regulation on Corporate Accounting, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up.

(2)

The amount of increase in capital reserves in cases where shares will be issued as a result of the exercise of Stock Acquisition Rights shall be the maximum amount of increase in capital, etc. described in item (1) above less the amount of increase in the capital set forth in item (1) above.

8.	Matters concerning acquisition of Stock Acquisition Rights

(1)

If a holder of Stock Acquisition Rights no longer satisfies the conditions for exercising Stock Acquisition Rights set forth in Clause 6 above, the Company may acquire the relevant Stock Acquisition Rights without consideration.

(2)

If a proposal for approval of a merger agreement under which the Company will be a disappearing company is approved at a general meeting of shareholders, or a proposal for approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly-owned subsidiary is approved at a general meeting of shareholders, the Company may acquire Stock Acquisition Rights without consideration.

App. A-80

9.	Restriction on transfer of Stock Acquisition Rights

Any acquisition of Stock Acquisition Rights by transfer shall be subject to the approval of the Board of Directors of the Company.

10.	Decision-making policy on the delivery of stock acquisition rights of the reorganized company in case of a reorganization

If an agreement, plan or the like executed in connection with any reorganization sets forth that stock acquisition rights of the following stock companies will be delivered, the stock acquisition rights of the following stock companies shall be delivered in accordance with the ratio relevant to such reorganization:

(1)	Merger (only if the Company disappears in the merger)

The stock company that survives the merger or the stock company incorporated as a result of the merger.

(2)	Absorption-type company split

The stock company which succeeds, in whole or in part, to any rights and obligations that a stock company effecting an absorption-type company split holds in connection with its business.

(3)	Incorporation-type company split

The stock company that is incorporated in the incorporation-type company split.

(4)	Share exchange

The stock company that acquires all of the issued shares of the stock company effecting the share exchange.

(5)	Share Transfer

The stock company incorporated as a result of the share transfer.

11.	Allotment date of Stock Acquisition Rights

April 1, 2021

12.	Rounding down of fractions resulting from the exercise of Stock Acquisition Rights

Any fraction of less than one (1) share in the shares to be delivered to holders of Stock Acquisition Rights shall be rounded down.

App. A-81

APPENDIX B

ENGLISH TRANSLATION OF

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV Share Exchange and Share Transfer

Section 2 Share Transfer

(Preparation of a Share Transfer Plan)

Article 772 (1) One or multiple Stock Companies may effect a Share Transfer. In such cases, such companies must prepare a Share Transfer plan.

(2) In the case where two or more Stock Companies jointly effect a Share Transfer, those two or more Stock Companies must prepare the Share Transfer plan jointly.

(Share Transfer Plan)

Article 773 (1) In the case where one or multiple Stock Companies effect a Share Transfer, those companies must prescribe the following matters in the Share Transfer plan:

(i) the purpose, trade name, location of the head office, and the Total Number of Authorized Shares of the Stock Company Incorporated in the Share Transfer (hereinafter referred to as the “Wholly Owning Parent Company Incorporated in a Share Transfer” in this Part);

(ii) beyond what is set forth in the preceding item, the matters provided for in the articles of incorporation of the Wholly Owning Parent Company Incorporated in a Share Transfer;

(iii) the names of the Directors at Incorporation of the Wholly Owning Parent Company Incorporated in a Share Transfer;

(iv) the matters provided for in (a) to (c) below for the categories of cases listed respectively therein:

(a) in cases where the Wholly Owning Parent Company Incorporated in a Share Transfer is a Company with Accounting Advisor(s): the name(s) of the accounting advisor(s) at Incorporation of the Wholly Owning Parent Company Incorporated in a Share Transfer;

(b) in cases where the Wholly Owning Parent Company Incorporated in a Share Transfer is a Company with Company Auditor(s) (including a Stock Company the articles of incorporation of which provide that the scope of the audit by its company auditor(s) is limited to an audit related to accounting): the name(s) of the Company Auditor(s) at Incorporation of the Wholly Owning Parent Company Incorporated in a Share Transfer; or

(c) in cases where the Wholly Owning Parent Company Incorporated in a Share Transfer is a Company with Financial Auditor(s): the name(s) of the Financial Auditor(s) at Incorporation of the Wholly Owning Parent Company Incorporated in a Share Transfer;

App. B-1

(v) the number of shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) of the Wholly Owning Parent Company Incorporated in a Share Transfer to be delivered by the Wholly Owning Parent Company Incorporated in a Share Transfer to shareholders of the Stock Company effecting the Share Transfer (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from a Share Transfer” in this Part) in lieu of the shares thereof, when effecting the Share Transfer, or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Company Incorporated in a Share Transfer;

(vi) matters concerning allotment of the shares set forth in the preceding item to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer;

(vii) if the Wholly Owning Parent Company Incorporated in a Share Transfer is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer Bonds, etc. of the Wholly Owning Parent Company Incorporated in a Share Transfer in lieu of the shares thereof when effecting the Share Transfer, the following matters concerning such Bonds, etc.:

(a) if such Bonds, etc. are Bonds of the Wholly Owning Parent Company Incorporated in a Share Transfer (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(b) if such Bonds, etc. are Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number; or

(c) if such Bonds, etc. are Bonds with Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer, the matters prescribed in (a) concerning such Bonds with Share Options and the matters prescribed in (b) concerning the Share Options attached to such Bonds with Share Options;

(viii) in the case prescribed in the preceding item, matters concerning allotment of Bonds, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer;

(ix) if the Wholly Owning Parent Company Incorporated in a Share Transfer is to deliver to holders of Share Options of the Wholly Owned Subsidiary Company Resulting from a Share Transfer Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer in lieu of such Share Options at the time of the Share Transfer, the following matters concerning such Share Options:

(a) the description of the features of the Share Options held by holders of Share Options of the Wholly Owned Subsidiary Company Resulting from a Share Transfer who will receive delivery of Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer (hereinafter referred to as “Share Options under Share Transfer Plan” in this Part);

(b) the description of the features and number of Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer to be delivered to holders of Share Options under Share Transfer Plan, or the method for calculating such number; and

(c) if Share Options under Share Transfer Plan are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Company Incorporated in a Share Transfer will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount; and

(x) in the case prescribed in the preceding item, matters concerning allotment of the Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer set forth in that item to holders of Share Options under Share Transfer Plan.

App. B-2

(2) In cases where a Wholly Owning Parent Company Incorporated in a Share Transfer is a Company with an Audit and Supervisory Committee, the matters listed in item (iii) of the preceding paragraph must be prescribed by distinguishing Directors at Incorporation who are Audit and Supervisory Committee Member at Incorporation and other Directors at Incorporation.

(3) In the case prescribed in paragraph (1), if the Wholly Owned Subsidiary Company Resulting from a Share Transfer is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from a Share Transfer may provide for the following matters in prescribing the matters set forth in item (vi) of that paragraph in accordance with the features of the classes of shares issued by the Stock Company Disappearing in the Absorption-type Merger:

(i) if there is any arrangement that no shares of the Wholly Owning Parent Company Incorporated in a Share Transfer are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) beyond the matters set forth in the preceding item, if there is any arrangement that each class of shares is to be treated differently with respect to allotment of shares of the Wholly Owning Parent Company Incorporated in a Share Transfer, a statement to such effect and the details of such different treatment.

(4) In the case prescribed in paragraph (1), the provisions on the matters listed in item (vi) of that paragraph must be such that shares of the Wholly Owning Parent Company Incorporated in a Share Transfer are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by the shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer (excluding the shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(5) The provisions of the preceding two paragraphs apply mutatis mutandis to the matters mentioned in paragraph (1), item (viii). In such cases, the term “shares of the Wholly Owning Parent Company Incorporated in a Share Transfer” in the preceding two paragraphs is deemed to be replaced with “Bonds, etc. of the Wholly Owning Parent Company Incorporated in a Share Transfer”.

(Effectuation of a Share Transfer)

Article 774 (1) The Wholly Owning Parent Company Incorporated in a Share Transfer acquires all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from a Share Transfer on the day of its formation.

(2) The shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer, in accordance with the provisions on the matters set forth in paragraph (1), item (vi) of the preceding Article, become shareholders of the shares set forth in item (v) of that paragraph on the day of formation of the Wholly Owning Parent Company Incorporated in a Share Transfer.

(3) In the cases listed in the following items, the shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Transfer become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1), item (viii) of the preceding Article, on the day of formation of the Wholly Owning Parent Company Incorporated in a Share Transfer:

(i) in cases where there is a provision on the matters set forth in paragraph (1), item (vii), (a) of the preceding Article: bondholders of Bonds set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in paragraph (1), item (vii), (b) of the preceding Article: holders of Share Options set forth in (b) of that item; or

(iii) in cases where there is a provision on the matters set forth in paragraph (1), item (vii), (c) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (c) of that item, and holders of the Share Options attached to such Bonds with Share Options.

App. B-3

(4) In the case prescribed in paragraph (1), item (ix) of the preceding Article, the Share Options under Share Transfer Plan are extinguished and the holders of the Share Options under Share Transfer Plan become holders of the Share Options of the Wholly Owning Parent Company Incorporated in a Share Transfer set forth in item (ix), (b) of that paragraph, in accordance with the provisions on the matters set forth in item (x) of that paragraph, on the day of formation of the Wholly Owning Parent Company Incorporated in a Share Transfer.

(5) In the case prescribed in paragraph (1), item (ix), (c) of the preceding Article, the Wholly Owning Parent Company Incorporated in a Share Transfer succeeds to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the day of its formation.

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Section 3 Procedures of a Consolidation-Type Merger

Subsection 1 Procedures for Companies Disappearing in a Consolidation-Type Merger, the Company Splitting in an Incorporation-Type Split, or the Wholly Owned Subsidiary Company Resulting from a Share Transfer

Division 1 Procedures for a Stock Company

(Keeping and Inspection of Documents Concerning a Consolidation-Type Merger Agreement)

Article 803 (1) Each of the Stock Companies listed in the following items (hereinafter referred to as a “Disappearing Stock Company, etc.” in this Division) must, from the day on which the Consolidation-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day of formation of the Company Incorporated in the Consolidation-type Merger, the Company Incorporated in the Incorporation-type Split, or the Wholly Owning Parent Company Incorporated in a Share Transfer (hereinafter referred to as an “Incorporated Company” in this Division) (or, for any Stock Company Disappearing in a Consolidation-type Merger, the day of formation of the Company Incorporated in the Consolidation-type Merger), keep documents detailing what is specified in those items (hereinafter referred to as the “Consolidation-type Merger Agreement, etc.” in this Section) and other information prescribed by Ministry of Justice Order, and electronic or magnetic records in which this has been recorded, at its head office:

(i) Stock Company Disappearing in a Consolidation-type Merger: the Consolidation-type Merger agreement;

(ii) Stock Company Splitting in an Incorporation-type Split: the Incorporation-type Company Split plan; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Transfer: the Share Transfer plan.

(2) The “day on which the Consolidation-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Consolidation-type Merger Agreement, etc. is required to be approved by a resolution at a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in Article 319, paragraph (1), the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of Article 806, paragraph (3), the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are share option holders who are to receive the notice under the provisions of Article 808, paragraph (3), the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

App. B-4

(iv) if the procedures under the provisions of Article 810 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of preparation of the Incorporation-type Company Split plan.

(3) Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Transfer, shareholders and share option holders) may make the following requests to the Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by the Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ministry of Justice Order to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval of the Consolidation-Type Merger Agreement)

Article 804 (1) A Disappearing Stock Company, etc. must obtain the approval of the Consolidation-type Merger Agreement, etc. by a resolution at a shareholders meeting.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where the Company Incorporated in the Consolidation-type Merger is a Membership Company, consent of all shareholders of the Stock Companies Disappearing in the Consolidation-type Merger must be obtained with regard to the Consolidation-type Merger agreement.

(3) In the cases where a Stock Company Disappearing in a Consolidation-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Transfer is a Company with Classes of Shares, if all or part of the shares, etc. of the Stock Company Incorporated in the Consolidation-type Merger or the Wholly Owning Parent Company Incorporated in a Share Transfer to be delivered to shareholders of the Stock Company Disappearing in the Consolidation-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Transfer are Shares with a Restriction on Transfer, etc., the Consolidation-type Merger or the Share Transfer does not become effective without a resolution at a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this does not apply to cases where there is no Class Shareholder able to exercise a voting right at such General Meeting of Class Shareholders.

(4) A Disappearing Stock Company, etc. must notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 808, paragraph (3) that it will effect the Consolidation-type Merger, the Incorporation-type Company Split or the Share Transfer (hereinafter referred to

App. B-5

as a “Consolidation-type Merger, etc.” in this Section) within two weeks from the day of the resolution at the shareholders meeting set forth in paragraph (1) (or, in the cases prescribed in paragraph (2), the day of obtainment of the consent of all shareholders set forth in that paragraph).

(5) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Incorporation-Type Company Split Plan Is Not Required)

Article 805 The provisions of paragraph (1) of the preceding Article do not apply in cases where the sum of the book value of the assets that the Company Incorporated in an Incorporation-type Split succeeds to through the Incorporation-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Incorporation-type Split, such proportion) of the amount calculated by the method specified by Ministry of Justice Order as the total assets of the Stock Company Splitting in the Incorporation-type Split.

(Demanding Cessation of a Consolidation-Type Merger)

Article 805-2 In cases where a Consolidation-type Merger, etc. violates laws and regulations or the articles of incorporations, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of the Disappearing Stock Company, etc. may demand the Disappearing Stock Company, etc. to cease the Consolidation-type Merger, etc.; provided, however, that this does not apply to cases prescribed in the preceding Article.

(Dissenting Shareholders’ Appraisal Rights)

Article 806 (1) In cases of effecting a Consolidation-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i) in cases prescribed in Article 804, paragraph (2); and

(ii) in cases prescribed in Article 805.

(2) The “dissenting shareholders” provided for in the preceding paragraph means the shareholders provided for in the following items:

(i) shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Consolidation-type Merger, etc. prior to the shareholders meeting set forth in Article 804, paragraph (1) (in cases where a resolution at a General Meeting of Class Shareholders is required to effect the Consolidation-type Merger, etc., including such General Meeting of Class Shareholders) and who dissented from such Consolidation-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting); and

(ii) shareholders who are unable to exercise voting rights at such shareholders meeting.

(3) A Disappearing Stock Company, etc. must notify its shareholders that it will effect a Consolidation-type Merger, etc. and the trade names and addresses of the Companies Disappearing in the Consolidation-type Merger, the Company Splitting in the Incorporation-type Split, or the Wholly Owned Subsidiary Company Resulting from a Share Transfer (hereinafter referred to as the “Disappearing Company, etc.” in this Section) and the Incorporated Company, within two weeks from the day of the resolution at the shareholders meeting set forth in Article 804, paragraph (1); provided, however, that this does not apply in the cases listed in the items of paragraph (1).

App. B-6

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising the Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), within twenty days from the day of the notice under the provisions of paragraph (3) or the public notice under the preceding paragraph.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of those shares must submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this does not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to those share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Consolidation-type Merger, etc. is cancelled.

(9) The provisions of Article 133 do not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 807 (1) If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Incorporated in the Consolidation-type Merger, if a Consolidation-type Merger is effected and it is after the day of formation of the Company Incorporated in the Consolidation-type Merger; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the day of formation of the Incorporated Company.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the day of formation of the Incorporated Company, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the day of formation of the Incorporated Company, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. must also pay interest on the price determined by the court which is calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company, etc. may pay the amount that the Disappearing Stock Company, etc. considers to be a fair price to shareholders until determination of the price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the day of formation of the Incorporated Company.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

App. B-7

(Exercise of Appraisal Rights on Share Options)

Article 808 (1) In cases of carrying out any one of the acts listed in the following items, holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i) Consolidation-type Merger: Share Options other than those for which provisions on the matters set forth in Article 753, paragraph (1), item (x) or (xi) meet the conditions set forth in Article 236, paragraph (1), item (viii) (limited to those related to (a) of that item);

(ii) Incorporation-type Company Split (limited to cases where the Company Incorporated in the Incorporation-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 763, paragraph (1), item (x) or (xi) meet the conditions set forth in Article 236, paragraph (1), item (viii) (limited to those related to (c) of that item):

(a) Share Options in the Incorporation-type Split Plan; and

(b) Share Options other than Share Options in the Incorporation-type Split Plan and for which there are provisions to the effect that, in the case of effecting an Incorporation-type Company Split, Share Options of the Stock Company Incorporated in the Incorporation-type Split are to be delivered to holders of such Share Options; or

(iii) Share Exchange: among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 773, paragraph (1), item (ix) or (x) meet the conditions set forth in Article 236, paragraph (1), item (viii) (limited to those related to (e) of that item):

(a) Share Options under Share Transfer Plan; and

(b) Share Options other than Share Options under Share Transfer Plan and for which there are provisions to the effect that, in the case of effecting a Share Transfer, Share Options in the Wholly Owning Parent Company Incorporated in a Share Transfer are to be delivered to holders of such Share Options.

(2) If holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “Exercise of Appraisal Rights on Share Options” in this Division), they must also demand that the Disappearing Stock Company purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this does not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Disappearing Stock Company, etc. listed in the following items must notify holders of Share Options provided for in those items that they will effect a Consolidation-type Merger, etc. and the trade names and address of the Disappearing Company, etc. and the Incorporated Company, within two weeks from the day of the resolution at the shareholders meeting set forth in Article 804, paragraph (1) (or, in the cases prescribed in paragraph (2) of that Article, the day of obtainment of the consent of all shareholders set forth in that paragraph, and in the cases prescribed in Article 805, the day of preparation of the Incorporation-type Company Split plan):

(i) Stock Company Disappearing in the Consolidation-type Merger: all Share Options;

(ii) Stock Company Splitting in the Incorporation-type Split in cases where the Company Incorporated in the Incorporation-type Split is a Stock Company: the following Share Options:

(a) Share Options in the Incorporation-type Split Plan; and

App. B-8

(b) Share Options other than Share Options in the Incorporation-type Split Plan and for which there are provisions to the effect that, in the case of effecting an Incorporation-type Company Split, Share Options of the Stock Company Incorporated in the Incorporation-type Split are to be delivered to holders of such Share Options; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Transfer: the following Share Options:

(a) Share Options under Share Transfer Plan; and

(b) Share Options other than the Share Options in the Share Transfer Plan, for which there are provisions to the effect that, in the case of effecting a Share Transfer, Share Options in the Wholly Owning Parent Company Incorporated in a Share Transfer are to be delivered to holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To Exercise Appraisal Rights on Share Options, the share option holder must indicate the number of Share Options with regard to which the holder is Exercising Appraisal Rights, within twenty days from the day of the notice under the provisions of paragraph (3) or the public notice under the preceding paragraph.

(6) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options must submit to a Disappearing Stock Company, etc. the share option certificates; provided, however, that this does not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to those share option certificates.

(7) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bond with Share Options have been issued, the holder of those Share Options must submit to the Disappearing Stock Company, etc. the certificate representing the Bond with Share Options; provided, however, that this does not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to that certificate representing the Bond with Share Options.

(8) Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9) The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Consolidation-type Merger, etc. is cancelled.

(10) The provisions of Article 260 do not apply to Share Options pertaining to Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 809 (1) In cases where a share option holder Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if there a holder thereof demands that the Disappearing Stock Company, etc. purchase the Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same applies in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (after the day of formation of the Company Incorporated in the Consolidation-type Merger in cases of effecting a Consolidation-type Merger, the Company Incorporated in the Consolidation-type Merger; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must make payment within sixty days from the day of formation of the Incorporated Company.

App. B-9

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the day of formation of the Incorporated Company, share option holders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the day of formation of the Incorporated Company, share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. must also pay interest on the price determined by the court which is calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company, etc. may pay the amount that the Disappearing Stock Company, etc. considers to be a fair price to share option holders by the determination of price of Share Options.

(6) The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Option becomes effective on the day of formation of the Incorporated Company.

(7) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. must pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the share option certificates.

(8) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the Disappearing Stock Company, etc. must pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

(Objections of Creditors)

Article 810 (1) In the cases listed in the following items, the creditors provided for in those items may state their objections to the Consolidation-type Merger, etc. to the Disappearing Stock Company, etc.:

(i) in cases of effecting a Consolidation-type Merger: creditors of any Stock Company Disappearing in the Consolidation-type Merger;

(ii) in cases of effecting an Incorporation-type Company Split: creditors of the Stock Company Splitting in the Incorporation-type Split who are unable to request the Stock Company Splitting in the Incorporation-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Incorporation-type Split jointly and severally assumes with the Company Incorporated in the Incorporation-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 763, paragraph (1), item (xii) or Article 765, paragraph (1), item (viii), creditors of the ); or Stock Company Splitting in the Incorporation-type Split); or

(iii) in cases where the Share Options under Share Transfer Plan are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. must give public notice of the matters listed below in the official gazette and must give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that a Consolidation-type Merger, etc. will be effected;

App. B-10

(ii) the trade name(s) and address(es) of the other Consolidated Company(ies), etc. and the Incorporated Company;

(iii) the matters prescribed by Ministry of Justice Order as the matters regarding the Financial Statements of the Disappearing Stock Company, etc.; and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in Article 939, paragraph (1), item (ii) or item (iii) in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in the Incorporation-type Split that have arisen due to a tort in the case of effecting an Incorporation-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2), item (iv), such creditors are deemed to have approved the Consolidation-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2), item (iv), the Disappearing Stock Company, etc. must make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this does not apply if there is no risk of harm to such creditors by such Consolidation-type Merger, etc.

(Keeping and Inspection of Documents Concerning an Incorporation-Type Company Split or Share Transfer)

Article 811 (1) The Stock Company Splitting in an Incorporation-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Transfer must, without delay after the day of formation of the Company Incorporated in the Incorporation-type Split or the Wholly Owning Parent Company Incorporated in a Share Transfer, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Company Incorporated in the Incorporation-type Split or the Wholly Owning Parent Company Incorporated in a Share Transfer:

(i) Stock Company Splitting in the Incorporation-type Split: documents detailing the rights and obligations that the Company Incorporated in the Incorporation-type Split succeeded to by transfer from the Stock Company Splitting in the Incorporation-type Split through the Incorporation-type Company Split and any other information prescribed by Ministry of Justice Order as concerning an Incorporation-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii) Wholly Owned Subsidiary Company Resulting from a Share Transfer: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from a Share Transfer acquired by the Wholly Owning Parent Company Incorporated in a Share Transfer and any other information prescribed by Ministry of Justice Order as concerning a Share Transfer, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Splitting in an Incorporation-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Transfer must, for a period of six months from the day of formation of the Company Incorporated in the Incorporation-type Split or the Wholly Owning Parent Company Incorporated in a Share Transfer, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

App. B-11

(3) Shareholders, creditors and any other interested parties of a Stock Company Splitting in the Incorporation-type Split may make the following requests to the Stock Company Splitting in the Incorporation-type Split at any time during its business hours; provided, however, that the fees designated by the Stock Company Splitting in the Incorporation-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ministry of Justice Order to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Incorporation-type Split has designated, or a request to be issued a document showing that information.

(4) The provisions of the preceding paragraph apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Transfer. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Incorporation-type Split” is deemed to be replaced with “persons who were shareholders or holders of Share Options of the Wholly Owned Subsidiary Company Resulting from a Share Transfer as of the day of formation of the Wholly Owning Parent Company Incorporated in a Share Transfer”.

(Special Provisions on Dividends of Surplus)

Article 812 The provisions of Article 445, paragraph (4), Article 458 and Part II, Chapter V, Section 6 do not apply to the acts listed below:

(i) acquisition of shares set forth in Article 763, paragraph (1), item (xii), (a) or Article 765, paragraph (1), item (viii), (a); and

(ii) Distribution of dividends of surplus set forth in Article 763, paragraph (1), item (xii), (b) or Article 765, paragraph (1), item (viii), (b).

Subsection 2 Procedures for the Company Incorporated in a Consolidation-Type Merger, the Company Incorporated in an Incorporation-Type Split, and the Wholly Owning Parent Company Incorporated in a Share Transfer

Division 1 Procedures for a Stock Company

(Special Provisions on Incorporation of a Stock Company)

Article 814 (1) The provisions of Part II, Chapter I (excluding Article 27 (excluding items (iv) and (v)), Article 29, Article 31, Article 37, paragraph (3), Article 39, Section 6 and Article 49) do not apply to incorporation of the Stock Company Incorporated in a Consolidation-type Merger, the Stock Company Incorporated in an Incorporation-type Split, or a Wholly Owning Parent Company Incorporated in a Share Transfer (hereinafter referred to as an “Incorporated Stock Company to Be Incorporated” in this Division).

(2) The articles of incorporation of an Incorporated Stock Company to Be Incorporated are prepared by the Consolidated Company, etc.

App. B-12

(Keeping and Inspection of Documents Concerning a Consolidation-Type Merger Agreement)

Article 815 (1) The Stock Company Incorporated in a Consolidation-type Merger must, without delay after the day of its formation, prepare documents detailing the rights and obligations that the Stock Company Incorporated in the Consolidation-type Merger succeeded to by transfer from the Companies Disappearing in the Consolidation-type Merger and any other information prescribed by Ministry of Justice Order as concerning a Consolidation-type Merger, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Incorporated in an Incorporation-type Split (limited to the Stock Company Incorporated in the Incorporation-type Split where only one or multiple Limited Liability Companies effect an Incorporation-type Company Split) must, without delay after the day of its formation, prepare, jointly with the Limited Liability Company Splitting in the Incorporation-type Split, documents detailing the rights and obligations that the Stock Company Incorporated in the Incorporation-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Incorporation-type Split through the Incorporation-type Company Split and any other information prescribed by Ministry of Justice Order as concerning an Incorporation-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3) Each of the Stock Companies to Be Incorporated listed in the following items must, for a period of six months from the day of its formation, keep what is specified respectively in those items at its head office:

(i) Stock Company Incorporated in a Consolidation-type Merger: the documents or electronic or magnetic records set forth in paragraph (1), and documents detailing the contents of the Consolidation-type Merger agreement and other information prescribed by Ministry of Justice Order, or electronic or magnetic records in which such information has been recorded;

(ii) Stock Company Incorporated in an Incorporation-type Split: the documents or electronic or magnetic records set forth in the preceding paragraph or Article 811, paragraph (1), item (i); and

(iii) Wholly Owning Parent Company Incorporated in a Share Transfer: the documents or electronic or magnetic records set forth in Article 811, paragraph (1), item (ii).

(4) Shareholders and creditors of the Stock Company Incorporated in a Consolidation-type Merger may make the following requests to the Stock Company Incorporated in the Consolidation-type Merger at any time during its business hours; provided, however, that the fees designated by the Stock Company Incorporated in the Consolidation-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ministry of Justice Order to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Incorporated in the Consolidation-type Merger has designated, or a request to be issued a document showing that information.

(5) The provisions of the preceding paragraph apply mutatis mutandis to the Stock Company Incorporated in the Incorporation-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph is deemed to be replaced with “shareholders, creditors and any other interested parties”, and the term “item (i) of the preceding paragraph” in the items of that paragraph is deemed to be replaced with “item (ii) of the preceding paragraph”.

App. B-13

(6) The provisions of paragraph (4) apply mutatis mutandis to the Wholly Owning Parent Company Incorporated in a Share Transfer. In such cases, the phrase “shareholders and creditors” in that paragraph is deemed to be replaced with “shareholders and share option holders”, and the term “item (i) of the preceding paragraph” in the items of that paragraph is deemed to be replaced with “item (iii) of the preceding paragraph”.

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

App. B-14

APPENDIX C

UNAUDITED IFRSS SUMMARY FINANCIAL INFORMATION

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

Financial Summary for the Second Quarter of FY2020

(IFRS)

November 9, 2020

Company Name:   Sawai Pharmaceutical Co., Ltd.

Stock Code Number (Japan):   4555

Listed Stock Exchange:   Tokyo Stock Exchange

URL:   https://www.sawai.co.jp/

Representative:   Kenzo Sawai, President and Representative Director

Contact Person:    Yoshiki Sakurai, Executive officer, General Manager of Controller Department

Tel: +81-6-6105-5711

Filing Date of Quarterly Report:    November 9, 2020

Scheduled Date of Dividends Payment:    December 4, 2020

Supplemental Materials for Quarterly Results:    Yes

IR Conference on Quarterly Results:    Scheduled (for institutional investors and analysts)

(Amount are rounded to the nearest million yen)

1. Financial Highlights for the Second Quarter of FY2020 (for the six-month period ended September 30, 2020)

(1)	Consolidated Operating Results

	(% of changes over the same period of the previous period)
	Revenue		Operating profit		Profit before tax		Profit for the period		Profit attributable to owners of the Company
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six-month Period Ended September 30, 2020	90,172	0.3	14,012	8.1	13,812	8.8	10,915	3.3	10,800	1.6
Six-month Period Ended September 30, 2019	90,481	1.9	15,255	10.8	15,153	10.7	11,287	3.3	10,972	4.3
Note: Comprehensive Income: The first six-month of FY2020: ¥7,528 million ( 2.5%) The first six-month of FY2019: ¥7,720 million ( 59.2%)

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Six-month Period Ended September 30, 2020	246.65	246.41
Six-month Period Ended September 30, 2019	250.61	250.42

(2) Consolidated Financial Position
	Total assets	Total equity	Equity attributable to owners of the Company	Ratio of equity attributable to owners of the Company to total assets
	Million yen	Million yen	Million yen	%
As of September 30, 2020	388,966	238,388	215,283	55.3
As of March 31, 2020	384,814	233,686	210,000	54.6

App. C-1

2. Cash Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the Fiscal Year Ended March 31, 2020	—	65.00	—	65.00	130.00
For the Fiscal Year Ending March 31, 2021	—	65.00

Additional Information

(1)	Material changes in subsidiaries during this period: N/A

(2)	Changes in accounting policies and accounting estimates

(i)	Changes in accounting policies required by IFRS: N/A

(ii)	Changes in accounting policies other than (i): N/A

(iii)	Changes in accounting estimates: N/A

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

September 30, 2020: 44,090,988 shares

March 31, 2020: 44,082,388 shares

(ii)	Number of treasury stock at the end of each period:

September 30, 2020: 299,649 shares

March 31, 2020: 299,649 shares

(iii)	Average number of shares issued and outstanding in each period:

Six-month period ended September 30, 2020: 43,786,322 shares,

Six-month period ended September 30, 2019: 43,779,272 shares

This financial summary is not subject to quarterly review by certified public accountants or audit firms.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

The second quarter earnings conference for institutional investors and analysts is scheduled on November 11, 2020. Presentation and related materials of the conference will be promptly posted on Sawai’s website.

App. C-2

Attachment Index

App. C-3

1.	Financial Highlights for the Six-month Period Ended September 30, 2020

(1) Operating Results

Sawai Pharmaceutical Co., Ltd. (the “Company”) and subsidiaries (collectively, “Sawai”) has adopted IFRS since the fiscal year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

During the six-month period ended September 30, 2020, revenue decreased to JPY 90,172 million (by 0.3%), operating profit decreased to JPY 14,012 million (by 8.1%), profit before tax decreased to JPY13,812 million (by 8.8%), and profit attributable to owners of the Company decreased to JPY10,800 million (by 1.6%), compared to the six-month period ended September 30, 2019.

	(Millions of yen, except percentages)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020	Change	Change (%)
Revenue	90,481	90,172	(309)	(0.3)
Operating profit	15,255	14,012	(1,243)	(8.1)
Profit before tax	15,153	13,812	(1,341)	(8.8)
Profit attributable to owners of the Company	10,972	10,800	(172)	(1.6)

(i) Japan Business Segment

In the Japan Business segment, the Cabinet approved the “Basic Policy for Economic and Fiscal Management and Reform 2017: Improving Productivity Through Investment in Human Resources,” in June 2017, which seeks to realize the 80% use of generic drugs by September 2020. To achieve this goal, the Cabinet approved the “Basic Policy on Economic and Fiscal Management and Reform 2019—A New Era of Reiwa: Challenges toward Society 5.0” (Basic Policy 2019) in June 2019, which states that: “With regard to the promotion of the use of generic drugs, while ensuring stable supply and greater reliability of quality, the government will continue to strive to realize the 80 percent use of generic drugs by September 2020, strengthening incentives.” Moreover, to further promote the use of generic drugs, the April 2020 revision for the remuneration of medical services introduced a system/mechanism to better compensate pharmacies and medical institutions that dispensed a higher percentage of generic drugs, and/or that issued prescriptions using the names of the active ingredients instead of the brand name of the drugs. As a result, the demand for generic drugs in the pharmaceutical market has been growing, and according to a survey by the Japan Generic Medicines Association (preliminary report), the percentage of generic drugs used in the first quarter of fiscal 2020 has increased to 79.3%.

However, meanwhile, the operating environment for Sawai became challenging because of the implementation of the regularly scheduled price list revision in April 2020, following the ad hoc price list revision due to the consumption tax rate hike in October 2019.

Within this environment, under our mid-term management plan titled “M1 TRUST 2021” (or “Mid-Term Management Plan”), we are working to achieve our mid- to long-term vision of “establishing a dominant position in the domestic generic market, and transform into a world-leading generics company by accelerating growth of Upsher-Smith Laboratories, LLC (‘USL’),” by building “an intra-industry network with a view towards forming more strategic alliances” and “a structure capable of responding to changes in the industry and that strengthens cost competitiveness.”

In terms of production and supply systems, we closed the Osaka Factory due to aging in September 2020, transferring its packaging processes to the Sanda Nishi Factory to achieve higher efficiency and lower costs, and are improving production efficiency by taking advantage of the characteristics of each of our six factories nationwide.

App. C-4

As to product development and marketing, we launched 14 generic drugs with 29 strengths including “Memantine Hydrochloride tablets and OD tablets,” in June 2020. That same month, we entered into a licensing agreement with Neugen Pharma, Inc. for the joint development and sale of WN1316, an active compound in the treatment of amyotrophic lateral sclerosis (“ALS”). In September 2020, we also agreed to invest in Susmed Corporation, a therapeutics software application developer. Through our collaboration with Susmed, we intend to become even more “indispensable” by providing IT-based solutions that contribute to people’s health in a multifaceted way.

For our COVID-19 countermeasures, we established a Crisis Management Office based on the Rules on Crisis Management and the Disaster BCP in February 2020, and have taken steps to prevent infection by strengthening internal office ventilation and disinfection, and by ensuring that employees perform hand hygiene, wear masks, and undertake temperature screenings. We also have mandated web-based meetings, and revised internal rules regarding long-distance business trips at the same time changed work policies to accommodate flexi-time, staggered work hours, and work-from-home, while continuing to operate each plant in Japan and striving to ensure a stable supply of products. Under the Government of Japan’s state of emergency declaration, our medical representatives (MR) have refrained from visiting medical institutions and shifted to utilize digital technology to provide services. COVID-19’s impact on our financial results for the six-month period ended September 30, 2020 was limited. However, if the pandemic’s impact is prolonged, among other things, it is expected to impact the supply of pharmaceuticals such as the stagnation of raw material imports and logistics, the demand of pharmaceuticals due to the restraints on patient consultation, and the provision of information about pharmaceuticals. As a pharmaceutical manufacturer and seller, we continue to adopt measures that prevent infections and that maintain a stable supply of pharmaceuticals that are essential for people’s lives and health.

As a result, the segment reported net sales of JPY 72,098 million (0.1% increase compared to the same period of the previous year) and segment profit of JPY 13,397 million (2.9% decrease compared to the same period of the year).

(ii) U.S. Business Segment

In the U.S. Business segment, to accelerate our growth strategy, we have entered the U.S. market via USL, which celebrated its 100th anniversary in 2019. We are working to implement a new growth strategy for USL with Sumitomo Corporation of the Americas, a U.S. subsidiary of Sumitomo Corporation, which owns a 20% interest in USL. For the medium-term, to achieve our medium- to long-term vision, we have positioned these last three years as a period “to accelerate becoming a globalized company through USL,” and the Company and USL have made collaboration a priority in order to leverage both our strengths.

In the U.S. generic drug market, generic drug prices remained unchanged mainly because the three major purchasing groups hold approximately 90% market share as a result of wholesaler and pharmacy consolidation and because of the high number of approvals for Abbreviated New Drug Applications (ANDA) by the U.S. Food and Drug Administration (FDA).

Within this environment, we expanded our product offering by launching two generic drugs, “Ethacrynic Acid Tablets” and “Propafenone Hydrochloride Extended Release Capsules,” in June and July 2020, respectively. As for branded pharmaceutical products, in August 2020, we entered into a partnership agreement with AmbioPharm, Inc. to develop and market “Corticotropin Injection” in the United States.

Further, due to the COVID-19 outbreak, various states have issued stay at home orders, but because USL’s business of pharmaceutical manufacturing was designated as one of the most critical sectors, we were able to continue operating. In early March 2020, USL established a cross-departmental response team (COVID-19 Response Team) to gather a wide-range of information and develop countermeasures. With the exception of certain employees who are essential for on-site operations such as those in manufacturing and R&D departments, USL transitioned to telework, implemented measures to prevent the spread of infection among employees, introduced other human resource measures, and switched to technology-based sales

App. C-5

activities. Although the outbreak has discouraged patients from seeking medical assistance and restricted business activities, USL continues to adopt measures that prevent infection and that maintain a stable supply system for the pharmaceutical products that are essential for maintaining people’s life and health.

As a result, the segment reported net sales of JPY 18,074 million (2.2% decrease compared to the same period of the previous year) and segment profit of JPY 615 million (57.7% decrease compared to the same period of the previous year).

(2) Financial Position

Assets

As of September 30, 2020, current assets amounted to JPY 199,023 million, an increase of JPY 7,659 million from March 31, 2020, primarily due to increase in inventory. Non-current assets as of September 30, 2020 was JPY 189,943 million, a decrease of JPY 3,507 million from March 31, 2020, mainly because of a decrease in intangible assets. Total assets as of September 30, 2020 was JPY 388,966 million, an increase of JPY 4,152 million compared to the balance as of March 31, 2020.

Liabilities

As of September 30, 2020, current liabilities amounted to JPY 84,456 million, an increase of JPY 4,332 million from March 31, 2020. Non-current liabilities as of September 30, 2020 was JPY 66,122 million, a decrease of JPY 4,882 million from March 31, 2020. These fluctuations are the result of reclassification of a portion of bond and borrowings and financial liabilities associated with milestone payments for intangible assets separately acquired. Total liabilities as of September 30, 2020 was JPY 150,578 million, a decrease of JPY 550 million compared to the balance as of March 31, 2020.

Equity

Total equity as of September 30, 2020 was JPY 238,388 million, an increase of JPY 4,702 million compared to the balance as of March 31, 2020, primarily because of net profit for the six-month period ended September 30, 2020, offset by dividend payments and unfavorable exchange effects. As a result, ratio of equity attributable to owners of the Company to total assets became 55.3% (54.6% as of March 31, 2020).

(3) Cash Flow

Cash and cash equivalents as of September 30, 2020 decreased by JPY 92 million to JPY 55,990 million, compared to the balance as of March 31, 2020.

The results of cash flow for each activity are as follows:

Cash flows generated from operating activities was JPY 13,438 million for the current period (decrease of JPY 1,722 million compared to the same period of the previous year) which mainly consists of profit before tax (JPY13,812 million), depreciation and amortization (JPY 9,227 million), increase in trade and other receivables (JPY 1,338 million), increase in inventory (JPY 5,167 million), and income taxes paid (JPY 3,964 million).

Cash flows used in investing activities was JPY 8,590 million for the current period (decrease of JPY4,016 million compared to the same period of the previous year) which mainly consists of acquisition of property, plant and equipment (JPY 4,567 million) and acquisition of intangible assets (JPY 3,626 million).

Cash flows used in financing activities was JPY 4,653 million for the current period (decrease of JPY423 million compared to the same period of the previous year) which mainly consists of payments of dividend (JPY 2,846 million).

App. C-6

2.	Condensed Quarterly Consolidated Financial Statements and Selected Notes

(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statements of Comprehensive Income

(Condensed Quarterly Consolidated Statements of Income)

	Yen in millions (except per share data)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Revenue	90,481	90,172
Cost of sales	(53,259)	(54,103)

Gross profit	37,221	36,069

Selling, general and administrative expenses	(15,758)	(16,110)
Research and development expenses	(6,351)	(6,148)
Other income	252	210
Other expenses	(109)	(9)

Operating profit	15,255	14,012

Finance income	186	71
Finance expenses	(288)	(271)

Profit before tax	15,153	13,812

Income tax expenses	(3,866)	(2,897)

Profit for the period	11,287	10,915

Profit attributable to:
Owners of the Company	10,972	10,800
Non-controlling interests	316	115

Total	11,287	10,915

Earnings per share (Yen)
Basic earnings per share	250.61	246.65
Diluted earnings per share	250.42	246.41

App. C-7

(Condensed Quarterly Consolidated Statements of Comprehensive Income)

	Yen (in millions)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Profit for the period	11,287	10,915
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(95)	87
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,472)	(3,474)

Other comprehensive loss for the period, net of tax	(3,568)	(3,387)

Total comprehensive income for the period	7,720	7,528

Total comprehensive income attributable to:
Owners of the Company	8,070	8,073
Non-controlling interests	(351)	(545)

Total	7,720	7,528

(2) Condensed Quarterly Consolidated Statements of Financial Position
	Yen (in millions)
	As of March 31, 2020	As of September 30, 2020
Assets
Current assets
Cash and cash equivalents	56,082	55,990
Trade and other receivables	58,685	60,874
Inventories	75,460	80,299
Other financial assets	141	132
Other current assets	996	1,728

Total current assets	191,364	199,023

Non-current assets
Property, plant and equipment	81,013	82,012
Goodwill	38,636	37,561
Intangible assets	61,669	58,917
Other financial assets	5,914	6,229
Other non-current assets	705	812
Deferred tax assets	5,513	4,412

Total non-current assets	193,450	189,943

Total assets	384,814	388,966

App. C-8

	Yen (in millions)
	As of March 31, 2020	As of September 30, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	44,038	46,508
Bonds and borrowings	14,456	15,618
Income taxes payables	4,318	3,589
Refund liabilities	7,989	8,258
Other financial liabilities	2,412	3,706
Other current liabilities	6,911	6,777

Total current liabilities	80,124	84,456

Non-current liabilities
Bonds and borrowings	60,567	58,655
Other financial liabilities	8,391	5,596
Other non-current liabilities	1,985	1,812
Deferred tax liabilities	61	59

Total non-current liabilities	71,004	66,122

Total liabilities	151,128	150,578

Equity
Share capital	41,199	41,219
Capital surplus	42,863	42,883
Retained earnings	126,719	134,673
Treasury shares	(1,385)	(1,385)
Other component of equity	604	(2,107)

Equity attributable to owners of the Company	210,000	215,283

Non-controlling interests	23,686	23,105

Total equity	233,686	238,388

Total liabilities and equity	384,814	388,966

App. C-9

(3) Condensed Quarterly Consolidated statements of Changes in Equity

Six-month period ended September 30, 2019

	Yen (in millions)
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2019, as previously reported	41,184	42,849	113,342	(1,385)	3,259	199,250	23,954	223,204
Adjustment on initial application of IFRS16, net of tax			8			8		8
Adjusted balances at April 1, 2019	41,184	42,849	113,350	(1,385)	3,259	199,258	23,954	223,212

Profit for the period			10,972			10,972	316	11,287
Other comprehensive income					(2,902)	(2,902)	(666)	(3,568)

Total comprehensive income	—	—	10,972	—	(2,902)	8,070	(351)	7,720

Issuance of new shares	14	14			(29)	0		0
Acquisition of treasury shares				(0)		(0)		(0)
Dividends			(3,064)			(3,064)	(296)	(3,361)
Share-based payments					69	69		69

Total transactions with owners	14	14	(3,064)	(0)	41	(2,995)	(296)	(3,291)

Balance at September 30, 2019	41,199	42,863	121,257	(1,385)	399	204,333	23,308	227,641

App. C-10

Six-month period ended September 30, 2020

	Yen (in millions)
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2020	41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686
Profit for the period			10,800			10,800	115	10,915
Other comprehensive income					(2,727)	(2,727)	(660)	(3,387)

Total comprehensive income	—	—	10,800	—	(2,727)	8,073	(545)	7,528

Issuance of new shares	20	20			(40)	0		0
Dividends			(2,846)			(2,846)	(36)	(2,882)
Share-based payments					56	56		56

Total transactions with owners	20	20	(2,846)	—	16	(2,790)	(36)	(2,826)

Balance at September 30, 2020	41,219	42,883	134,673	(1,385)	(2,107)	215,283	23,105	238,388

App. C-11

(4) Condensed Quarterly Consolidated Statements of Cash Flows

	Yen (in millions)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Cash flows from operating activities
Profit before tax	15,153	13,812
Depreciation and amortization	8,618	9,227
Impairment loss	463	168
Financial income	(186)	(71)
Financial expenses	275	273
Loss on sale and disposal of property, plant and equipment and intangible assets	22	154
Decrease (increase) in trade and other receivables	5,799	(1,338)
Decrease in inventories	(10,192)	(5,167)
Increase in trade and other payables	24	357
Increase in refund liabilities	597	417
Increase in other financial liabilities	—	5
Other	(943)	(221)

Subtotal	19,630	17,616

Interest received	122	11
Dividends received	67	66
Interest paid	(257)	(291)
Income taxes paid	(4,402)	(3,964)

Cash flows generated from operating activities	15,160	13,438

Cash flows from investing activities
Acquisition of property, plant and equipment	(2,983)	(4,567)
Acquisition of intangible assets	(9,621)	(3,626)
Other	(2)	(397)

Cash flows used in investing activities	(12,606)	(8,590)

Cash flows from financing activities
Net increase in short-term borrowings	1,600	1,600
Repayments of long-term borrowings	(2,443)	(2,359)
Payments of lease liabilities	(873)	(1,012)
Dividends paid	(3,064)	(2,846)
Dividends paid to non-controlling interests	(296)	(36)
Other	(0)	(0)

Cash flows used in financing activities	(5,076)	(4,653)

Effect of exchange rate on cash and cash equivalents	(403)	(287)

Net decrease in cash and cash equivalents	(2,926)	(92)

Cash and cash equivalents at the beginning of the period	57,067	56,082

Cash and cash equivalents at the end of the period	54,141	55,990

App. C-12

(5)	Selected Notes to Condensed Quarterly Consolidated Financial Statements

(Significant Uncertainty Regarding Going Concern Assumption)

Not applicable

(Supplemental Information)

(Significant Accounting Policies Newly Adopted)

Sawai newly adopted the following accounting policies for financial instruments as of April 1, 2020.

Financial assets which are not classified as financial assets measured at amortized cost are classified as financial assets measured at fair value through other comprehensive income (“FVTOCI”) at initial recognition if both of the following conditions are met:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets which are not classified as financial assets measured at amortized cost nor FVTOCI are classified as financial assets measured at fair value through profit or loss.

(Contingent liabilities)

Upsher-Smith Laboratories, LLC (“USL”), a consolidated subsidiary of Sawai, is involved in certain investigations and litigation in connection with the marketing of pharmaceuticals in the United States as disclosed in the consolidated financial statements as of and for the year ended March 31, 2020. Since there has been no significant developments in these investigations and litigation, Sawai has not recognized any liabilities as of September 30, 2020. Meanwhile, during the six-month period ended September 30, 2020, Sawai has agreed with the seller of USL to extend the release date of the escrow account, from which a compensation is reimbursed in the event those investigations and/or actions are settled, from 2022 to 2024 in exchange for release of some portion of the escrow account. Sawai will be required to compensate the plaintiffs and recognize a loss if the settlement is made after the release date of the escrow account.

(Segment Information)

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods. Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and U.S. Business segment.

App. C-13

Six-month period ended September 30, 2019

	Yen (in millions)
	Operating segment			Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	72,003	18,478	90,481	—	90,481
Intersegment revenue or transfers	—	—	—	—	—

Total	72,003	18,478	90,481	—	90,481

Segment (operating) profit	13,801	1,453	15,255	0	15,255

Finance income					186
Finance expenses					(288)

Profit before tax					15,153

Six-month period ended September 30, 2020

	Yen (in millions)
	Operating segment			Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	72,098	18,074	90,172	—	90,172
Intersegment revenue or transfers	—	—	—	—	—

Total	72,098	18,074	90,172	—	90,172

Segment (operating) profit	13,397	615	14,012	(0)	14,012

Finance income					71
Finance expenses					(271)

Profit before tax					13,812

App. C-14

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article 330 of the Companies Act of Japan makes the provision of Section 10, Chapter 2, Book III of the Civil Code of Japan applicable to the relationship between Sawai Pharmaceutical and its directors. Section 10, among other things, provides in effect that:

(1)	any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)

if a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company;

(3)

if a director has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	if a director, without any fault on his part, sustains damages through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

Under Article 388 of the Companies Act, a company may not refuse a demand from an audit & supervisory board member referred to in subparagraphs (1) through (3) above unless the company establishes that the relevant expense or obligation was or is not necessary for the performance of the audit & supervisory board member’s duties.

Sawai Pharmaceutical maintains liability insurance for its directors in order to insure them against claims asserted against, or liabilities incurred by, them in connection with their performance of duties in their respective capacities. The liability insurance does not cover, among other things, liabilities arising out of certain damages claims brought against the covered persons under specified U.S. or Canadian laws, or with respect to certain conduct in the United States.

Sawai Pharmaceutical has entered into liability limitation agreements with its outside directors and audit & supervisory board members. These agreements limit liability of each such person to Sawai Pharmaceutical of the kind described in Article 423, Paragraph 1 of the Companies Act to the minimum amount permitted by Article 425, Paragraph 1 of the Companies Act, so long as the director was acting in good faith and without gross negligence.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
2.1	English translation of Share Transfer Plan (included as Appendix A to the prospectus which is part of this registration statement)

3.1	English translation of Articles of Incorporation of SGH (included in Appendix A to the prospectus which is part of this registration statement)

3.2#	English translation of Regulations of the Board of Directors of SGH

3.3#	English translation of Rules on Handling Shares of SGH

3.4#	English translation of Regulations of the Audit & Supervisory Board of SGH

Exhibit Number	Description of Exhibit

5.1#	Form of opinion of Oh-Ebashi LPC & Partners regarding legality of securities

8.1#	Form of opinion of Shearman & Sterling LLP regarding U.S. federal tax consequences of the Share Transfer

8.2#	Form of opinion of Oh-Ebashi LPC & Partners regarding Japanese tax consequences of the Share Transfer (included in Exhibit 5.1)

21.1#	Subsidiaries of Sawai Pharmaceutical

23.1**	Consent of KPMG AZSA LLC for Sawai Pharmaceutical

23.2*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

23.3*	Consent of Oh-Ebashi LPC & Partners (included in Exhibit 5.1)

99.1	Selected Articles of the Companies Act of Japan (English translation filed herewith as Appendix B to the prospectus which is part of this registration statement)

99.2*	English translation of notice of convocation of Sawai Pharmaceutical’s extraordinary general meeting of shareholders

99.3*	English translation of form of mail-in voting card for Sawai Pharmaceutical’s extraordinary general meeting of shareholders

#	Previously submitted
*	To be filed in a later submission.
**	To be filed with public filing.

(b)	Financial Statement Schedules

The required financial statement schedule for Sawai Pharmaceutical is included in the prospectus which is part of this registration statement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

(iii)

notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iv)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, Sawai Pharmaceutical Co., Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Osaka, Japan, on                 , 2020.

SAWAI PHARMACEUTICAL CO., LTD.
By:
Name:	Kazuhiko Sueyoshi
Title:	Director and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

, 2020
Mitsuo Sawai	Chairman, Representative Director

, 2020
Kenzo Sawai	President, Representative Director (principal executive officer)

, 2020
Kazuhiko Sueyoshi	Director, Chief Financial Officer (principal financial officer and principal accounting officer)

, 2020
Toru Terashima	Director

, 2020
Masatoshi Ohara	Outside Director

, 2020
Nawomi Todo	Outside Director

Authorized Representative in the United States:

Upsher-Smith Laboratories, LLC
By:
Name:	Masahiro Sasaki
Title:	Chairman of the Board of Directors
Date:	, 2020

II-4